ALAMO GROUP INC.
2007
ANNUAL REPORT

FINANCIAL HIGHLIGHTS

IN THOUSANDS, EXCEPT PER SHARE DATA	2007	2006	2005	2004	2003
Net Sales	$ 504,386	$456,494	$ 368,110	$ 342,171	$ 279,078
Gross Margins	$ 97,711	$ 89,890	$ 78,757	$ 75,176	$ 59,762
Operating Expenses	$ 73,874	$ 66,858	$ 60,357	$ 52,478	$ 45,775
Income From Operations	$ 23,837	$ 23,032	$ 18,400	$ 22,698	$ 13,987
Net Income	$ 12,365	$ 11,488	$ 11,291	$ 13,396	$ 8,038
Earnings Per Share (Diluted)	$ 1.24	$ 1.16	$ 1.14	$ 1.36	$ 0.82
Depreciation & Amortization	$ 9,018	$ 9,198	$ 6,456	$ 6,297	$ 5,890
Capital Expenditures	$ 10,765	$ 12,065	$ 8,705	$ 6,067	$ 4,966
Dividends Paid	$ 2,346	$ 2,342	$ 2,339	$ 2,336	$ 2,333
Working Capital	$ 169,391	$ 160,968	$ 125,151	$ 113,183	$ 102,267
Cash Flow From Operations[1]	$ 23,212	$ 22,265	$ 17,896	$ 22,342	$ 14,223
Long Term Debt[2]	$ 78,527	$ 78,526	$ 30,912	$ 18,428	$ 14,379
Shareholder Equity	$ 198,698	$ 181,734	$ 163,476	$160,832	$ 144,067
Average Shares Outstanding	$ 9,953	$ 9,925	$ 9,908	$ 9,864	$ 9,789
Book Value Per Share	$ 19.96	$ 18.31	$ 16.50	$ 16.30	$ 14.72

[1] Excludes Changes in Working Capital
[2] Excludes Current Portion

Certain statements included herein constitute forward looking statements. Such statements are subject to various risks and uncertainties which may cause results to differ materially from those anticipated by the forward looking statements. Among those factors which could cause actual results to differ materially are the following: market demand, competition, weather, currency-related issues and other risk factors listed and described in more detail from time to time in other reports of the Company filed with the Securities and Exchange Commission, including the Company's Form 10-K for 2007 attached hereto.

NET SALES
In Millions


$279
$342
$368
$456
$504
03
04
05
06
07

NET INCOME
In Millions


$8.0
$13.4
$11.3
$11.5
$12.4
03
04
05
06
07

SHAREHOLDER EQUITY
In Millions


$144
$161
$163
$182
$199
03
04
05
06
07

LETTER TO OUR SHAREHOLDERS

In 2007, we dedicated ourselves to internal improvements and margin growth. This was appropriate, particularly coming after 2006, when we undertook a number of initiatives including three acquisitions and two major plant consolidations. These developments were important to the growth, diversification and strengthening of our Company for the long term, and we needed to focus our efforts in 2007 on completing the integration of these initiatives and getting earnings back in line with the top line growth. We made progress on these goals over the course of the year, and we are pleased to report that the second half of 2007 started to exhibit the kind of results we know we are capable of delivering. We believe 2008 will continue along this same path.

It is particularly gratifying to see the improved results at some of our units that struggled the most in 2006 and early 2007. Our Agricultural Division was affected by the consolidation of our two main U.S. plants, which caused delays, inefficiencies and cost overruns. While we are still not operating at our target level, we've seen dramatic improvements as we ended the year and these should continue in 2008.

Our Gradall business also suffered from a decline in sales of core products as our dealers worked to reduce inventory due to concerns about the economy. We see sales returning to more normal levels as our order backlog has increased and, with lower dealer inventories, the pass-through effect from end user demand should be more immediate.

The VacAll product line, which has been our biggest challenge, is also starting to show better results. We bought VacAll out of bankruptcy in mid-2006 and subsequently relocated their operations to our Gradall facility. With the consolidation efforts behind us, we continue to work on margin improvements. While they were a drag on our results in 2007, we feel they should start contributing in 2008 and exhibit strong growth in both sales and earnings for the next several years.

Most of our other businesses in both our Industrial Division and European operations produced solid, growing results in 2007, which should continue in 2008. Our units that build mowing equipment and street sweepers in particular have been strong and our European business continues to benefit from steady conditions in core markets and increased opportunities in Eastern Europe.

While we are certainly concerned about the state of the overall economy in the U.S. and the global markets in which we participate, we are generally optimistic about the prospects for our business and expect to see steady improvement in 2008. The agricultural markets in North America and Europe seem to be benefiting from favorable commodity prices, which should keep farm incomes at comfortable levels despite high costs for energy, fertilizer and other operating expenses. And while some areas, such as the southeast section of the U.S., continue to be affected by drought, there have generally been favorable conditions for farmers and ranchers on a broader basis.

Our industrial business, which primarily consists of products sold to governmental entities and related contractors for right-of-way maintenance, is also showing moderate growth and should remain steady throughout 2008. Though we are concerned that an economic slowdown could cause some belt tightening in state, county and local governmental budgets, we feel any such developments probably would not become apparent until 2009 if at all. As a result, we feel optimistic about our 2008 prospects in this business, as we entered the year with backlog levels 37% above the previous year and with continued momentum from our efficiency improvement efforts that should produce solid earnings growth in 2008 and beyond.

We would like to take this opportunity to thank our many employees who have worked hard on the transitions we have undertaken in 2006 and 2007. And we would also like to thank our shareholders for their continued support of Alamo Group, which we remain committed to justifying.

DONALD J. DOUGLAS
Chairman of the Board

R. A. ROBINSON
President & CEO

EARNINGS PER SHARE
Diluted



$0.82
$1.36
$1.14
$1.16
$1.24
03
04
05
06
07

EBITDA*
In Millions



$19.9
$29.0
$24.8
$32.2
$32.9
03
04
05
06
07

*EBITDA is a non-GAAP financial measure. Defined for this purpose as income from operations plus depreciation and amortization.

ALAMO GROUP OPERATING DIVISIONS

Alamo Group is a leader in the design, manufacture, distribution and service of high quality equipment for right-of-way maintenance and agriculture. The Company, founded in 1969, has over 2,340 employees and operates sixteen plants in North America, Europe and Australia as of December 31, 2007. The Corporate offices of Alamo Group are located in Seguin, Texas. The Company's business is divided into three operating divisions: North American Industrial, North American Agricultural and European.

NORTH AMERICAN INDUSTRIAL DIVISION

The North American Industrial Division produces a wide range of equipment focused on maintenance along highways, airports and other right-of-ways. The main products include mowing equipment, street sweepers, grading/excavating equipment, vacuum trucks, snow removal equipment and related aftermarket parts and services. Brands in this sector include Alamo Industrial, Tiger, Schwarze, Nite-Hawk, Gradall, VacAll, Henke and Schulte. Sales are primarily through independent dealers who sell to governmental entities and related contractors.

NORTH AMERICAN AGRICULTURAL DIVISION

Alamo's North American Agricultural Division makes a variety of implements for use by farms and ranches and, to a lesser extent, contractors, landscapers and various other end users. Our products include mowing equipment, front-end loaders, backhoes, tillage equipment, box blades, augers, rock removal equipment and hay processing equipment, as well as an extensive range of agricultural aftermarket parts. Sales are through a large network of independent agricultural dealers and distributors. Brands in this division include Rhino, SMC, Schulte, Herschel, Valu-Bilt and M&W.

EUROPEAN DIVISION

Alamo's European Division services both the agricultural and right-of-way maintenance markets. This Division sells a broad range of boom arm mounted cutters for verge and hedge maintenance, rotary mowers, front-end loaders, backhoes and other agricultural implements and replacement parts. Sales are primarily through a network of independent dealers and distributors to farms, governmental entities, contractors and various other end users. Our brands in this segment include Bomford, McConnel, Twose, Rousseau, Faucheux, SMA, Spearhead and Forge Gorce.

SALES BY DIVISION
In Millions



Industrial
Agricultural
European
$368
$456
$504
81.53%
-15.73%
3.31%
8.92%
10.91%
13.20%
2005
2006
2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-21220

ALAMO GROUP INC.

(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	74-1621248 (I.R.S. Employer Identification Number)

1627 East Walnut, Seguin, Texas 78155
(Address of principal executive offices, including zip code)

830-379-1480
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.10 per share	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2. of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[X]
Non-accelerated filer	[ ]	Smaller reporting company	[ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The aggregate market value of the voting stock (which consists solely of shares of common stock) held by non-affiliates of the registrant as of June 29, 2007 (based upon the last reported sale price of $25.20 per share) was approximately $157,538,959 on such date.

The number of shares of the registrant's common stock, par value $.10 per share, outstanding as of February 28, 2008 was 9,796,829 shares.

Documents incorporated by reference: Portions of the registrant's proxy statement relating to the 2008 Annual Meeting of Stockholders to be held on May 7, 2008, have been incorporated by reference herein in response to Part III.

ALAMO GROUP INC. AND CONSOLIDATED SUBSIDIARIES

FORM 10-K

TABLE OF CONTENTS

PART I

Item 1. Business

Unless the context otherwise requires, the terms "the Company," "we," "our" and "us" refer to Alamo Group Inc. and its subsidiaries on a consolidated basis.

General

The Company is a leader in the design, manufacture, distribution and service of high quality equipment for right-of-way maintenance and agriculture. The Company's products include tractor-mounted mowing and other vegetation maintenance equipment, street sweepers, excavators, vacuum trucks, snow removal equipment, pothole patchers, agricultural implements and related aftermarket parts and services. The Company emphasizes high quality, cost effective products for its customers and strives to develop and market innovative products while constantly monitoring and seeking to contain its manufacturing and overhead costs. The Company has a long-standing strategy of supplementing its internal growth through acquisitions of businesses or product lines that currently complement, command, or have the potential to achieve, a meaningful share of their niche markets. The Company has 2,347 employees and operates a total of sixteen plants in North America, Europe and Australia. The Company sells its products primarily through a network of independent dealers and distributors, governmental end-users, related independent contractors, as well as to the agricultural and commercial turf markets. The Company operates primarily in the United States, England, France, Canada and Australia.

The predecessor corporation to Alamo Group Inc. was incorporated in the State of Texas in 1969, as a successor to a business that began selling mowing equipment in 1955, and Alamo Group Inc. was reincorporated in the State of Delaware in 1987.

Acquisition History

Since its founding in 1969, the Company has focused on satisfying customer needs through geographic market expansion, product development and refinement, and selected acquisitions. The Company's first products were based on rotary cutting technology. Through acquisitions, the Company added flail cutting technology in 1983 and sickle-bar cutting technology in 1984. The Company added to its presence in the industrial and governmental vegetation markets with the acquisition of Tiger Corporation *("Tiger")* in late 1994.

The Company entered the agricultural mowing markets in 1986 with the acquisition of Rhino Products Inc. *("Rhino")*, a leading manufacturer in this field. With this acquisition, the Company embarked on a strategy to increase the *Rhino* dealer distribution network during a period of industry contraction. The addition of M&W Gear Company *("M&W")* in early 1995 allowed the Company to enter into the manufacturing and distribution of tillage equipment, which complements the *Rhino* distribution network. *M&W* has been integrated into the agricultural marketing group, utilizing the same sales force to cross sell *Rhino* and *M&W* products.

In 1991, the Company began its international expansion with the acquisition of McConnel Ltd. *("McConnel")*, a United Kingdom ("U.K.") manufacturer of vegetation maintenance equipment, principally hydraulic boom-mounted hedge and grass cutters and related parts. Bomford-Turner Ltd. *("Bomford")*, also a U.K. company, was acquired in 1993. *Bomford* is a manufacturer of heavy-duty, tractor-mounted grass and hedge mowing equipment. *McConnel* and *Bomford* sell their products to dealers and distributors through their respective sales forces.

In 1994, the Company acquired Signalisation Moderne Autoroutiere S.A. *("SMA")* located in Orleans, France. *SMA* manufacturers and sells principally a line of heavy-duty, tractor-mounted grass and hedge mowing equipment and associated replacement parts primarily to departments of the French government. This acquisition, along with the acquisitions of Forges Gorce, a flail blade manufacturer in France, in 1996 and Rousseau Holdings, S.A. (*"Rousseau"*), a leading French manufacturer of hedge and verge mowers, in 2004, when combined with *McConnel* and *Bomford,* has made the Company one of the largest manufacturers in the European market for the kind of equipment sold by the Company.

In late 1995, the Company expanded its business in the agricultural market with the acquisition of Herschel Corporation *("Herschel")*, a leading manufacturer and distributor of aftermarket farm equipment replacement and wear parts.

In early 2000, the Company acquired Schwarze Industries, Inc. *("Schwarze"). Schwarze* is a manufacturer of a broad range of street sweeping equipment which is sold to governmental agencies and contractors. The Company believes the *Schwarze* sweeper products fit the Company's strategy of identifying product offerings with brand recognition in the industrial markets the Company serves.

In 2000, the Company purchased the product line and associated assets of Twose of Tiverton Ltd. ("*Twose*") in the U.K. and incorporated its production into the existing facilities at *McConnel* and *Bomford* while maintaining its own sales force and dealer distribution network. *Twose* was a small regional manufacturer of power arm flail mowers and parts, as well as harrows and rollers, which strengthened the Company's market leadership position in the U.K.

In late 2000, the Company acquired Schulte Industries, Ltd. and its related entities *("Schulte"). Schulte* is a Canadian manufacturer of mechanical rotary mowers, snow blowers, and rock removal equipment. *Schulte* strengthened the Company's Canadian presence in both marketing and manufacturing. It also expanded the Company's range of large, heavy-duty rotary mowers.

In 2001, the Company acquired all of the assets of SMC Corporation *("SMC"). SMC* manufactures front-end loaders and backhoes principally for Original Equipment Manufacturer ("OEM") customers and its own *SMC* brand. This acquisition expanded the product range of our agricultural division by branding a line of loaders for *Rhino.*

In early 2002, the Company purchased inventory, fixed assets and certain other assets of Valu-Bilt Tractor Parts ("*Valu-Bilt*"), a subsidiary of Quality Stores, Inc., located in Des Moines, Iowa. *Valu-Bilt* is a distributor of new, used and rebuilt tractor parts and other agricultural spare and wear parts sold directly to customers through its catalog and the internet and on a wholesale basis to dealers. Subsequent to the purchase, the operations of *Valu-Bilt* in Des Moines, Iowa, were consolidated into the Company's *Herschel* facility in Indianola, Iowa.

In late 2002, the Company purchased substantially all of the assets of Faucheux Industries S.A. ("*Faucheux*"), a leading French manufacturer of front-end loaders and attachments. The Company acquired *Faucheux* out of administration, a form of bankruptcy in France. This acquisition broadened the range of our agricultural implements in the French market which we have expanded in the U.K. as well.

On May 19, 2004, the Company purchased the pothole patcher and snow blower product lines from Wildcat Manufacturing, Inc. The product line was merged into the *Schwarze* operation and is complementary to its current product offerings.

On February 14, 2005, the Company, through its European subsidiary Alamo Group (EUR) Ltd., acquired 100% of the issued and outstanding stock of Spearhead Machinery Limited ("*Spearhead*") and subsequently merged its manufacturing operations into *Bomford*'s facility. *Spearhead* manufacturers a range of tractor-mounted vegetation maintenance equipment, including reach mowers, flail mowers and rotary cutters. This acquisition extends our product lines and market coverage in Europe.

On February 3, 2006, the Company purchased substantially all of the assets of the Gradall excavator business ("*Gradall*") of JLG Industries, Inc. including their manufacturing plant in New Philadelphia, Ohio. *Gradall* is a leading manufacturer of both wheeled and crawler telescopic excavators in North America. This acquisition enhances our Industrial Division products which are sold to governmental buyers and related contractors for maintenance along right-of-ways.

On May 24, 2006, the Company purchased the vacuum truck and sweeper lines of Clean Earth Environmental Group, LLC and Clean Earth Kentucky, LLC (collectively referred to as "*VacAll*"). This includes the product lines, inventory and certain other assets that relate to this business. The production of the vacuum truck line was moved to the *Gradall* facility in New Philadelphia, Ohio, and the sweeper line was consolidated into the *Schwarze* facility in Huntsville, Alabama.

On July 14, 2006, the Company acquired 100% of the ownership interests in *Nite-Hawk* Sweepers LLC, ("*Nite-Hawk*") a manufacturer of truck mounted sweeping equipment primarily for the contract sweeping market, which will expand its presence in that market and complement its *Schwarze* sweeper line.

On March 6, 2007 the Company purchased Henke Manufacturing Corporation, ("*Henke*") a manufacturer of specialty snow removal attachments. *Henke*'s products are mounted on both heavy industrial equipment and medium to heavy-duty trucks. The primary end-users are governmental agencies, related contractors and other industrial users.

Marketing and Marketing Strategy

The Company believes that within the U.S. it is a leading supplier to governmental markets, a major supplier in the U.S. agricultural market, and one of the largest suppliers in the European market for its niche product offerings. The Company's products are sold through the Company's various marketing organizations, and extensive, world-wide dealer distribution networks under the *Alamo Industrial®*, *Tiger™*, *Gradall®*, *VacAll™*, *Schwarze®*, *Nite-Hawk™*, *Henke®*, *Rhino®*, *M&W®*, *Fuerst®*, *SMC™*, *Herschel™*, *Valu-Bilt®*, *Schulte®*, *McConnel®*, *Bomford®*, *Spearhead™*, *Twose™*, *SMA®*, *Forges Gorce™*, *Faucheux™*, *Rousseau™* trademarks as well as other trademarks and trade names.

Products and Distribution Channels

North American Industrial

Alamo Industrial equipment is principally sold to governmental end-users, related independent contractors and, to a lesser extent, utility and other right-of-way maintenance operators, and other applications. Governmental agencies and contractors that perform services for such agencies purchase primarily hydraulically-powered, tractor-mounted mowers, including boom-mounted mowers, other types of cutters and replacement parts for heavy-duty, intensive use applications, including maintenance around highway, airport, recreational and other public areas. A portion of *Alamo Industrial's* sales includes tractors, which are not manufactured by *Alamo Industrial*.

Tiger equipment includes heavy-duty, tractor and truck-mounted mowing and vegetation maintenance equipment and replacement parts. *Tiger* sells to state, county, local governmental entities and related contractors primarily through a network of independent dealers. *Tiger's* dealer distribution network is independent of *Alamo Industrial's* dealer distribution network. A portion of *Tiger's* sales includes tractors, which are not manufactured by *Tiger*.

Schwarze equipment includes air, mechanical broom, and regenerative air sweepers along with high-efficiency environmental sweepers, pothole patchers and replacement parts. *Schwarze* primarily sells its products to governmental agencies and independent contractors. The Company believes that *Schwarze* complements *Alamo Industrial* because the dealer and/or end-user for both products in many cases are the same.

Gradall produces a wide spectrum of models based on high-pressure hydraulics and telescoping booms which are sold through dealers primarily to governmental agencies, contractors and to a lesser extent the mining industry, steel mills and other specialty applications. Many of their products are designed for excavation, grading, shaping and similar tasks involved in land clearing, road building or maintenance. These are available mounted on various types of undercarriages: wheels for full-speed highway travel, wheels for on/off road use, and crawlers.

VacAll produces catch basin cleaners and roadway debris vacuum systems. These units are powerful and versatile with uses including, but not limited to, removal of wet and dry leaves, spill elimination and cleaning of sludge beds. *VacAll* also offers a line of sewer cleaners. *VacAll* products are sold through dealers to industrial and commercial contractors as well as governmental agencies.

Nite-Hawk has been producing parking lot sweepers with its unique and innovative hydraulic design. By eliminating the auxiliary engine, *Nite-Hawk* sweepers have proven to be fuel efficient, environmentally conscious, and cost effective to operate. *Nite-Hawk* mainly focuses on and sells direct to parking lot contractors.

Henke designs and manufactures snow plows and heavy-duty snow removal equipment, hitches and attachments for trucks, loaders and graders. *Henke's* primary end-users are governmental agencies, related contractors and other industrial users.

North American Agricultural

Rhino and *M&W* equipment is generally sold to farmers and ranchers to clear brush, maintain pastures and unused farmland, shred crops and till fields and for haymaking. It is also sold to other customers, such as mowing contractors and construction contractors, for non-agricultural purposes. *Rhino* equipment consists principally of a comprehensive line of tractor-powered equipment including rotary cutters, finishing mowers, flail mowers, disc mowers, front-end loaders, backhoes, posthole diggers, scraper blades and replacement parts. This equipment is primarily sold through farm equipment dealers, as well as OEMs and other Alamo Group Company distributors. A portion of the *Rhino* product line is also sold through *McConnel's* network of agricultural dealers in the U.K.

SMC equipment includes a broad line of front-end loaders and backhoes that fit many tractors on the market today. The majority of the products are sold to OEMs and to a lesser extent through *Rhino* branded equipment.

Herschel/Valu-Bilt aftermarket replacement parts are sold for many types of farm equipment and tractors and certain types of mowing and construction equipment. *Herschel* products include a wide range of cutting parts, plain and hard-faced replacement tillage tools, disc blades and fertilizer application components. *Herschel* replacement tools and parts are sold throughout the United States, Canada and Mexico to five major customer groups: farm equipment dealers; fleet stores; wholesale distributors; OEMs; and construction equipment dealers. *Valu-Bilt* complements the *Herschel* product lines while also expanding the Company's offering of aftermarket agricultural parts and added catalog and internet sales direct to end-users.

Schulte equipment includes heavy-duty mechanical rotary mowers, snow blowers, rock removal equipment and related replacement parts. *Schulte* serves both the agricultural and industrial markets primarily in Canada and the U.S. *Schulte* also sells some of the Company's other product lines in their markets and some of its products through *Twose* in the U.K. and independent distributors throughout the world.

European

McConnel equipment principally includes a broad line of hydraulic, boom-mounted hedge and grass cutters, as well as other tractor attachments and implements such as hydraulic backhoes, cultivators, subsoilers, buckets and other digger implements and related replacement parts. *McConnel* equipment is sold primarily in the U.K., Ireland and France and in other parts of Europe, Australia, and North America through independent dealers and distributors.

Bomford equipment includes hydraulic, boom-mounted hedge and hedgerow cutters, industrial grass mowers, agricultural seedbed preparation cultivators and related replacement parts. *Bomford* equipment is sold to governmental agencies, contractors and agricultural end-users in the U.K., Ireland and France and, to a lesser extent, other countries in Europe, North America, Australia and the Far East. *Bomford's* sales network is similar to that of *McConnel* in the U.K. *Rhino* sells some of *Bomford's* product line in the U.S.

SMA equipment includes hydraulic, boom-mounted hedge and hedgerow cutters and related replacement parts. *SMA's* principal customers are French local authorities. *SMA's* product offerings were expanded in 1994 to include certain quick-attach boom mowers manufactured by the Company in the U.K. to expand its presence in agricultural dealerships. *Forges Gorce* manufactures flail blades which are sold to some of the Company's subsidiaries as well as to other customers.

Twose equipment includes light-duty power arm mowers, agricultural implements and related replacement parts. *Twose* products are manufactured at the Company's U.K. facilities as well as outside vendors. These products are sold through *Twose's* own dealer distribution network in the U.K. and through *Faucheux* in France.

The addition of *Spearhead* expanded the Company's product lines, particularly rotary cutters, and market coverage in Europe and increased utilization of our U.K. manufacturing facilities.

Faucheux equipment includes front-end loaders, backhoes, attachments and related parts. Historically, the majority of *Faucheux* sales have been in France, but the Company has expanded market coverage to other countries, particularly the U.K., using the Company's existing dealer distribution network.

Rousseau sells hydraulic and mechanical boom mowers, primarily in France through its own sales force and dealer distribution network to mainly agricultural and governmental markets. Their products have also been introduced into other markets outside of France.

In addition to the sales of *Herschel* replacement parts, the Company derives a significant portion of its revenues from sales of replacement parts for each of its wholegoods lines. Replacement parts represented approximately 25%, 27% and 24% of the Company's total sales for the years ended December 31, 2005, 2006 and 2007, respectively. The increase in 2006 was mainly from the temporary production of low-margin parts produced by *Gradall* for JLG Industries, Inc. the previous owner of *Gradall* as part of a post acquisition transaction. Proprietary replacement parts generally are more profitable and less cyclical than wholegoods.

While the Company believes that the end-users of its products evaluate their purchases on the basis of price, reputation and product quality, such purchases are also based on a dealer's service, support of and loyalty to the dealer based on previous purchase experiences, as well as other factors such as product and replacement part availability.

Product Development

The Company's ability to provide innovative responses to customer needs, to develop and manufacture new products, and to enhance existing product lines is important to its success. The Company continually conducts research and development activities in an effort to improve existing products and develop new products. As of December 31, 2007, the Company employed 112 people in its various engineering departments, 66 of whom are degreed engineers and the balance of whom are support staff. Amounts expended on research and development activities were approximately $5,185,000 in 2007 and $4,799,000 in 2006 and $3,132,000 in 2005. As a percentage of sales, research and development was approximately 1.0% in 2007, 1.1% in 2006 and 1.0% in 2005, and is expected to continue at similar levels in 2008.

Seasonality

The Company's sales, both product and spare parts, are generally higher in the second and third quarters of the year because a substantial number of the Company's products are used for maintenance activities such as vegetation maintenance, highway right-of-ways, construction and street and parking lot sweeping. Usage of this equipment is lower in harsh weather. We believe the acquisitions in 2006 and 2007 will somewhat soften the seasonality factor we experienced historically, which had a higher concentration of vegetation maintenance equipment representing a larger percentage of total sales. In order to enhance efficient utilization of manpower and facilities throughout the year, the Company estimates seasonal demand months in advance, and manufacturing capacity is scheduled in anticipation of such demand. The Company utilizes a rolling twelve-month sales forecast provided by the Company's marketing departments and order backlog in order to develop a production plan for its manufacturing facilities. Additionally, many of the Company's marketing departments attempt to equalize demand for its products throughout the calendar year by offering seasonal sales programs which may provide additional incentives, including discounts and extended payment terms, on equipment that is ordered during off-season periods.

Competition

The Company's products are sold in highly competitive markets throughout the world. The principal competitive factors are price, quality, availability, service and reputation. The Company competes with several large national and international companies that offer a broad range of equipment and replacement parts, as well as numerous small, privately-held manufacturers and suppliers of a limited number of products, mainly on a regional basis. Some of the Company's competitors are significantly larger than the Company and have substantially greater financial and other resources at their disposal. The Company believes that it is able to compete successfully in its markets by effectively managing its manufacturing costs, offering high quality products, developing and designing innovative products and, to some extent, avoiding direct competition with significantly larger potential competitors. There can be no assurance that the Company's competitors will not substantially increase the resources devoted to the development and marketing of products competitive with the Company's products or that new competitors with greater resources will not enter the Company's markets.

Unfilled Orders

As of December 31, 2007, the Company had unfilled customer orders of $82,052,000 compared to $59,744,000 at December 31, 2006. The 37% increase was primarily the result of the *VacAll, Nite-Hawk* and *Henke* acquisitions along with increased orders in our agricultural division. The Company also experienced increases in governmental orders in its Industrial sector primarily for both mowers and street sweepers. Management expects that substantially all of the Company's backlog as of December 31, 2007 will be shipped during fiscal year 2008. The amount of unfilled orders at a particular time is affected by a number of factors, including manufacturing and shipping schedules which, in most instances, are dependent on the Company's seasonal sales programs and the requirements of its customers. Certain of the Company's orders are subject to cancellation at any time before shipment; therefore, a comparison of unfilled orders from period to period is not necessarily meaningful and may not be indicative of future actual shipments. No single customer is responsible for supplying more than 10% of the aggregate revenue of the Company.

Sources of Supply

The Company, through its subsidiaries, purchases tractors, truck chassis and engines as well as steel, gearboxes, drivelines, hydraulic components and other industrial parts and supplies. A number of the Company's products are mounted and shipped with a tractor or truck chassis. Tractors and truck chassis are generally available, but some delays in receiving tractors or truck chassis can occur throughout the year. In 2007, truck chassis and industrial engines used in the Company's products and manufactured after January 1, 2007, were required to meet Tier III federal guidelines for emission controls, which increased the cost of our units and our working capital requirements. No single supplier is responsible for supplying more than 10% of the principal raw materials used by the Company. The Company sources its purchased goods from international and domestic suppliers.

While the Company manufactures many of the parts for its products, a significant percentage of parts, including most drivelines, gear boxes, industrial engines, and hydraulic components, are purchased from outside suppliers which manufacture to the Company's specifications. During 2007 and continuing into 2008 the Company continues to be impacted by supplier issues relating to timely deliveries of hydraulic components. The Company continues to work with these vendors as well as identifying other potential sources.

Patents and Trademarks

The Company owns various U.S. and international patents. While the Company considers its patents to be advantageous to its business, it is not dependent on any single patent or group of patents. The Company amortizes approximately $104,000 annually in patents and trademarks relating to the industrial segment. The net book value of the patents and trademarks was $4,081,000 and $4,185,000 as of December 31, 2007 and 2006, respectively.

Products manufactured by the Company are advertised and sold under numerous trademarks. *Alamo Industrial®, Gradall®, VacAll™, Henke®, Rhino®, M&W®, SMC™, Fuerst®, McConnel®, Bomford®, SMA®, Schwarze®, Nite-Hawk™, Tiger™, Schulte®, Forges Gorce™, Twose™, Faucheux™, Herschel™, Valu-Bilt®, Rousseau™* and *Spearhead™* trademarks are the primary marks for the Company's products. The Company also owns other trademarks which it uses to a lesser extent, such as *Terrain King®, Triumph®, Mott®, Turner®*, and *Dandl®*. Management believes that the Company's trademarks are well known in its markets and are valuable and that their value is increasing with the development of its business. The Company actively protects its trademarks against infringement and believes it has applied for or registered its trademarks in the appropriate jurisdictions.

Environmental and Other Governmental Regulations

Like other manufacturers, the Company is subject to a broad range of federal, state, local and foreign laws and requirements, including those concerning air emissions, discharges into waterways, and the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste materials, as well as the remediation of contamination associated with releases of hazardous substances at the Company's facilities and offsite disposal locations, workplace safety and equal employment opportunities. These laws and regulations are constantly changing, and it is impossible to predict with accuracy the effect that changes to such laws and regulations may have on the Company in the future. Like other industrial concerns, the Company's manufacturing operations entail the risk of noncompliance, and there can be no assurance that the Company will not incur material costs or other liabilities as a result thereof.

The Company knows that its Indianola, Iowa property is contaminated with chromium which most likely resulted from chrome plating operations which were discontinued before the Company purchased the property. Chlorinated volatile organic compounds have also been detected in water samples on the property, though the source is unknown at this time. The Company has been voluntarily working with an environmental consultant and the state of Iowa with respect to these issues and believes it completed its remediation program in June 2006. The work was accomplished within the Company's environmental liability reserve balance. We requested a "no further action" classification from the state. The State of Iowa asked for some additional testing information which the Company has provided. We expect to receive a qualified no further action letter that will require only that we monitor the site in the future. Monitoring will continue until enough data is collected to demonstrate stable or improving conditions, at which time an unconditional no further action letter will be requested.

The Company also preliminarily established an environmental reserve in the amount of $1,913,000 related to the acquisition of *Gradall's* facility in Ohio. Three specific remediation projects that were identified prior to the acquisition are in process and estimated to cost $400,000. The Company has also identified and established a reserve of $325,000 concerning a potential asbestos issue at the *Gradall* facility which is being evaluated. The balance of the reserve, $1,188,000, is mainly for potential ground water contamination/remediation that was identified before the acquisition and believed to have been generated by a third party company located near the *Gradall* facility. Certain other assets of the Company contain asbestos that may have to be abated in the future. The estimated timing and the fair market value of removing or disposing of existing asbestos cannot be reasonably estimated at this time; however, the Company believes the liability associated with the asbestos removal will not have a material adverse effect on the Company's consolidated financial position or results of operations.

The Company is subject to various other federal, state, and local laws affecting its business, as well as a variety of regulations relating to such matters as working conditions, equal employment opportunities, and product safety. A variety of state laws regulate the Company's contractual relationships with its dealers, some of which impose restrictive standards on the relationship between the Company and its dealers, including events of default, grounds for termination, non-renewal of dealer contracts and equipment repurchase requirements. The Company believes it is currently in material compliance with all such applicable laws and regulations.

Employees

As of December 31, 2007, the Company employed 2,347 full-time employees. In the U.S. the Company has collective bargaining agreements at the *Gradall* facility which cover 262 employees and will expire in March 2010 and at the *SMC* facility covering 114 employees which will expire in April 2009. The Company's European operations, *McConnel, Bomford, SMA, Forges Gorce, Faucheux and Rousseau,* also have various collective bargaining agreements covering 523 employees. The Company considers its employee relations to be satisfactory.

Financial Information about Segments

See Note 13 of the accompanying consolidated financial statements.

International Operations and Geographic Information

See Note 14 of the accompanying consolidated financial statements.

Available Information

The Company files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room. The SEC maintains a website that contains annual, quarterly and current reports, proxy and information statements and other information that issuers (including the Company) file electronically with the SEC. The SEC's website is **http://www.sec.gov**.

The Company's website is **www.alamo-group.com**. The Company makes available free of charge through its website, via a link to the SEC's website at **www.sec.gov**, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The Company also makes available through its website, via a link to the SEC's website, statements of beneficial ownership of the Company's equity securities filed by its directors, officers, 10% or greater shareholders and others required under Section 16 of the Exchange Act.

The Company also makes available on its website its most recent annual report on Form 10-K, its quarterly reports on Form 10-Q for the current fiscal year, its most recent proxy statement and its most recent annual report to stockholders, although in some cases these documents are not available on our site as soon as they are available on the SEC's site. You will need to have on your computer the Adobe Acrobat Reader® software to view the documents, which are in PDF format. In addition, the Company posts on its website its Charters for its Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee, as well as its Corporate Governance Policies and its Code of Conduct and Ethics for its directors, officers and employees. You can obtain a written copy of these documents, excluding exhibits, at no cost, by sending your request to the Corporate Secretary, Alamo Group Inc., 1627 E. Walnut Street, Seguin, Texas 78155, which is the principal corporate office of the Company. The telephone number is (830) 379-1480. The information on the Company's website is not incorporated by reference into this report.

Forward-Looking Information

Part I of this Annual Report on Form 10-K and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Part II of this Annual Report contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In addition, forward-looking statements may be made orally or in press releases, conferences, reports or otherwise, in the future by or on behalf of the Company.

The documents incorporated herein and therein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements that are not historical are forward-looking. When used by us or on our behalf, the words "will," "estimate," "believe," "intend," "could," "should," "anticipate," "project," "forecast," "plan," "may" and similar expressions generally identify forward-looking statements made by us or on our behalf. Forward-looking statements involve risks and uncertainties. These uncertainties include factors that affect all businesses operating in a global market, as well as matters specific to the Company and the markets we serve. Certain particular risks and uncertainties that continually face us include the following:

- budget constraints or revenue shortfalls which could affect the purchases of our type of equipment by governmental customers;
- our ability to develop and manufacture new and existing products profitably;
- market acceptance of new and existing products;
- our ability to maintain good relations with our employees; and
- our ability to hire and retain quality employees.

In addition, we are subject to risks and uncertainties facing the industry in general, including the following:

- changes in business and political conditions and the economy in general in both domestic and international markets;
- changes in market conditions;
- increased competition;
- decreases in the prices of agricultural commodities, which could affect our customers' income levels;
- adverse weather conditions such as droughts and floods which can affect the buying patterns of our customers and related contractors;
- increased costs of complying with new regulations such as Sarbanes-Oxley which affect public companies;
- the potential effects on the buying habits of our customers due to diseases such as mad cow disease and bird flu;
- slower growth in our markets;
- financial market changes including increases in interest rates and fluctuations in foreign exchange rates;
- actions of competitors;
- the inability of our suppliers, customers, creditors, public utility providers and financial service organizations to deliver or provide their products or services to us;
- availability and increased prices of raw materials and energy;
- seasonal factors in our industry;
- unforeseen litigation;
- changes in domestic and foreign governmental policies and laws, including increased levels of government regulation and changes in agricultural policies;
- government actions including budget levels, regulations and legislation, relating to the environment, commerce, infrastructure spending, health and safety; and
- farm subsidies and farm payments.

We wish to caution readers not to place undue reliance on any forward-looking statement and to recognize that the statements are not predictions of actual future results. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described above and under "Risk Factors" in this prospectus, as well as others not now anticipated. The foregoing statements are not exclusive and further information concerning us and our businesses, including factors that could potentially materially affect our financial results, may emerge from time to time. It is not possible for management to predict all risk factors or to assess the impact of such risk factors on the Company's businesses.

Executive Officers of the Company

Certain information is set forth below concerning the executive officers of the Company, each of whom has been elected to serve until the 2008 annual meeting of directors or until his successor is duly elected and qualified.

Name	Age	Position
Ronald A. Robinson	55	President and Chief Executive Officer
Dan E. Malone	47	Executive Vice President and Chief Financial Officer
Robert H. George	61	Vice President, Secretary and Treasurer
Richard J. Wehrle	51	Vice President and Controller
Donald C. Duncan	56	Vice President and General Counsel
Geoffrey Davies	60	Vice President, Alamo Group Inc. and Managing Director, Alamo Group (EUR) Ltd.

Richard D. Pummell	61	Executive Vice President, Alamo Group (USA) Inc. North American Agricultural Division
Ian Burden	53	Executive Vice President, Alamo Group (USA) Inc. North American Alamo Industrial Division

Ronald A. Robinson was appointed President, Chief Executive Officer and a director of the Company on July 7, 1999. Mr. Robinson had previously been President of Svedala Industries, Inc., the U.S. subsidiary of Svedala Industries AB of Malmo, Sweden, a leading manufacturer of equipment and systems for the worldwide construction, mineral processing and materials handling industries. Mr. Robinson joined Svedala in 1992 when it acquired Denver Equipment Company of which he was Chairman and Chief Executive Officer.

Dan E. Malone was appointed Executive Vice President, Chief Financial Officer on January 15, 2007. Prior to joining the Company, Mr. Malone held the position of Executive Vice President, Chief Financial Officer & Corporate Secretary at Igloo Products Corporation, from 2002 to January 2007. Mr. Malone was Vice President and Chief Financial Officer of The York Group, Inc. from 2000 to 2002 and held various financial positions from 1987 to 2000 with Cooper Industries, Inc. and its various subsidiaries.

Robert H. George joined the Company in May 1987 as Vice President and Secretary/Treasurer and has served the Company in various executive capacities since that time. Prior to joining the Company, Mr. George was Senior Vice President of Frost National Bank from 1978 to 1987.

Richard J. Wehrle has been Vice President and Controller of the Company since May 2001. Prior to his appointment, Mr. Wehrle served in various accounting management capacities within the Company since 1988.

Donald C. Duncan has been General Counsel of the Company since January 2002 and was elected Vice President in February 2003. Prior to joining the Company, Mr. Duncan was counsel for various publicly held companies in Houston, Texas and most recently was Associate General Counsel for EGL, Inc. from 2000 to 2001 and Senior Counsel for Weatherford International Inc. from 1997 to 1999.

Geoffrey Davies has been Managing Director of Alamo Group (EUR) Ltd. since December 1993 and was elected Vice President of the Company in February 2003. From 1988 to 1993, Mr. Davies served *McConnel* Ltd., a U.K. company acquired by Alamo Group in 1991, in various capacities including serving as its Marketing Director from February 1992 until December 1993.

Richard D. Pummell has been Executive Vice President of Alamo Group (USA) Inc. since January 2005 and manages the Agricultural division. Prior to his appointment as Executive Vice President, Mr. Pummell was Vice President for Global Supply and General Manager, Metso Minerals, since 1997.

Ian Burden has been Executive Vice President of Alamo Group (USA) Inc. since January 1994 and manages the Alamo Industrial division. Since 1981, Mr. Burden served in various sales and marketing capacities for *Bomford* Turner, Ltd., a U.K. company acquired by Alamo in 1993.

Item 1A. Risk Factors

You should carefully consider each of the risks described below, together with all of the other information contained in this Annual Report on Form 10-K, before making an investment decision with respect to the Company's securities. If any of the following risks develop into actual events, the Company's business, financial condition or results from operations could be materially and adversely affected and you could lose all or part of your investment.

You should carefully consider the following risk factors together with all of the other information included in this prospectus or incorporated by reference into this prospectus. Each of these risk factors could adversely affect our business, results of operations and financial condition, as well as the value of an investment in our common stock.

Risks related to our business

Deterioration of industry conditions could harm our business, results of operations and financial condition.

Our business depends to a large extent upon the prospects for the mowing, right-of-way maintenance and agricultural markets in general. Future prospects of the industry depend largely on factors outside of our control. Any of those factors could adversely impact demand for our products, which could adversely impact our business, results of operations and financial condition. These factors include the following:

- general economic conditions;
- the price and availability of raw materials (including fuel and steel) and purchased components;
- budget constraints and revenue shortfalls for our governmental customers;
- changes in domestic and foreign governmental policies and laws, including increased levels of governmental regulation;
- the levels of interest rates; and
- the value of the U.S. dollar relative to the foreign currencies in countries where we sell our products and in which we don't have a manufacturing presence.

In addition, our business is susceptible to a number of factors that specifically affect agricultural customer spending patterns, including the following:

- animal disease outbreaks, epidemics and crop pests;
- weather conditions, such as droughts and floods;
- changes in farm incomes;
- cattle and agricultural commodity prices;
- changes in governmental agricultural policies and subsidies, including the impending end of the five-year U.S. Farm Bill of 2002, uncertainty surrounding the new U.S. Farm Bill not yet approved, and changing governmental regulations concerning farm programs imposed by the European Union;
- the level of worldwide farm output and demand for farm products; and
- limits on agricultural imports.

A downturn in general economic conditions may adversely affect our business, results of operations and financial condition.

The strength and profitability of our business depends on the overall demand for our products. Our revenues are sensitive to general economic conditions and are influenced by consumer confidence in the economy and other factors. A recession or downturn in the general economy, or in a region constituting a significant source of customers for our products, could result in fewer customers purchasing our products, which would adversely affect our results of operations.

We depend on governmental sales and a decrease in such sales could adversely affect us.

A substantial portion of our revenues is derived from sales to federal, state and local governmental entities. These sales depend primarily on the levels of budgeted and appropriated expenditures for highway, airport, roadside and parks maintenance by various governmental entities and are affected by changes in local and national economic conditions. In addition, from time to time governmental entities have used chemical control of vegetation, which if widely adopted would decrease governmental demand for our products, which could adversely affect our business, results of operations and financial condition.

Our dependence on, and the price and availability of, raw materials (such as steel and fuel) as well as purchased components may adversely affect our business, results of operations and financial condition.

We are subject to fluctuations in market prices for raw materials such as steel and energy. In recent years, the prices of various raw materials have increased significantly, and we have been unable to avoid exposure to global price fluctuations and supply limitations, such as have occurred with the cost and availability of steel, fuel and related products. Additionally, although most of the raw materials and purchase components we use are commercially available from a number of sources, we could experience disruptions in the availability of such materials. If we are unable to purchase materials we require or are unable to pass on price increases to our customers or otherwise reduce our cost of goods sold, our business, results of operations and financial condition may be adversely affected. In addition, higher energy costs may negatively affect spending by farmers, including their purchases of our products.

We operate in a highly competitive industry, and some of our competitors and potential competitors have greater resources than we do.

Our products are sold in highly competitive markets throughout the world. We compete with several large national and international companies that offer a broad range of equipment and replacement parts that compete with our products, as well as numerous small, privately-held manufacturers and suppliers of a limited number of products mainly on a regional basis. Some of our competitors are significantly larger than we are and have substantially greater financial and other resources at their disposal. We believe that we are able to compete successfully in our markets by, to some extent, avoiding direct competition with significantly larger potential competitors. There can be no assurance that our competitors will not substantially increase the resources devoted to the development and marketing of products competitive with our products or that new competitors with greater resources will not enter our markets. Any failure to effectively compete could have an adverse effect on our business, results of operations and financial condition.

We operate and source internationally, which exposes us to the political, economic and other risks of doing business abroad.

We have operations in a number of countries outside of the United States. Our international operations are subject to the risks normally associated with conducting business in foreign countries, including the following:

- limitations on ownership and on repatriation of earnings;
- import and export restrictions, tariffs and quotas;
- additional expenses relating to the difficulties and costs of staffing and managing international operations;
- labor disputes and uncertain political and economic environments and the impact of foreign business cycles;
- changes in laws or policies;
- delays in obtaining or the inability to obtain necessary governmental permits;
- potentially adverse consequences resulting from the applicability of foreign tax laws;
- cultural differences;
- increased expenses due to inflation;
- weak economic conditions in foreign markets where our subsidiaries distribute their products; and
- changes in currency exchange rates.

Our foreign operations may also be adversely affected by laws and policies of the United States and the other countries in which we operate affecting foreign trade, investment and taxation.

In addition, political developments and governmental regulations and policies in the countries in which we operate directly affect the demand for our products. For example, decreases or delays in farm subsidies to our agricultural customers, or the implementation of "green policies" aimed at limiting mowing activities, could adversely affect our business, results of operations and financial condition.

Our acquisition strategy may not be successful, which may adversely affect our business, results of operations and financial condition.

We intend to grow internally and through the acquisition of businesses and assets that will complement our current businesses. To date, a material portion of our growth has come through acquisitions. We cannot be certain that we will be able to identify attractive acquisition targets, obtain financing for acquisitions on satisfactory terms or successfully acquire identified targets. Competition for acquisition opportunities may also increase our costs of making acquisitions or prevent us from making certain acquisitions. These and other acquisition-related factors may adversely impact our business, results of operations and financial condition.

We may be unable to complete or integrate existing or future acquisitions effectively, and businesses we have acquired, or may acquire in the future, may not perform as expected.

We may not be successful in integrating acquired businesses into our existing operations and achieving projected synergies. We could face many risks in integrating acquired businesses, including the following:

- we may incur substantial costs, delays or other operational or financial challenges in integrating acquired businesses, including integrating each company's accounting, information technology, human resource and other administrative systems to permit effective management;
- we may be unable to achieve expected cost reductions, to take advantage of cross-selling opportunities, or to eliminate redundant operations, facilities and systems;
- we may need to implement or improve controls, procedures and policies appropriate for a public company;
- acquisitions may divert our management's attention from the operation of our businesses;
- we may not be able to retain key personnel of acquired businesses;
- there may be cultural challenges associated with integrating management and employees from the acquired businesses into our organization; and
- we may encounter unanticipated events, circumstances or legal liabilities.

Our integration of acquired businesses requires significant efforts from the management of each entity, including coordinating existing business plans and research and development efforts. Integrating operations may distract management's attention from the day-to-day operation of the combined companies. Ultimately, our attempts to integrate the operations, technology and personnel of acquired businesses may not be successful. If we are unable to successfully integrate acquired businesses, our future results may be negatively impacted.

In addition, we may be adversely affected if businesses that we have acquired, or that we acquire in the future, do not perform as expected. An acquired business could perform below our expectations for a number of reasons, including legislative or regulatory changes that affect the areas in which the acquired business specializes, the loss of customers and dealers, general economic factors that directly affect the acquired business, and the cultural incompatibility of its management team. Any or all of these reasons could adversely affect our business, results of operation and financial condition.

Moreover, as a result of our acquisitions in recent years, we have recorded substantial goodwill on our balance sheet, which amounted to approximately $43,946,000 as of December 31, 2007. We test our goodwill for impairment annually, as well as whenever events or changes in circumstances indicate that the goodwill may be impaired. These events or circumstances generally include operating losses or a significant decline in earnings associated with the acquired business or asset. Our ability to avoid impairment will depend on the future cash flows of these businesses. These cash flows in turn depend in part on how well we have integrated these businesses. If it is determined that an impairment exists, we may be required to incur material charges to our earnings.

The agricultural industry and the mowing and growth maintenance industry are seasonal and are affected by the weather, and seasonal fluctuations may cause our results of operations and working capital to fluctuate from quarter to quarter.

In general, agricultural and governmental end-users typically purchase new equipment during the first and second calendar quarters. Other products such as street sweepers, excavators, snow blowers, front-end loaders and pothole patchers have different seasonal patterns, as do replacement parts in general. In attempting to achieve efficient utilization of manpower and facilities throughout the year, we estimate seasonal demand months in advance and manufacturing capacity is scheduled in anticipation of such demand. We utilize a rolling twelve-month sales forecast provided by our marketing divisions and order backlog in order to develop a production plan for our manufacturing facilities. Additionally, many of our marketing departments attempt to equalize demand for their products throughout the calendar year by offering seasonal sales programs which may provide additional incentives, including discounts and extended payment terms, on equipment that is ordered during off-season periods. Because we spread our production and wholesale shipments throughout the year to take into account the factors described above, sales of agricultural and mowing and growth equipment products in any given period may not reflect the timing of dealer orders and retail demand.

Weather conditions and general economic conditions may affect the timing of purchases and actual industry conditions might differ from our forecasts. Consequently, we cannot assure you that sudden or significant declines in industry demand would not adversely affect our working capital or results of operations.

If we do not retain key personnel and attract and retain other highly skilled employees, our business will suffer.

Our continued success will depend on, among other things, the efforts and skills of our executive officers, including our president and chief executive officer, and our ability to attract and retain additional highly qualified managerial, technical, manufacturing and sales and marketing personnel. We do not maintain "key man" life insurance for any of our employees, and all of our senior management are employed at will. We cannot assure you that we will be able to attract and hire suitable replacements for any of our key employees. We believe the loss of a key executive officer or other key employee could have an adverse effect on our business, results of operations and financial condition.

We are subject on an ongoing basis to the risk of product liability claims and other litigation arising in the ordinary course of business.

Like other manufacturers, we are subject to various claims, including product liability claims, arising in the ordinary course of business, and we are a party to various legal proceedings that constitute routine litigation incidental to our business. We may be exposed to product liability claims in the event that the use of our products results, or is alleged to result, in bodily injury, property damage, or both. We cannot assure you that we will not experience any material product liability losses in the future or that we will not incur significant costs to defend such claims. While we currently have product liability insurance, we cannot assure you that our product liability insurance coverage will be adequate for any liabilities that may ultimately be incurred or that it will continue to be available on terms acceptable to us. A successful claim brought against us in excess of available insurance coverage or a requirement to participate in a product recall may have a materially adverse effect on our business.

We are subject to environmental, health and safety and employment laws and regulations and related compliance expenditures and liabilities.

Like other manufacturers, we are subject to a broad range of federal, state, local and foreign laws and requirements, including those concerning air emissions, discharges into waterways, and the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste materials, as well as the remediation of contamination associated with releases of hazardous substances at our facilities and offsite disposal locations, workplace safety and equal employment opportunities. These laws and regulations are constantly changing, and it is impossible to predict with accuracy the effect that changes to such laws and regulations may have on us in the future. Like other industrial concerns, our manufacturing operations entail the risk of noncompliance, and there can be no assurance that we will not incur material costs or other liabilities as a result thereof.

The Company knows that its Indianola, Iowa property is contaminated with chromium which most likely resulted from chrome plating operations which were discontinued before the Company purchased the property. Chlorinated volatile organic compounds have also been detected in water samples on the property, though the source is unknown at this time. The Company has been voluntarily working with an environmental consultant and the state of Iowa with respect to these issues and believes it completed its remediation program in June 2006. The work was accomplished within the Company's environmental liability reserve balance. We requested a "no further action" classification from the state. The State of Iowa asked for some additional testing information which the Company has provided. We expect to receive a qualified no further action letter that will require only that we monitor the site in the future. Monitoring will continue until enough data is collected to demonstrate stable or improving conditions, at which time an unconditional no further action letter will be requested.

The Company also preliminarily established an environmental reserve in the amount of $1,913,000 related to the acquisition of *Gradall's* facility in Ohio. Three specific remediation projects that were identified prior to the acquisition are in process and estimated to cost $400,000. The Company has also identified and established a reserve of $325,000 concerning a potential asbestos issue at the *Gradall* facility which is being evaluated. The balance of the reserve, $1,188,000, is mainly for potential ground water contamination/remediation that was identified before the acquisition and believed to have been generated by a third party company located near the *Gradall* facility. Certain other assets of the Company contain asbestos that may have to be abated in the future. The estimated timing and the fair market value of removing or disposing of existing asbestos cannot be reasonably estimated at this time; however, the Company believes the liability associated with the asbestos removal will not have a material adverse effect on the Company's consolidated financial position or results of operations.

We have incurred and will continue to incur capital and other expenditures to comply with the laws and regulations applicable to our operations. In particular, if we fail to comply with any environmental regulations, then we could be subject to future liabilities, fines or penalties or the suspension of production at our manufacturing facilities. If unexpected obligations at these or other sites or more stringent environmental laws are imposed in the future, our business, results of operations and financial condition may be adversely affected.

Fluctuations in currency exchange rates may adversely affect our financial results.

Our earnings are affected by fluctuations in the value of the U.S. dollar as compared to foreign currencies, predominately in European countries, Canada and Australia, as a result of the sale of our products in international markets. While we do hedge against the earnings effects of such fluctuations to an extent (primarily in the U.K. market), we cannot assure you that we will be able to effectively manage these risks. Significant long-term fluctuations in relative currency values, such as a devaluation of the Euro against the U.S. dollar, could have an adverse effect on our future results of operations or financial condition.

Risks related to investing in our common stock

Because the price of our common stock may fluctuate significantly and its trading volume has generally been low, it may be difficult for you to resell our common stock when desired or at attractive prices.

The trading price of our common stock has and may continue to fluctuate. The closing prices of our common stock on the NYSE during 2007 has ranged from $28.36 to $16.78 per share, and during 2006 ranged from $26.00 to $19.25 per share. Our stock price may fluctuate in response to the risk factors set forth herein and to a number of events and factors, such as quarterly variations in operating and financial results, litigation, changes in financial estimates and recommendations by securities analysts, the operating and stock performance of other companies that investors may deem comparable to us, news reports relating to us or trends in our industry or general economic conditions. Furthermore, the trading volume of our common stock has generally been low, which may increase the volatility of the market price for our stock. The stock price volatility and low trading volume may make it difficult for you to resell your shares of our common stock when desired or at attractive prices.

You may experience dilution of your ownership interests due to the future issuance of additional shares of our common stock.

We may issue shares of our previously authorized and unissued securities which will result in the dilution of the ownership interests of our present stockholders. We are currently authorized to issue 20,000,000 shares of common stock. At December 31, 2007, 9,796,829 shares of our common stock were issued and outstanding, and there were outstanding options to purchase an additional 579,080 shares of our common stock. We also have additional shares available for grant under our 2005 Incentive Stock Option Plan and our 1999 Non-Qualified Stock Option Plan. Additional stock option or other compensation plans or amendments to existing plans for employees and directors may be adopted. Issuance of these shares of common stock may substantially dilute the ownership interests of our then existing stockholders. We may also issue additional shares of our common stock in connection with the hiring of personnel, future acquisitions, future private placements of our securities for capital raising purposes, or for other business purposes. This would further dilute the interests of our existing stockholders.

Future sales, or the possibility of future sales, of a substantial amount of our common stock may depress the price of the shares of our common stock.

Future sales, or the availability for sale in the public market, of substantial amounts of our common stock could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities. If we or our existing stockholders sell substantial amounts of our common stock in the public market or if there is a perception that these sales may occur, the market price of our common stock could decline.

There is no assurance that we will continue declaring dividends or have the available cash to make dividend payments.

Although we have paid a cash dividend of $0.06 per share in each quarter since the third quarter of 1999, there can be no assurance that we will continue to declare dividends or that funds will continue to be available for this purpose in the future. The declaration and payment of dividends are restricted by the terms of our amended and restated revolving credit agreement and are subject to the discretion of our Board of Directors, are not cumulative, and will depend upon our profitability, financial condition, capital needs, future prospects, and other factors deemed relevant by our Board of Directors.

Provisions of our corporate documents may have anti-takeover effects that could prevent a change in control.

Provisions of our charter, bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include supermajority voting requirements, prohibiting the stockholder from calling stockholders meetings, removal of directors for cause only and prohibiting shareholder actions by written consent. Our Certificate of Incorporation and By-laws state that any amendment to certain provisions, including those provisions regarding the removal of directors and limitations on action by written consent discussed above, be approved by the holders of at least two-thirds of our common stock. We are also afforded the protections of Section 203 of the Delaware General Corporation Law, which would prevent us from engaging in a business combination with a person who becomes a 15% or greater shareholder for a period of three years from the date such person acquired such status unless certain board or shareholder approvals were obtained. For more information, see "Description of Capital Stock."

Certain stockholders own a significant amount of our common stock, and their interests may conflict with those of our other stockholders.

As of December 31, 2007, Capital Southwest Venture Corporation, a subsidiary of Capital Southwest Corporation and Third Avenue Management LLC, beneficially owned approximately 29.0% and 26.0% respectively, of our outstanding common stock. As a result, either of them alone will be able to significantly influence the direction of the Company, the election of our Board of Directors and the outcome of any other matter requiring stockholder approval, including mergers, consolidations and the sale of all or substantially all of our assets, and together with others, to prevent or cause a change in control of the Company. In addition, the interests of Third Avenue Management and Capital Southwest may conflict with the interests of our other stockholders.

Item 1B. Unresolved Staff Comments

The Company has no unresolved staff comments to report pursuant to Item 1B.

Item 2. Properties

At December 31, 2007, the Company utilized eight principal manufacturing plants located in the United States, six in Europe, one in Canada, and one in Australia. The facilities are listed below:

Facility	Square Footage		Principal Types of Products Manufactured And Assembled
New Philadelphia, Ohio	430,000	Owned	Telescopic Excavators for *Gradall* and Vacuum Trucks for *VacAll*
Gibson City, Illinois	275,000	Owned	Mechanical Mowers for *Rhino* and *M&W*, Mechanical Rotary Mowers, Blades and Post Hole Diggers for *Rhino*, and Deep Tillage Equipment
Seguin, Texas	230,000	Owned	Hydraulic and Mechanical Rotary and Flail Mowers, Sickle-Bar Mowers, and Boom-Mounted Equipment for *Alamo Industrial*
Indianola, Iowa	200,000	Owned	Distribution and Manufacturing of Aftermarket Farm Equipment Replacement and Wear Parts for *Herschel/Valu-Bilt*
Neuville, France	195,000	Leased	Hydraulic and Mechanical Boom-Mounted Hedge and Grass Cutters for *Rousseau*
Ludlow, England	160,000	Owned	Hydraulic Boom-Mounted Hedge and Grass Cutters and other Equipment for *McConnel and Twose*
Chartres, France	136,000	Owned	Front-end Loaders, Backhoes and Attachments for *Faucheux* and *McConnel*
Huntsville, Alabama	136,000	Owned	Air and Mechanical Sweeping Equipment for *Schwarze*
Salford Priors, England	106,000	Owned	Tractor-Mounted Power Arm Flails and other Equipment for *Bomford* and *Twose,* and *Spearhead*
Leavenworth, Kansas	70,000	Owned	Snow Plows and Heavy-duty Snow Removal Equipment for *Henke*
Sioux Falls, South Dakota	66,000	Owned	Hydraulic and Mechanical Mowing Equipment for *Tiger*
Sioux Falls, South Dakota	59,000	Owned	Front-end Loaders and Backhoes for OEMs, *SMC* and *Rhino*
Englefeld, Saskatchewan, Canada	64,000	Owned	Mechanical Rotary Mowers, Snow Blowers, and Rock Removal Equipment for *Schulte*
Kent, Washington	42,800	Leased	Truck Mounted Sweeping Equipment for the contractor market branded *Nite-Hawk*
Orleans, France	40,000	Owned	Heavy-Duty, Tractor-Mounted Grass and Hedge Mowing Equipment for *SMA*
Ipswich, Australia	15,000	Leased	Air and Mechanical Sweeping Equipment for *Schwarze*
Peschadoires, France	12,000	Owned	Replacement Parts for Blades, Knives and Shackles for *Forges Gorce*
Warehouses & Sales	58,000	Owned	Service Parts Distribution and Sales Office
Offices	10,400	Owned	Corporate Office
Offices	5,600	Leased	
Total	2,310,800		

Approximately 89% of the manufacturing, warehouse and office space is owned. During the third quarter of 2006 the Company sold the land and building at its discontinued Holton, Kansas facility. During the fourth quarter of 2006, the Company sold the majority of land and buildings in its discontinued operations in Guymon, Oklahoma and completed the final sale of the property in the first quarter of 2007. Except as otherwise stated herein, the Company considers each of its facilities to be well maintained, in good operating condition and adequate for its present level of operations.

Item 3. Legal Proceedings

The Company is subject to various legal actions which have arisen in the ordinary course of its business. The most prevalent of such actions relate to product liability, which is generally covered by insurance after various self-insured retention amounts. While amounts claimed might be substantial and the ultimate liability with respect to such litigation cannot be determined at this time, the Company believes that the ultimate outcome of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations; however, the ultimate resolution cannot be determined at this time.

The Company knows that its Indianola, Iowa property is contaminated with chromium which most likely resulted from chrome plating operations which were discontinued before the Company purchased the property. Chlorinated volatile organic compounds have also been detected in water samples on the property, though the source is unknown at this time. The Company has been voluntarily working with an environmental consultant and the State of Iowa with respect to these issues and believes it completed its remediation program in June 2006. The work was accomplished within the Company's environmental liability reserve balance. We requested a "no further action" classification from the state. The State of Iowa asked for some additional testing information which the Company has provided. We expect to receive a qualified no further action letter that will require only that we monitor the site in the future. Monitoring will continue until enough data is collected to demonstrate stable or improving conditions, at which time an unconditional no further action letter will be requested.

The Company also preliminarily established an environmental reserve in the amount of $1,913,000 related to the acquisition of *Gradall's* facility in Ohio. Three specific remediation projects that were identified prior to the acquisition are in process and estimated to cost $400,000. The Company has also identified and established a reserve of $325,000 concerning a potential asbestos issue at the *Gradall* facility which is being evaluated. The balance of the reserve, $1,188,000, is mainly for potential ground water contamination/remediation that was identified before the acquisition and believed to have been generated by a third party company located near the *Gradall* facility. Certain other assets of the Company contain asbestos that may have to be abated in the future. The estimated timing and the fair market value of removing or disposing of existing asbestos cannot be reasonably estimated at this time; however, the Company believes the liability associated with the asbestos removal will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of security holders of the Company during the fourth quarter of the fiscal year ended December 31, 2007.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock trades on the New York Stock Exchange under the symbol: ALG. On February 28, 2008, there were 9,796,829 shares of common stock outstanding, held by approximately 110 holders of record, but the total number of beneficial owners of the Company's common stock exceeds this number. On February 28, 2008, the closing price of the common stock on the New York Stock Exchange was $18.51 per share.

The following table sets forth, for the period indicated, on a per share basis, the range of high and low sales prices for the Company's common stock as quoted by the New York Stock Exchange. These price quotations reflect inter-dealer prices, without adjustment for retail mark-ups, markdowns or commissions, and may not necessarily represent actual transactions.

2007				2006			
Quarter Ended	Sales Price High	Sales Price Low	Cash Dividends Declared	Quarter Ended	Sales Price High	Sales Price Low	Cash Dividends Declared
March 31, 2007	$ 25.84	$ 22.76	$ .06	March 31, 2006	$ 24.85	$ 20.05	$ .06
June 30, 2007	28.36	22.94	.06	June 30, 2006	22.65	19.31	.06
September 30, 2007	26.60	22.10	.06	September 30, 2006	26.00	19.25	.06
December 31, 2007	24.98	16.78	.06	December 31, 2006	24.37	20.95	.06

On January 3, 2008, the Board of Directors of the Company declared a quarterly dividend of $.06 per share which was paid on February 1, 2008, to holders of record as of January 17, 2008. The Company expects to continue its policy of paying regular cash dividends, although there is no assurance as to future dividends as they depend on future earnings, capital requirements and financial condition. In addition, the payment of dividends is subject to restrictions under the Company's bank revolving credit agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" in Item 7 of Part II of this Annual Report on Form 10-K for a further description of the bank revolving credit agreement.

The Company was authorized by its Board of Directors in 1997 to repurchase up to 1,000,000 shares of the Company's common stock to be funded through working capital and credit facility borrowings. There were no shares repurchased in 2006 or in 2007. The authorization to repurchase up to 1,000,000 shares remains available, less 42,600 shares previously purchased.

Information relating to compensation plans under which equity securities of the Company are authorized for issuance is set forth in Part III, Item 12 of this Annual Report on Form 10-K.

Stock Price Performance Graph

The information contained in this Stock Performance Graph section shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act except to the extent that Alamo Group Inc. specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.

The following graph and table set forth the cumulative total return to the Company's stockholders of our Common Stock during a five-year period ended December 31, 2007, as well as the performance of an overall stock market index (the S&P 500 Index) and the Company's selected peer group index (the Russell 2000 Index).

The Company believes that there does not exist a representative industry peer group of companies with a similar business segment profile. The SEC has indicated that companies may use a base other than industry or line of business for determining its peer group index, such as an index of companies with similar market capitalization. Accordingly, the Company has selected the Russell 2000 Index, a widely used small market capitalization index, to use as a representative peer group.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Alamo Group Inc., The S&P 500 Index
And The Russell 2000 Index



$250
$200
$150
$100
$50
$0
12/02
12/03
12/04
12/05
12/06
12/07
Alamo Group Inc.
S&P 500
Russell 2000

* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

	12/02	12/03	12/04	12/05	12/06	12/07
Alamo Group Inc.	100.00	126.97	229.24	174.92	202.37	157.84
S&P 500	100.00	128.68	142.69	149.70	173.34	182.87
Russell 2000	100.00	147.25	174.24	182.18	215.64	212.26

Item 6. Selected Financial Data

The following selected financial data is derived from the consolidated financial statements of Alamo Group Inc. and its subsidiaries. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

	Fiscal Year Ended December 31,[1]				
(in thousands, except per share amounts)	2007	2006	2005	2004	2003
Operations:					
Net sales	$ 504,386	$ 456,494	$ 368,110	$ 342,171	$ 279,078
Income before income taxes	18,035	16,975	16,739	20,582	12,972
Net income	12,365	11,488	11,291	13,396	8,038
Percent of sales	2.5%	2.5%	3.1%	3.9%	2.9%
Earnings per share					
Basic	1.26	1.18	1.16	1.38	0.83
Diluted	1.24	1.16	1.14	1.36	0.82
Dividends per share	0.24	0.24	0.24	0.24	0.24
Average common shares					
Basic	9,781	9,756	9,746	9,731	9,721
Diluted	9,953	9,925	9,908	9,864	9,789
Financial Position:					
Total assets	$ 350,630	$ 326,634	$ 246,216	$ 231,730	$ 193,523
Short-term debt and current maturities	3,368	3,339	2,997	2,961	1,615
Long-term debt, excluding current maturities	78,527	78,526	30,912	18,428	14,379
Stockholders' equity	$ 198,698	$ 181,734	$ 163,476	$ 160,832	$ 144,067

[1] Includes the results of operations of companies acquired from the effective dates of acquisitions.

Item 7. Management's Discussion and Analysis of Financial Condition And Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included elsewhere in this Annual Report on Form 10-K.

The following tables set forth, for the periods indicated, certain financial data:

	Fiscal Year Ended December 31,		
Net sales data in thousands:	2007	2006	2005
North American			
Industrial	$ 253,203	$ 232,462	$ 128,057
Agricultural	117,652	106,076	125,880
European	133,531	117,956	114,173
Total net sales	$ 504,386	$ 456,494	$ 368,110

Cost and profit margins, as percentages of net sales:

	2007	2006	2005
Cost of sales	80.6%	80.3%	78.5%
Gross margin	19.4%	19.7%	21.4%
Selling, general and administrative expenses	14.6%	14.6%	16.3%
Restructuring cost	-	-	.1%
Income from operations	4.7%	5.0%	5.0%
Income before income taxes	3.6%	3.7%	4.5%
Net income	2.5%	2.5%	3.1%

Results of Operations

Fiscal 2007 compared to Fiscal 2006

The Company's net sales in the fiscal year ended December 31, 2007 ("2007") were $504,386,000, an increase of $47,892,000 or 10.5% compared to $456,494,000 for the fiscal year ended December 31, 2006 ("2006"). The increase was primarily attributable to the acquisitions of *VacAll, Nite-Hawk, Henke* and one month of *Gradall* in the amount of $18,589,000, and continued market improvement in the Industrial division particularly street sweepers. The Company also experienced improved markets in both the Agricultural and European divisions, along with benefits in currency exchange rates in our European division.

North American Industrial sales (Net) were $253,203,000 in 2007 compared to $232,462,000 in 2006, a $20,741,000 or 8.9% increase. The majority of the increase came from the acquisitions of *VacAll, Nite-Hawk, Henke* and one month of *Gradall* along with higher sales of sweeper products. Increased demand for the Company's products in this division have continued to reflect steady growth from governmental customers. Negatively impacting the year were soft conditions in the North American wheeled excavator market along with late deliveries of key components.

North American Agricultural sales (Net) were $117,652,000 in 2007 compared to $106,076,000 in 2006, representing an increase of $11,576,000 or 10.9%. The increase was mainly due to improved market conditions, specifically mowing and front-end loader equipment, which had experienced softness during the first part of 2007 due in part to farm operating costs which negatively affected farmers' spending. Drought conditions in the southeastern part of the U.S. had a negative impact on sales during most of 2007.

European sales (Net) increased $15,575,000 or 13.2% to $133,531,000 in 2007 compared to $117,956,000 in 2006. This increase was mainly from changes in the international currency rates. Sales grew 4% in local currency primarily due to export sales outside the Company's principal markets in Western Europe. European sales to a lesser extent were affected negatively by changing governmental regulations concerning farm programs in the U.K. and European Union.

Gross Margins for 2007 were $97,711,000 (19.4% of net sales) compared to $89,890,000 (19.7% of net sales) in 2006, an increase of $7,821,000. The increase was due to the acquisitions of *VacAll, Nite-Hawk, Henke* and one month of *Gradall* along with higher sales of sweeper products and improved efficiencies from the consolidation of the Company's Holton facility into its Gibson City, Illinois facility in 2006. Negatively affecting the Company's gross margin percent were continued higher energy prices along with inefficiencies in the manufacturing of the *VacAll* product line at the *Gradall* facility.

Selling, general and administrative expenses ("SG&A") were $73,874,000 (14.6% of net sales) in 2007 compared to $66,858,000 (14.6% of net sales) in 2006. The increase of $7,016,000 in SG&A in 2007 primarily came from the addition of *VacAll, Nite-Hawk, Henke,* and one month of *Gradall* in the amount of $6,899,000.

Interest expense for 2007 was $8,338,000 compared to $6,912,000 in 2006, a $1,426,000 or a 20.6% increase. The increase was due to higher interest rates in the first part of 2007 along with increased borrowings to support the acquisitions of *VacAll*, *Nite-Hawk*, and *Henke* and higher levels of working capital.

Other Income (expense), net was $813,000 of income during 2007 versus income of $59,000 in 2006. The income in 2007 was mainly from exchange rate gains of $703,000 and a gain of $150,000 relating to the sale of the Company's investment in a small business investment company along with a loss in the sale of the Guymon property held for sale. The income in 2006 was from the gain on the sale of the Holton facility in the amount of $517,000 offset by the loss on the sale of machinery and equipment at Holton totaling $336,000 along with $11,000 of exchange rate losses from foreign contracts covering accounts receivable in our European operations. Also included in 2006, is a write-down of the Guymon property held for sale of $111,000 that was sold in February of 2007.

Provision for Income Taxes was $5,670,000 (31.4% of income before income taxes) for 2007 compared to $5,487,000 (32.3% of income before income taxes) in 2006. The decrease in the effective tax rate for 2007 was from additional R&D tax credits received and a reduced corporate tax rate that affected our Canadian operations.

Net Income for 2007 was $12,365,000 compared to $11,488,000 in 2006 due to the factors described above.

Fiscal 2006 compared to Fiscal 2005

The Company's net sales in the fiscal year ended December 31, 2006 ("2006") were $456,494,000, an increase of $88,384,000 or 24.0% compared to $368,110,000 for the fiscal year ended December 31, 2005 ("2005"). The increase was primarily attributable to the acquisitions of *Gradall*, *VacAll* and *Nite-Hawk* in the amounts of $90,488,000, $1,050,000 and $2,907,000, respectively, and continued market improvement in the Industrial division. Sales were negatively affected by the soft market conditions primarily in the Agricultural sector.

North American Industrial sales (Net) were $232,462,000 in 2006 compared to $128,057,000 in 2005, a $104,405,000 or 81.5% increase. The majority of the increase came from the acquisitions of *Gradall*, *VacAll* and *Nite-Hawk.* Also, increased demand for both sweeper and mowing equipment, which was up 7.7% compared to 2005, continued to reflect steady growth from governmental entities and contractors.

North American Agricultural sales (Net) were $106,076,000 in 2006 compared to $125,880,000 in 2005, representing a decrease of $19,804,000 or 15.7%. The softness in the Company's agricultural market at the beginning of the year resulted in lower pre-season orders. Higher fuel and fertilizer prices affected farmers' spending on capital equipment during the year. The five-year U.S. Farm Bill of 2002, which ended in 2007, and uncertainty surrounding the U.S. Farm Bill of 2007 affected sales as did areas in parts of the U.S. that experienced drought conditions.

European sales (Net) increased $3,783,000 or 3.3% to $117,956,000 in 2006 compared to $114,173,000 in 2005. Sales in 2006 included an additional 2 months of *Spearhead* sales, without which sales increased by 1.9%. This modest increase was a result of weaker market conditions that began during the third quarter of 2005. Sales also continued to be hampered by changing governmental regulations concerning farm programs imposed by the European Union. Increases in export sales helped offset the decreased demand in the U.K.

Gross Margins for 2006 were $89,890,000 (19.7% of net sales) compared to $78,757,000 (21.4% of net sales) in 2005. The increase was mainly attributable to the acquisitions of *Gradall* and *Nite-Hawk* and higher sales levels in our Industrial division. Negatively affecting the Company's gross margin percent were lower margins on production parts produced by *Gradall* for JLG Industries, prior owner of *Gradall*, as part of a six-month transition supply agreement which was signed at acquisition. Also affecting margin percentages were inefficiencies due to the reorganization efforts relating to the closure and relocation of the Company's facility in Holton, Kansas into its Gibson City, Illinois facility, which was previously announced in the fourth quarter of 2005. The Company believes that these reorganization issues were largely resolved in 2006.

Selling, general and administrative expenses ("SG&A") were $66,858,000 (14.6% of net sales) in 2006 compared to $59,868,000 (16.3% of net sales) in 2005. The increase of $6,990,000 in SG&A in 2006 primarily came from the addition of *Gradall, VacAll* and *Nite-Hawk* in the amounts of $8,031,000, $1,537,000 and $423,000, respectively. Also, included in 2006 was $534,000 in stock option expenses relating to Statement FAS No. 123(R) "Accounting for Stock-Based Compensation" which was not expensed during 2005. SG&A expenses in the Company's agricultural sector were reduced in 2006 by $3,301,000 due to the soft market conditions as well as the consolidation of its two largest facilities previously mentioned.

Interest expense for 2006 was $6,912,000 compared to $3,041,000 in 2005, a $3,871,000 or a 127.3% increase. The increase was due to higher interest rates in 2006 along with increased borrowings to support the acquisitions of *Gradall, VacAll* and *Nite-Hawk* and higher levels of working capital.

Other Income (expense), net in 2006 was $59,000 of income during 2006 versus income of $555,000 in 2005. The gain on the sale of the Holton facility in the amount of $517,000 offset by the loss on the sale of machinery and equipment at Holton totaling $336,000 were the primary reason for the income in 2006 along with $11,000 of exchange rate losses from foreign contracts covering accounts receivable in our European operations. Also included in 2006, was a write-down of the Guymon property held for sale of $111,000 that was sold in February of 2007. The income during 2005 resulted from exchange rate gains of $264,000 and a $291,000 gain from the settlement of a bad debt lawsuit.

Provision for Income Taxes was $5,487,000 (32.3% of income before income taxes) for 2006 compared to $5,448,000 (32.6% of income before income taxes) in 2005. The decrease in the effective tax rate for 2006 was from final adjustments to the 2005 tax return that was filed in September of 2006.

Net Income for 2006 was $11,488,000 compared to $11,291,000 in 2005 due to the factors described above.

Liquidity and Capital Resources

In addition to normal operating expenses, the Company has ongoing cash requirements which are necessary to conduct the Company's business, including inventory purchases and capital expenditures. The Company's inventory and accounts payable levels particularly in its North American Agricultural Division build in the first quarter and early spring and, to a lesser extent, in the fourth quarter in anticipation of the spring and fall selling seasons. Accounts receivable historically build in the first and fourth quarters of each year as a result of preseason sales. These sales help balance the Company's production during the first and fourth quarters. Some of the Company's most recent acquisitions which are not involved in vegetation maintenance have helped to soften this seasonality pattern.

As of December 31, 2007, the Company had working capital of $169,391,000, which represents an increase of $8,423,000 from working capital of $160,968,000 as of December 31, 2006. The increase in working capital was primarily from higher accounts receivable due to the acquisitions of *VacAll*, *Nite-Hawk* and *Henke* and seasonality.

Capital expenditures were $10,765,000 for 2007, compared to $12,065,000 for 2006. For 2008, capital expenditures are expected to be marginally down compared with 2007. The Company expects to fund capital expenditures from operating cash flows or through its revolving credit facility, described below.

The Company was authorized by its Board of Directors in 1997 to repurchase up to 1,000,000 shares of the Company's common stock to be funded through working capital and credit facility borrowings. There were no shares repurchased in 2006 or in 2007. The authorization to repurchase up to 1,000,000 shares remains available less 42,600 shares previously purchased.

Net cash provided by operating activities was $19,192,000 for 2007, compared to $4,568,000 for 2006. The increase of cash from operating activities resulted primarily from reductions in inventory levels during the year in all divisions.

Net cash used by financing activities was $3,101,000 for 2007, compared to net cash provided of $45,359,000 for 2006. The difference was mainly from increased borrowings under the Company's revolving line of credit during 2006 for the acquisitions of *Gradall*, *VacAll* and *Nite-Hawk*.

On August 25, 2004, the Company entered into a five-year $70 million Amended and Restated Revolving Credit Agreement with its lenders, Bank of America, JPMorgan Chase Bank, and Guaranty Bank. This contractually committed, unsecured facility allows the Company to borrow and repay amounts drawn at floating or fixed interest rates based upon Prime or LIBOR rates. Proceeds may be used for general corporate purposes or, subject to certain limitations, acquisitions. The loan agreement contains among other things the following financial covenants: Minimum Fixed Charge Coverage Ratios, Minimum Consolidated Tangible Net Worth, Consolidated Funded Debt to EBITDA Ratio and Minimum Asset Coverage Ratio, along with limitations on dividends, other indebtedness, liens, investments and capital expenditures.

On February 3, 2006, the Company amended and restated the credit agreement to increase the Company's existing credit facility from $70 million to $125 million. Pursuant to the terms of the Amended and Restated Revolving Credit Agreement, the Company has the ability to request an increase in commitments by $25 million. In addition, the existing credit facility was modified in other respects, including reducing the asset coverage ratio and lowering the interest margins.

On March 30, 2006 the Company entered into the Fourth Amendment of the Amended and Restated Revolving Credit Agreement, dated March 30, 2006 (the "Amended and Restated Revolving Credit Agreement"), between the Company and Bank of America, N.A., JPMorgan Chase Bank and Guaranty Bank, as its lenders. Pursuant to the terms of the Amended and Restated Revolving Credit Agreement, the Company added *Gradall* Industries, Inc., formerly Alamo Group (OH) Inc., and N.P. Real Estate Inc. as members of the Obligated Group. The Amendment also allows for capital expenditures not to exceed $14.0 million for the fiscal year ending 2006 and $10.0 million in the aggregate during each fiscal year thereafter.

On May 7, 2007, the Company entered into the Fifth Amended and Restated Revolving Credit Agreement with Bank of America, N.A., JPMorgan Chase Bank, Guaranty Bank and Rabobank, as its lenders. The Amended and Restated Revolving Credit Agreement provides for a $125 million unsecured revolving line of credit for five years with the ability to expand the facility to $175 million, subject to bank approval. In addition to the extended term of the loan to 2012, other major changes were improvements in the leverage ratio, minimum asset coverage ratio and increase in annual allowable capital expenditures up to $17.5 million. The banks agreed to eliminate the fixed charge coverage ratio and minimum net worth requirement along with a reduction in the applicable interest rate margin. The applicable interest margin fluctuates quarterly either up or down based upon the Company's leverage ratio.

As of December 31, 2007, there was $75,000,000 borrowed under the revolving credit facility. At December 31, 2007, $928,000 of the revolver capacity was committed to irrevocable standby letters of credit issued in the ordinary course of business as required by vendors' contracts resulting in approximately $49,000,000 in available borrowings.

There are smaller additional lines of credit: for the Company's United Kingdom operation in the amount of 1,000,000 British pounds, for our French operations in the amount of 4,550,000 Euros, for our Canadian operation in the amount of 3,500,000 Canadian dollars, and for our Australian operation in the amount of 800,000 Australian dollars. As of December 31, 2007, there were no British pounds borrowed against the United Kingdom line of credit, 37,000 Euros were borrowed against the French line of credit, 1,595,000 Canadian dollars were outstanding on the Canadian line of credit, and no Australian dollars were outstanding under its facility. The Canadian and Australian revolving credit facilities are guaranteed by the Company. The Company's borrowing levels for working capital are seasonal, with the greatest utilization generally occurring in the first quarter and early spring. As of December 31, 2007, the Company is in compliance with the terms and conditions of its credit facilities.

On July 27, 2006, the Company filed a shelf registration statement on Form S-3 with the SEC to register 2,300,000 shares of common stock for offer and sale by the Company from time to time in accordance with the Securities Exchange Act. The Company believes that it could provide us with the flexibility to raise additional capital.

Management believes that the bank credit facility and the Company's ability to internally generate funds from operations should be sufficient to meet the Company's cash requirements for the foreseeable future.

Inflation

The Company believes that inflation generally has not had a material impact on its operations or liquidity. The Company is exposed to the risk that the price of steel and fuel may increase and the Company may not be able to increase the price of its products correspondingly. If this occurs, the Company's results of operations would be adversely impacted.

New Accounting Standards and Disclosures

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes," which clarifies the accounting treatment of uncertain tax positions in the financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and required disclosures. It is effective for fiscal years beginning after December 15, 2006. The new guidance was effective for the Company on January 1, 2007 and did not have a material impact on our financial statements for the year ended December 31, 2007.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," ("SFAS No. 157") which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The adoption of SFAS No. 157 will not have a material impact on the Company's financial position or results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS No. 159 is effective as of an entity's first fiscal year that begins after November 15, 2007. At the effective date, the initial re-measurement of existing, eligible financial instruments will be reported as a cumulative-effect adjustment to the opening balance of retained earnings. Currently, there have been no financial assets or liabilities identified by management of the

Company that will apply the provisions of SFAS No. 159 upon its effective date. Management will continue to evaluate future financial assets acquired or liabilities assumed and apply SFAS No. 159 if applicable.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) replaces SFAS No. 141, "Business Combinations" ("SFAS No. 141"). SFAS No. 141(R) establishes principles and requirements for how the acquirer (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141 (R) is applicable for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

Off-Balance Sheet Arrangements

The Company does not have any obligation under any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the Company is a party, that has or is reasonably likely to have a material effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual and Other Obligations

The following table shows the Company's approximate obligations and commitments to make future payments under contractual obligations as of December 31, 2007:

		Payment due by period			
(in thousands) Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations	$ 77,824	$ 2,349	$ 283	$ 75,192	$ —
Capital lease obligations	4,071	1,019	2,111	941	—
Interest obligations	28,971	6,077	11,594	11,300	—
Unrecognized tax benefits	337	125	212	—	—
Operating lease obligations	3,180	1,440	1,433	305	2
Purchase obligations	85,212	85,212	—	—	—
Total	$ 199,595	$ 96,222	$ 15,633	$ 87,738	$ 2

Definitions:

(A) *Long-term debt obligation* means a payment obligation under long-term borrowings referenced in FASB Statement of Financial Accounting Standards No. 47 *Disclosure of Long-Term Obligations* (March 1981), as may be modified or supplemented.

(B) *Capital lease obligation* means a payment obligation under a lease classified as a capital lease pursuant to FASB Statement of Financial Accounting Standards No. 13 *Accounting for Leases* (November 1976), as may be modified or supplemented.

(C) *Interest obligation* represents interest due on long-term debt and capital lease obligations. Interest on long-term debt assumes all floating rates of interest remain the same as those in effect at December 31, 2007 and include the effect of the Company's interest rate derivative arrangements on future cash payments for the remaining period of those derivatives.

(D) *Unrecognized tax benefits* The non-current portion of the unrecognized tax benefits is included in the 1-3 year column as we cannot reasonably estimate the timing or amounts of additional cash payments, if any, at this time. See Note 9.

(E) *Operating lease obligation* means a payment obligation under a lease classified as an operating lease and disclosed pursuant to FASB Statement of Financial Accounting Standards No. 13 *Accounting for Leases* (November 1976), as may be modified or supplemented.

(F) *Purchase obligation* means an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

In addition, the Company sponsors various pension plans that may obligate it to make contributions from time to time. We expect to make a cash contribution to our pension plans in 2008.

Critical Accounting Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical Accounting Policies

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect its more significant estimates and assumptions used in the preparation of the Consolidated Financial Statements. For further information on the critical accounting policies, see Note 1 of our Notes to Consolidated Financial Statements.

Allowance for Doubtful Accounts

The Company evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where it is aware of a specific customer's inability to meet its financial obligations, it records a specific reserve to reduce the amounts recorded to what it believes will be collected. For all other customers, it recognizes reserves for bad debt based on historical experience of bad debts as a percent of revenues for each business unit, adjusted for relative improvements or deteriorations in the aging and changes in current economic conditions.

The Company evaluates all aged receivables that are over 60 days old and will reserve specifically on a 90-day basis. The Company has a secured interest on most of its wholegoods that each customer purchases. This allows the Company, in times of a difficult economy when the customer is unable to pay or has filed for bankruptcy (usually Chapter 11), to repossess the customer's inventory. This also allows Alamo Group to maintain only a reserve over its cost, which usually represents the margin on the original sales price.

The allowance for doubtful accounts balance was $1,922,000 at December 31, 2007, and $1,889,000 at December 31, 2006.

Sales Discounts

At December 31, 2007, the Company had $6,338,000 in reserves for sales discounts compared to $6,849,000 at December 31, 2006 on product shipped to our customers under various promotional programs. The decrease was due primarily to lower reserves required by the Company's Alamo Industrial products, whose programs which offered future discounts were reduced. The Company reviews the reserve quarterly based on analysis made on each program outstanding at the time.

The Company bases its reserves on historical data relating to discounts taken by the customer under each program. Historically between 85% and 95% of the Company's customers who qualify for each program actually take the discount that is available.

Inventories – Obsolete and Slow Moving

The Company had a reserve of $8,526,000 at December 31, 2007 and $7,594,000 at December 31, 2006 to cover obsolete and slow moving inventory. The increase was mainly due to the acquisition of *Gradall* and to exchange rate fluctuations. The obsolete and slow moving inventory policy states that the reserve is to be calculated as follows: 1) no inventory usage over a three-year period is deemed obsolete and reserved at 100 percent; and 2) slow moving inventory with little usage requires a 100 percent reserve on items that have a quantity greater than a three-year supply. There are exceptions to the obsolete and slow moving classifications if approved by an officer of the Company, based o-n specific identification of an item or items that are deemed to be either included or excluded from this classification. In cases where there is no historical data, management makes judgment based on a specific review of the inventory in question to determine what reserves, if any, are appropriate. New products or parts are generally excluded from the reserve policy until a three-year history has been established.

The reserve is reviewed and, if necessary, adjustments are made on a quarterly basis. The Company relies on historical information when available to support its reserve. The Company does not adjust the reserve balance until the inventory is sold.

Warranty

The Company's warranty policy is generally to provide its customers warranty for up to one year on all wholegood units and 90 days for parts.

Warranty reserve, as a percent of sales, is generally calculated by looking at the current twelve months' expenses and prorating that amount based on twelve months' sales with a ninety-day to six-month lag period. The Company's historical experience is that an end-user takes approximately 90 days to six months from the receipt of the unit to file a warranty claim. A warranty reserve is established for each different marketing group. Reserve balances are evaluated on a quarterly basis and adjustments made when required.

The current liability warranty reserve balance was $4,865,000 at December 31, 2007 and $4,519,000 at December 31, 2006. A long-term warranty liability of $218,000 relating to *Gradall* excavators and *Schwarze* sweepers existed at December 31, 2007 with a life range of 1 to 5 years.

Goodwill

The Company accounts for goodwill under the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142). As required by FAS 142, the Company performs its annual test for goodwill impairment annually and, as of December 31, 2007, determined that no impairment of goodwill was indicated. If impairment indicators exist between the annual testing periods, management will perform an impairment of goodwill test to determine if the fair value of the reporting unit is below the carrying value and, therefore, requires a write-down of goodwill for that reporting unit. The Company determines the fair value of its reporting units based on a discounted cash flow analysis; the discounted cash flow calculation uses various assumptions and estimates regarding future revenue, expenses and cash flow projections over the estimated remaining useful life of the asset. At December 31, 2007, the book value of goodwill was $43,946,000, and at December 31, 2006, the book value was $42,336,000. The increase was mainly due to changes in currency exchange rates.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to various financial market risks. Market risk is the potential loss arising from adverse changes in market prices and rates. The Company does not enter into derivative or other financial instruments for trading or speculative purposes.

Foreign Currency Risk

International Sales

A portion of the Company's operations consists of manufacturing and sales activities in international jurisdictions. The Company primarily manufactures its products in the United States, the U.K., France, Canada and Australia. The Company sells its products primarily within the markets where the products are produced, but certain of the Company's sales from its U.K. operations are denominated in other European currencies. As a result, the Company's financials, specifically the value of its foreign assets, could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the other markets in which the subsidiaries of the Company distribute their products.

To mitigate the short-term effect of changes in currency exchange rates on the Company's functional currency-based sales, the Company's U.K. subsidiaries regularly enter into foreign exchange forward contracts to hedge approximately 80% of its future net foreign currency cash receipts over a period of six months. As of December 31, 2007, the Company had $1,992,000 outstanding in forward exchange contracts related to accounts receivable; additionally, there was an exchange contract of $18,621,000 relating to a short-term inter-company cash transfer from the U.K. to the U.S. A 15% fluctuation in exchange rates for these currencies would change the fair value by approximately $3,092,000. However, since these contracts hedge foreign currency denominated transactions, any change in the fair value of the contracts should be offset by changes in the underlying value of the transaction being hedged.

At January 1, 2007, the foreign currency hedge agreements were in a favorable position by approximately $46,000. In accordance with the provisions of FAS 133, the net-of-tax on January 1, 2007, was a gain of $28,000 in accumulated other comprehensive income with a deferred income tax of $18,000. At December 31, 2007, the fair value of the hedge agreements was in an unfavorable position; therefore, the derivative financial instruments were recorded as a loss of $80,000. Accumulated other comprehensive income was adjusted to an accumulated loss of $50,000 and the deferred income tax was adjusted to a $30,000 tax asset. As the hedge agreements are deemed to be effective cash flow hedges, there was no income statement impact related to hedge ineffectiveness. The Company has reclassified approximately $46,000 of existing gains in accumulated other comprehensive income, net of taxes, during the year ended December 31, 2007.

Exposure to Exchange Rates

The Company's earnings are affected by fluctuations in the value of the U.S. dollar as compared to foreign currencies, predominately in European countries, Canada and Australia, as a result of the sale of its products in international markets. Foreign currency forward contracts in the U.K. are used to hedge against the earnings effects of such fluctuations. At December 31, 2007, the result of a uniform 10% strengthening in the value of the U.S. dollar relative to the currencies in which the Company's sales are denominated would result in a decrease in gross profit of $3,761,000 for the year ended December 31, 2007. Comparatively, at December 31, 2006, the result of a uniform 10% strengthening in the value of the dollar relative to the currencies in which the Company's sales are denominated would have resulted in a decrease in gross profit of approximately $3,205,000 for the year ended December 31, 2006. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, which are a changed dollar value of the resulting sales, changes in exchange rates may also affect the volume of sales or the foreign currency sales price as competitors' products become more or less attractive. The Company's sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices. The translation adjustment during 2007 was a gain of $5,126,000. On December 31, 2007, the British pound closed at .5033 relative to the U.S. dollar, and the Euro closed at .6850 relative to the U.S. dollar. By comparison, on December 31, 2006, the British pound closed at .5107 relative to the U.S. dollar, and Euro closed at .7575 relative to the U.S. dollar. No assurance can be given as to future valuation of the British pound or Euro or how further movements in those or other currencies could affect future earnings or the financial position of the Company.

Interest Rate Risk

The Company's long-term debt bears interest at variable rates. Accordingly, the Company's net income is affected by changes in interest rates. Assuming the current level of borrowings at variable rates and a two hundred basis point change in the 2007 average interest rate under these borrowings, the Company's 2007 interest expense would have changed by approximately $1,500,000. In the event of an adverse change in interest rates, management could take actions to mitigate its exposure. However, due to the uncertainty of the actions that would be taken and their possible effects, this analysis assumes no such actions. Further, this analysis does not consider the effects of the change in the level of overall economic activity that could exist in such an environment.

Item 8. Financial Statements and Supplementary Data

The financial statements and supplementary data described in Item 15 of this report and included on pages 43 through 69 of this report are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures. An evaluation was carried out under the supervision and with the participation of Alamo's management, including our President and Chief Executive Officer, Executive Vice President and Chief Financial Officer (Principal Financial Officer) and Vice-President and Corporate Controller (Principal Accounting Officer), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13A-15(e) under the Securities Exchange Act of 1933). Based upon the evaluation, the President and Chief Executive Officer, Chief Financial Officer (Principal Financial Officer) and Vice-President, Corporate Controller (Principal Accounting Officer) concluded that the Company's design and operation of these disclosure controls and procedures were effective at the end of the period covered by this report.

Changes in Internal Controls over Financial Reporting. There have not been any changes in Alamo's internal control over financial reporting (as such term is defined by paragraph (d) of Rule 13-a-15) under the Securities Exchange Act, during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, Alamo's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

There is incorporated in this Item 10, by reference, that portion of the Company's definitive proxy statement for the 2008 Annual Meeting of Stockholders, which appears therein under the captions "Item 1: Election of Directors," "Information Concerning Directors," and "Section 16(a) Beneficial Ownership Reporting Compliance." See also the information under the caption "Executive Officers of the Company" in Part I of this Report.

The Board of Directors has delegated certain responsibilities to three Committees of the Board. The Committees are the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. The Board of Directors has also adopted Corporate Governance guidelines and a Code of Conduct and Ethics for all employees, including the Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer and those individuals performing similar functions.

The Committee Charters, Code of Conduct and Ethics, and Corporate Governance Guidelines may be found on the Company's website (**www.alamo-group.com**) under the "Our Commitment" tab and are also available without charge in print by sending your request to the Corporate Secretary, Alamo Group Inc., 1627 E. Walnut Street, Seguin, Texas, 78155, which is the principal executive office of the Company. The telephone number is 830-379-1480. The Company will post any amendments to the Code of Conduct and Ethics, and any waivers that are required to be disclosed by the rules either the SEC or the New York Stock Exchange ("NYSE"), on the Company's website.

Because Alamo Group's common stock is listed on the NYSE, our chief executive officer is required to make, and he has made, an annual certification to the NYSE stating that he was not aware of any violation by Alamo Group of the corporate governance listing standards of the exchange. Our chief executive officer made his annual certification to that effect to the NYSE on May 14, 2007. In addition, Alamo Group has filed, as exhibits to this Annual Report on Form 10-K, the certifications of our chief executive officer and chief financial officer required under Section 302 of the Sarbanes-Oxley Act of 2002 to be filed with the Securities and Exchange Commission regarding the quality of Alamo Group's public disclosure.

Item 11. Executive Compensation

There is incorporated in this Item 11, by reference, that portion of the Company's definitive proxy statement for the 2008 Annual Meeting of Stockholders, which appears under the caption "Executive Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

There is incorporated in this Item 12, by reference, that portion of the Company's definitive proxy statement for the 2008 Annual Meeting of Stockholders, which appears under the caption "Beneficial Owners of Common Stock."

Information on Alamo Group Inc.'s Equity Compensation Plans

The following table provides information on the shares that are available under the Company's stock compensation plans and, in the case of plans where stock options may be granted, the number of shares of common stock issuable upon exercise of those stock options.

The numbers in the table are as of December 31, 2007, the last day of Alamo Group Inc.'s 2007 fiscal year.

Equity Compensation Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Securities that remain available for future issuance under equity compensation plans (excluding securities reflected in column)
Plans approved by stockholders			
First Amended and Restated 1994 Incentive Stock Option Plan	115,080	$12.17	—
First Amended and Restated 1999 Non-Qualified Stock Option Plan	302,000	$11.71	63,500
2005 Incentive Stock Option Plan	162,000	$22.59	338,000
Total	**579,080**		**401,500**

Item 13. Certain Relationships, Related Transactions and Director Independence

There were no such reportable relationships or related party transactions in the fiscal year ended December 31, 2007. During 1999, the Company approved a supplemental retirement benefit for Donald J. Douglass which is paid on a quarterly basis over a period of fourteen and one-half years that began in the year 2000. The remaining balances at December 31, 2007 and 2006 were $414,000 and $462,000, respectively, and are included in the Accrued liabilities and Other long-term liabilities sections of the Company's balance sheets.

Information regarding director independence is set forth under the caption "Proposal 1. – "Election of Directors" in the Company's definitive proxy statement for the 2008 Annual Meeting of Stockholders and such information is incorporated by reference herein.

Item 14. Principal Accountant Fees and Services

Information regarding principal accountant fees and services is set forth under the caption "Proposal 2. Appointment of Auditors" in the Company's definitive proxy statement for the 2008 Annual Meeting of Stockholders and such information is incorporated by reference herein.

PART IV

Item 15. Exhibits and Financial Statement Schedules

Financial Statements

Financial Statement Schedules

All other schedules for which a provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

Exhibits

Exhibits – The following exhibits are incorporated by reference to the filing indicated or are included following the index to Exhibits.

INDEX TO EXHIBITS

Exhibits		Exhibit Title	Incorporated by Reference From the Following Documents
2.1	—	Asset Purchase Agreement, dated February 3, 2006, between the Alamo Group Inc. and JLG Industries Inc.	Filed as Exhibit 2.1 to Form 8-K, February 8, 2006
3.1	—	Certificate of Incorporation, as amended, of Alamo Group Inc.	Filed as Exhibit 3.1 to Form S-1, February 5, 1993
3.2	—	By-Laws of Alamo Group Inc.	Filed Herewith
10.1	—	Form of indemnification agreements with Directors of Alamo Group Inc.	Filed as Exhibit 10.1 to Form 10-Q, May 15, 1997
10.2	—	Form of indemnification agreements with certain executive officers of Alamo Group Inc.	Filed as Exhibit 10.2 to Form 10-Q, May 15, 1997
*10.3	—	Incentive Compensation Plan, adopted on December 9, 1997	Filed as Exhibit 10.14 to Form 10-K, March 31, 1998
*10.4	—	401(k) Restoration Plan for Highly Compensated Employees, adopted on December 9, 1997	Filed as Exhibit 10.15 to Form 10-K, March 31, 1998
*10.5	—	Amended and Restated 1994 Incentive Stock Option Plan adopted by the Board of Directors on July 7, 1999	Filed as Exhibit B to Schedule 14A, July 30, 1999
*10.6	—	First Amended and Restated 1999 Non-Qualified Stock Option Plan, adopted by the Board of Directors on February 13, 2001	Filed as Exhibit B to Schedule 14A, May 3, 2001
*10.7	—	2005 Incentive Stock Option Plan, adopted by the Board of Directors on May 4, 2005	Filed as Appendix E to Schedule 14A, May 4, 2005
10.8	—	Amended and Restated Revolving Credit Agreement among Alamo Group Inc., the Guarantors, and Bank of America, N.A., Chase Manhattan Bank, and Guaranty Bank dated February 3, 2006	Filed as Exhibit 10.3 to Form 8-K, February 8, 2006
10.9	—	Fourth Amendment of the Amended and Restated Revolving Credit Agreement, dated March 30, 2006, between the Company and Bank of America, N.A., JPMorgan Chase Bank and Guaranty Bank.	Filed as Exhibit 10.1 to Form 8-K, April 5, 2006
10.10	—	Registration statement with the Securities and Exchange Commission to register 2,300,000 shares of common stock for offer and sale by Alamo Group.	Filed Form S-3, July 27, 2006
10.11	—	Fifth Amendment of the Amended and Restated Revolving Credit Agreement, dated May 7, 2007, between the Company and Bank of America, N.A., JPMorgan Chase Bank, Guaranty Bank and Rabobank	Filed as Exhibit 10.13 to Form 10 Q, May 7, 2007
21.1	—	Subsidiaries of the Registrant	Filed Herewith
23.1	—	Consent of Ernst & Young LLP	Filed Herewith
31.1	—	Certification by Ronald A. Robinson under Section 302 of the Sarbanes-Oxley Act of 2002	Filed Herewith
31.2	—	Certification by Dan E. Malone under Section 302 of the Sarbanes-Oxley Act of 2002	Filed Herewith
31.3	—	Certification by Richard J. Wehrle under Section 302 of the Sarbanes-Oxley Act of 2002	Filed Herewith
32.1	—	Certification by Ronald A. Robinson under Section 906 of the Sarbanes-Oxley Act of 2002	Filed Herewith
32.2	—	Certification by Dan E. Malone under Section 906 of the Sarbanes-Oxley Act of 2002	Filed Herewith
32.3	—	Certification by Richard J. Wehrle under Section 906 of the Sarbanes-Oxley Act of 2002	Filed Herewith

*Compensatory Plan

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMO GROUP INC.

Date: March 10, 2008

By: /s/ RONALD A. ROBINSON
Ronald A. Robinson
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on 10th day of March, 2008.

Signature	Title
/s/ DONALD J. DOUGLASS Donald J. Douglass	Chairman of the Board and Director
/s/ RONALD A. ROBINSON Ronald A. Robinson	President, Chief Executive Officer and a Director (Principal Executive Officer)
/s/ DAN E. MALONE Dan E. Malone	Executive Vice President, Chief Financial Officer (Principal Financial Officer)
/s/ RICHARD J. WEHRLE Richard J. Wehrle	Vice President and Controller (Principal Accounting Officer)
/s/ JERRY E. GOLDRESS Jerry E. Goldress	Director
/s/ DAVID W. GRZELAK David W. Grzelak	Director
/s/ GARY L. MARTIN Gary L. Martin	Director
/s/ DAVID H. MORRIS David H. Morris	Director
/s/JAMES B. SKAGGS James B. Skaggs	Director

Report of Management on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 using the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of *Henke* Manufacturing Corporation ("*Henke*"), which is included in the 2007 consolidated financial statements of Alamo Group Inc. and constituted $5.3 million and $4.0 million of total and net assets, respectively, and $5.2 million and zero for sales and net income, respectively, for the year then ended. *Henke* was acquired by Alamo Group Inc. in 2007. Based on this assessment, the Company's management concludes that, as of December 31, 2007, the Company's internal controls over financial reporting were effective based on the framework in Internal Control – Integrated Framework.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on management's assessment of internal control over financial reporting, which is included herein.

Date: March 7, 2008

/s/ Ronald A. Robinson
Ronald A. Robinson
President & Chief Executive Officer

/s/ Dan E. Malone
Executive Vice President and
Chief Financial Officer

/s/ Richard J. Wehrle
Vice President, Controller
Principal Accounting Officer

Ernst & Young LLP, Internal Control Report

The Board of Directors and Stockholders of Alamo Group Inc.

We have audited Alamo Group Inc. and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Alamo Group Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Report of Management on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of *Henke Manufacturing Corporation*, which was acquired in 2007 and included in the 2007 consolidated financial statements of Alamo Group Inc. and subsidiaries and constituted $5.3 million and $4.6 million, of total and net assets, as of December 31, 2007 and $5.2 million and zero of revenues and net income, for the year then ended. Our audit of internal control over financial reporting of Alamo Group Inc. and subsidiaries also did not include an evaluation of the internal control over financial reporting of *Henke Manufacturing Corporation*.

In our opinion, Alamo Group Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 of Alamo Group Inc. and subsidiaries and our report dated March 7, 2008, expressed an unqualified opinion thereon.

Ernst & Young LLP
San Antonio, Texas
March 7, 2008

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Alamo Group Inc.

We have audited the accompanying consolidated balance sheets of Alamo Group Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alamo Group Inc. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2006 the Company changed its method of accounting for share based payments and in 2007 the Company changed its method for accounting for income taxes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alamo Group Inc. and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 7, 2008, expressed an unqualified opinion thereon.

Ernst & Young LLP
San Antonio, Texas
March 7, 2008

Alamo Group Inc. and Subsidiaries
Consolidated Balance Sheets

(in thousands, except share amounts)	December 31, 2007	December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,459	$ 2,169
Accounts receivable, net	109,260	97,825
Inventories	118,285	116,175
Deferred income taxes	2,131	2,293
Prepaid expenses	2,834	2,309
Total current assets	236,969	220,771
Property, plant and equipment	124,665	111,159
Less: Accumulated depreciation	(61,513)	(53,788)
	63,152	57,371
Goodwill	43,946	42,336
Intangible assets	4,081	4,185
Assets held for sale	291	341
Other assets	2,191	1,630
Total assets	$ 350,630	$ 326,634
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Trade accounts payable	$ 39,248	$ 34,019
Income taxes payable	2,289	(1,310)
Accrued liabilities	22,673	23,755
Current maturities of long-term debt	3,368	3,339
Total current liabilities	67,578	59,803
Long-term debt, net of current maturities	78,527	78,526
Accrued pension liability	1,040	4,270
Other long-term liabilities	4,100	2,614
Deferred income taxes	687	(313)
Stockholders' equity:		
Common stock, $.10 par value, 20,000,000 shares authorized; 9,839,429 and 9,804,109 issued and outstanding at December 31, 2007 and December 31, 2006, respectively	984	980
Additional paid-in capital	53,610	52,400
Treasury stock, at cost; 42,600 shares at December 31, 2007 and December 31, 2006	(426)	(426)
Retained earnings	123,426	113,407
Accumulated other comprehensive income	21,104	15,373
Total stockholders' equity	198,698	181,734
Total liabilities and stockholders' equity	$ 350,630	$ 326,634

See accompanying notes.

Alamo Group Inc. and Subsidiaries
Consolidated Statements of Income

(in thousands, except per share amounts)	Year Ended December 31, 2007	2006	2005
Net sales:			
North American			
Industrial	$ 253,203	$ 232,462	$ 128,057
Agricultural	117,652	106,076	125,880
European	133,531	117,956	114,173
Total net sales	504,386	456,494	368,110
Cost of sales	406,675	366,604	289,353
Gross profit	97,711	89,890	78,757
Selling, general and administrative expenses	73,874	66,858	59,868
Restructuring costs	—	—	489
Income from operations	23,837	23,032	18,400
Interest expense	(8,338)	(6,912)	(3,041)
Interest income	1,723	796	825
Other income (expense), net	813	59	555
Income before income taxes	18,035	16,975	16,739
Provision for income taxes	5,670	5,487	5,448
Net income	$ 12,365	$ 11,488	$ 11,291
Net income per common share:			
Basic	$ 1.26	$ 1.18	$ 1.16
Diluted	$ 1.24	$ 1.16	$ 1.14
Average common shares:			
Basic	9,781	9,756	9,746
Diluted	9,953	9,925	9,908

See accompanying notes.

Alamo Group Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

(in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Stock-holders' Equity
Balance at December 31, 2004	9,738	$ 978	$ 51,577	$ (426)	$ 95,309	$ 13,394	$ 160,832
Net income	—	—	—	—	11,291	—	11,291
Net derivative loss, net of taxes of $2	—	—	—	—	—	(5)	—
Reclassification adjustment for gain included in net income, net of taxes of $8	—	—	—	—	—	12	—
						7	7
Translation adjustment	—	—	—	—	—	(6,475)	(6,475)
Total comprehensive income	—	—	—	—	—	—	4,823
Exercise of stock options	12	1	159	—	—	—	160
Dividends paid ($.24 per share)	—	—	—	—	(2,339)	—	(2,339)
Balance at December 31, 2005	9,750	$ 979	$ 51,736	$ (426)	$ 104,261	$ 6,926	$ 163,476
Net income	—	—	—	—	11,488	—	11,488
Net derivative gain, net of taxes of $18	—	—	—	—	—	28	—
Reclassification adjustment for loss included in net income, net of taxes of $2	—	—	—	—	—	5	—
						33	33
Translation adjustment	—	—	—	—	—	7,539	7,539
Total comprehensive income	—	—	—	—	—	—	19,060
Adoption of FASB Statement No. 158, net of taxes of $536	—	—	—	—	—	875	875
Stock based compensation	—	—	534	—	—	—	534
Exercise of stock options	11	1	130	—	—	—	131
Dividends paid ($.24 per share)	—	—	—	—	(2,342)	—	(2,342)
Balance at December 31, 2006	9,761	$ 980	$ 52,400	$ (426)	$ 113,407	$ 15,373	$ 181,734
Net income	—	—	—	—	12,365	—	12,365
Net derivative loss, net of taxes of $20	—	—	—	—	—	(50)	—
Reclassification adjustment for gain included in net income, net of taxes of $18	—	—	—	—	—	(28)	—
						(78)	(78)
Translation adjustment	—	—	—	—	—	5,204	5,204
Net interest derivative loss, net of taxes $435	—	—	—	—	—	(710)	(710)
Net actuarial gains arising during period, net of taxes of $806	—	—	—	—	—	1,315	1,315
Total comprehensive income	—	—	—	—	—	—	18,096
Tax effect of non-qualified stock options	—	—	98	—	—	—	98
Stock based compensation	—	—	650	—	—	—	650
Exercise of stock options	36	4	462	—	—	—	466
Dividends paid ($.24 per share)	—	—	—	—	(2,346)	—	(2,346)
Balance at December 31, 2007	9,797	$ 984	$ 53,610	$ (426)	$ 123,426	$ 21,104	$ 198,698

See accompanying notes.

Alamo Group Inc. and Subsidiaries
Consolidated Statements of Cash Flows

(in thousands)	Year Ended December 31, 2007	2006	2005
Operating Activities			
Net income	$ 12,365	$ 11,488	$ 11,291
Adjustments to reconcile net income to cash provided by operating activities:			
Provision for doubtful accounts	454	538	874
Depreciation	8,912	9,036	6,241
Amortization	106	162	215
Stock-based compensation expense	650	534	—
Excess tax benefits from stock-based payment arrangements	(84)	(180)	—
Provision for deferred income tax expense (benefit)	647	1,279	(581)
Gain on sale of equipment	(16)	(450)	(144)
Changes in operating assets and liabilities, net of effect of acquisitions:			
Accounts receivable	(8,206)	(1,917)	(5,651)
Inventories	1,922	(11,727)	(5,316)
Prepaid expenses and other	(1,971)	1,415	(670)
Trade accounts payable and accrued liabilities	1,235	(2,691)	1,604
Income taxes payable	3,607	(2,277)	(266)
Other long-term liabilities	(429)	358	—
Net cash provided by operating activities	19,192	4,568	7,597
Investing Activities			
Acquisitions, net of cash acquired	(3,464)	(45,079)	(5,668)
Purchase of property, plant and equipment	(10,765)	(12,065)	(8,705)
Proceeds from sale of property, plant and equipment	360	1,673	246
Proceeds of long-term investment	—	352	—
Net cash used in investing activities	(13,869)	(55,119)	(14,127)
Financing Activities			
Net change in bank revolving credit facility	—	48,000	14,000
Principal payments on long-term debt and capital leases	(1,595)	(610)	(652)
Proceeds from issuance of long term debt	192	—	—
Dividends paid	(2,346)	(2,342)	(2,339)
Proceeds from sale of common stock	564	131	159
Excess tax benefits from stock-based payment arrangements	84	180	—
Net cash provided by (used in) financing activities	(3,101)	45,359	11,168
Effect of exchange rate changes on cash	68	288	(145)
Net change in cash and cash equivalents	2,290	(4,904)	4,493
Cash and cash equivalents at beginning of the year	2,169	7,073	2,580
Cash and cash equivalents at end of the year	$ 4,459	$ 2,169	$ 7,073
Cash paid during the year for:			
Interest	$ 8,997	$ 6,385	$ 2,670
Income taxes	3,602	6,940	6,600

See accompanying notes.

1. SIGNIFICANT ACCOUNTING POLICIES

Description of the Business and Segments

The Company manufactures, distributes and services high quality equipment for right-of-way maintenance and agriculture. The Company's products include tractor-mounted mowing and other vegetation maintenance equipment, excavators, street sweepers, agricultural implements and related aftermarket parts and services.

The Company manages its business in three principal reporting segments: Agricultural, Industrial and European, which are discussed in Footnotes 13 and 14.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Alamo Group Inc. and its subsidiaries (the "Company" or "Alamo Group"), all of which are wholly owned. Other investments are accounted for under the cost method. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency

The Company translates the assets and liabilities of foreign-owned subsidiaries at rates in effect at the end of the year. Revenues and expenses are translated at average rates in effect during the reporting period. Translation adjustments are included in accumulated other comprehensive income within the statement of stockholders' equity.

The Company enters into foreign currency forward contracts to hedge its exposure to material foreign currency transactions. The Company does not hold or issue financial instruments for trading purposes. Changes in the market value of the foreign currency instruments are recognized in the financial statements upon settlement of the hedged transaction. At December 31, 2007, the Company had $1,992,000 in outstanding forward exchange contracts related to sales and a foreign currency forward contract of $18,621,000 relating to a short-term inter-company cash transfer maturing in January 2007. The maximum exposure of the December 31, 2007 contracts that the Company expects to incur during the first quarter of 2008 is approximately a $50,000 loss, net of taxes. Foreign currency transaction gains or losses are included in Other income (expense), net. For 2007, 2006 and 2005, such transactions netted a gain of $703,000, a loss of $55,000, and a gain of $234,000, respectively.

Cash Equivalents

Cash equivalents are highly liquid investments with a maturity date no longer than 90 days.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. The credit risk is limited because of the large numbers and types of customers and their geographic dispersion.

Inventories

Inventories of U.S. operating subsidiaries are principally stated at the lower of cost (last-in, first-out method) ("LIFO") or market, and the Company's international subsidiaries' inventories are stated at the lower of cost (first-in, first-out) ("FIFO") or market.

Property, Plant and Equipment

Property, plant, and equipment are stated on the basis of cost. Major renewals and betterments are charged to the property accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed to the current period. Depreciation is provided at amounts calculated to amortize the cost of the assets over their estimated useful economic lives using the straight-line method.

Goodwill

The Company accounts for goodwill under the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142). As required by FAS 142, the Company performed its annual test for goodwill impairment as of December 31, 2007, and determined that no impairment of goodwill was indicated. If impairment indicators exist between the annual testing periods, management will perform an impairment of goodwill test to determine if the fair value of the reporting unit is below the carrying value and, therefore, requires a write-down of goodwill for that reporting unit. At December 31, 2007, the book value of goodwill was $43,946,000, and at December 31, 2006, the book value was $42,336,000. The increase was mainly due to changes in currency exchange rates.

Intangible Assets

The Company's definite-lived intangible assets consist primarily of patents and trademarks. The gross carrying value of definite-lived intangible assets was $1,391,000 at December 31, 2007 and 2006. Accumulated amortization of definite-lived intangible assets was $910,000 and $806,000 at December 31, 2007 and 2006, respectively. Amortization expense of definite-lived intangible assets was $104,000 in 2007, $104,000 in 2006, and $103,000 in 2005. Annual amortization expense is expected to be $100,000 in 2008 and $79,000 in 2009, 2010, 2011 and 2012.

Intangible assets with indefinite useful lives not subject to amortization consist of the *Gradall* trademark valued at $3,600,000 at December 31, 2007 and 2006.

The Company tests its indefinite-lived intangible assets for impairment on an annual basis at year-end, or more frequently if an event occurs or circumstances change that indicate that the fair value of an indefinite-lived intangible asset could be below its carrying amount. The impairment test consists of comparing the fair value of the indefinite-lived intangible asset, determined using discounted cash flows, with its carrying amount. An impairment loss would be recognized for the carrying amount in excess of its fair value.

Identifiable intangible assets are recorded at estimated cost. Definite-lived intangible assets are amortized over their estimated useful lives.

Long-Term Investments

The Company had zero and $806,000 invested in a Small Business Investment Company at December 31, 2007 and December 31, 2006, respectively. The Small Business Investment Company completed the sale of all of its investments in 2007. The balance of $806,000 plus $150,000 was received on January 31, 2007. The $150,000 is recorded as Other income (expense), net the consolidated income statement during 2007.

Pensions

In connection with the February 3, 2006 purchase of all the net assets of the *Gradall* excavator business, the Company assumed sponsorship of two *Gradall* non-contributory defined benefit pension plans, both of which were frozen with respect to both future benefit accruals and future new entrants.

The *Gradall* Company Hourly Employees' Pension Plan covers approximately 310 former employees and 210 current employees who (i) were formerly employed by JLG Industries, Inc., (ii) were covered by a collective bargaining agreement and (iii) first participated in the plan before April 6, 1997. An amendment ceasing all future benefit accruals was effective April 6, 1997.

The *Gradall* Company Employee's Retirement Plan covers approximately 190 former employees and 150 current employees who (i) were formerly employed by JLG Industries, Inc., (ii) were not covered by a collective bargaining agreement, and (iii) first participated in the plan before December 31, 2004. An amendment ceasing future benefit accruals for certain participants was effective December 31, 2004. A second amendment discontinued all future benefit accruals for all participants effective April 24, 2006.

In 2006, the Company adopted Financial Accounting Standard No. 158, "Employers Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)." FAS 158 required the Company to recognize the funded status of the defined benefit pension plans as a liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.

Related Party Transactions

There were no reportable relationships or related party transactions for the years ended December 31, 2007 and 2006. During 1999, the Company approved a supplemental retirement benefit for Donald J. Douglass which is paid on a quarterly basis over a period of fourteen and one-half years that began in the year 2000. The balance at December 31, 2007 and 2006 was $414,000 and $462,000, respectively, and is included in the Accrued liabilities and Other long-term liabilities sections of the Company's consolidated balance sheet.

Revenue Recognition

The Company recognizes revenue when each of the following four criteria are met: 1) a contract or sales arrangement exists; 2) products have been shipped per agreed terms and title has been transferred or services have been rendered; 3) the prices of the products or services are fixed or determinable; and 4) collectibility is reasonably assured. Pre-season sales orders are solicited in the fall in advance of the dealer's sales season in the spring and summer. Pre-season sales orders are shipped beginning in the fall and continuing through the spring and represent an opportunity for the Company's factories to level their production/shipping volumes through the winter months. These pre-season shipments carry descending discounts in conjunction with delayed payment terms of up to six months from the dealer's requested delivery date. Revenue from sales is recorded net of a provision for discounts that are anticipated to be earned and deducted at time of payment by the customer. These approximated discounts represent an average of historical amounts taken and are adjusted as program terms are changed. The reserves for discounts are reviewed and adjusted quarterly.

Accounting for Internal Use Software

The Company capitalizes costs associated with the development and installation of internal use software in accordance with American Institute of Certified Public Accountants Statement of Position No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* (SOP 98-1). Accordingly, internal use software costs are expensed or capitalized depending on whether they are incurred in the preliminary project stage, application development stage or the post-implementation stage. Amounts capitalized are amortized over the estimated useful lives of the software.

The book value of capitalized software net of depreciation is approximately $2,366,000 and $2,542,000 at December 31, 2007 and December 31, 2006, respectively. Software depreciation expense was $982,000, $879,000 and $793,000 in 2007, 2006 and 2005, respectively. Internal use software is amortized for financial reporting purposes using the straight-line method over the estimated life of two to seven years.

Shipping and Handling Costs

The Company's policy is to include shipping and handling costs in costs of goods sold.

Advertising

We charge advertising costs to expense as incurred. Advertising and marketing expense related to operations for fiscal years 2007, 2006 and 2005 was approximately $4,871,000, $4,138,000 and $3,564,000, respectively. Advertising and marketing expenses are included in Selling, General and Administrative expenses ("SG&A").

Research and Development

Product development and engineering costs charged to SG&A amounted to $5,185,000, $4,799,000, and $3,132,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Federal Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial reporting basis and tax basis of assets and liabilities and are measured using presently enacted tax rates and laws.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes," which clarifies the accounting treatment of uncertain tax positions in financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and required disclosures. It is effective for fiscal years beginning after December 15, 2006. The new guidance was effective for the Company on January 1, 2007.

The Company adopted FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48) on January 1, 2007. At January 1, 2007, the Company recognized a liability of approximately $379,000 for "unrecognized tax positions," which includes penalty and interest of $134,000. During 2007, an "unrecognized tax position" was resolved in the Company's benefit as a result of an IRS audit and the liability was reduced by $167,000.

Stock-Based Compensation

The Company has granted options to purchase its common stock to employees and directors of the Company and its affiliates under three stock option plans at no less than the fair market value of the underlying stock on the date of grant. These options are granted for a term not exceeding ten years and are forfeited in the event the employee or director terminates, other than retirement, his or her employment or relationship with the Company or one of its affiliates. These options generally vest over five years. All option plans contain anti-dilutive provisions that permit an adjustment of the number of shares of the Company's common stock represented by each option for any change in capitalization such as stock splits.

The Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment ("Statement 123(R)"), on January 1, 2006, using the modified-prospective-transition method. The fair value of the options is estimated using a Black-Scholes option-pricing model and amortized to expense over the options' vesting period. Prior to adoption of Statement 123(R), the Company accounted for share based payments under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related Interpretations, as permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("Statement 123"). The Company did not recognize employee compensation cost related to its stock option grants in its Consolidated Statement of Income prior to adoption of Statement 123(R), as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. Under the modified-prospective-transition method, compensation cost recognized beginning in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

The Company expensed stock based compensation in the amount of $650,000 in 2007 and $534,000 in 2006.

As a result of adopting Statement 123(R), the Company's income before income taxes was $650,000 and $534,000 lower and net income was $403,000 and $330,000 lower for the years ended December 31, 2007 and 2006, respectively, if the Company had continued to account for share-based compensation under APB 25. Basic and diluted earnings per share would have been $1.31and $1.28 for year ended 2007 and $1.21 and $1.19, for year ended 2006, if the Company had not adopted Statement 123(R).

Prior to the adoption of Statement 123(R), the Company presented tax benefits from deductions resulting from the exercise of stock options as operating cash flows in the Statement of Cash Flows. Statement 123(R) requires the cash flows resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows.

The following table illustrates the effect on net income and earnings per share for the year ended December 31, 2005 as if the Company had applied the fair value recognition provisions of Statement 123 to options granted under the Company's stock option plans in all periods presented. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing model and amortized to expense over the options' vesting periods.

(In thousands, except per share amounts)		December 31, 2005
Net income as reported	$	11,291
Less: Total Stock Based Compensation expense determined under fair value based method (tax affected)		(320)
Pro forma net income	$	10,971
Earnings per share (basic)		
As reported	$	1.16
Less: Fair Value of Compensation Cost		(0.03)
Pro forma earnings per share (basic)	$	1.13
Earnings per share (diluted)		
As reported	$	1.14
Less: Fair Value of Compensation Cost		(0.03)
Pro forma earnings per share (diluted)	$	1.11

The Company calculated the fair value for these options using a Black-Scholes option-pricing model with the following weight average assumptions for 2007, 2006, and 2005:

	December 31, 2007	2006	2005
Risk-free interest rate	5.00%	4.79%	3.89%
Dividend Yield	0.96%	1.07%	1.21%
Volatility Factors	34.5%	34.5%	33.5%
Weighted Average Expected Life	5.0 years	5.0 years	5.0 years

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," ("SFAS No. 157") which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The adoption of SFAS No. 157 will not have a material impact on the Company's financial position or results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS No. 159 is effective as of an entity's first fiscal year that begins after November 15, 2007. At the effective date, the initial re-measurement of existing, eligible financial instruments will be reported as a cumulative-effect adjustment to the opening balance of retained earnings. Currently, there have been no financial assets or liabilities identified by management of the Company that will apply the provisions of SFAS No. 159 upon its effective date. Management will continue to evaluate future financial assets acquired or liabilities assumed and apply SFAS No. 159 if applicable.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) replaces SFAS No. 141, "Business Combinations" ("SFAS No. 141"). SFAS No. 141(R) establishes principles and requirements for how the acquirer (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141 (R) is applicable for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

2. EARNINGS PER SHARE

The following table sets forth the reconciliation from basic to diluted average common shares and the calculations of net income per common share. Net income for basic and diluted calculations does not differ.

(in thousands, except per share amounts)	2007	2006	2005
Net income	$ 12,365	$ 11,488	$ 11,291
Average common shares:			
Basic (weighted-average outstanding shares)	9,781	9,756	9,746
Dilutive potential common shares from stock options	172	169	162
Diluted (weighted-average outstanding shares)	9,953	9,925	9,908
Basic earnings per share	$ 1.26	$ 1.18	$ 1.16
Diluted earnings per share	$ 1.24	$ 1.16	$ 1.14

Stock options totaling 56,988 shares in 2007, 8,745 shares in 2006 and 19,250 shares in 2005 were not included in the average diluted earnings per share calculation as the exercise price was above the market price at certain times during 2007, 2006 and 2005, which made them antidilutive.

3. VALUATION AND QUALIFYING ACCOUNTS

Valuation and qualifying accounts included the following:

(in thousands)	Balance Beginning of Year	Net Charged to Costs and Expenses	Translations, Reclassifications and Acquisitions	Net Write-Offs or Discounts Taken	Balance End of Year
2007					
Allowance for doubtful accounts	$ 1,889	$ 470	$ 70	$ (507)	$ 1,922
Reserve for sales discounts	6,849	30,385	1	(30,897)	6,338
Reserve for inventory obsolescence	7,594	1,157	170	(395)	8,526
2006					
Allowance for doubtful accounts	$ 2,064	$ 538	$ 147	$ (860)	$ 1,889
Reserve for sales discounts	7,533	19,578	16	(20,278)	6,849
Reserve for inventory obsolescence	5,472	1,348	1,881	(1,107)	7,594
2005					
Allowance for doubtful accounts	$ 1,832	$ 755	$ (384)	$ (139)	$ 2,064
Reserve for sales discounts	6,786	21,945	422	(21,620)	7,533
Reserve for inventory obsolescence	4,947	477	1,374	(1,326)	5,472

Allowance for Doubtful Accounts

The Company evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where it is aware of a specific customer's inability to meet its financial obligations, it records a specific reserve to reduce the amounts recorded to what it believes will be collected. For all other customers, it recognizes reserves for bad debt based on historical experience of bad debts as a percent of revenues for each business unit, adjusted for relative improvements or deteriorations in the agings and changes in current economic conditions.

The Company evaluates all aged receivables that are over 60 days old and will reserve specifically on a 90-day basis. The Company has a secured interest on most of its wholegoods each customer purchases. This allows the Company, in times of a difficult economy when the customer is unable to pay or has filed for bankruptcy (usually Chapter 11), to repossess the customer's inventory. This also allows Alamo Group to maintain only a reserve over its cost which usually represents the margin on the original sales price.

The allowance for doubtful accounts balance was $1,922,000 at December 31, 2007, and $1,889,000 at December 31, 2006.

Sales Discounts

At December 31, 2007, the Company had $6,338,000 in reserves for sales discounts compared to $6,849,000 at December 31, 2006 on product shipped to our customers under various promotional programs. The decrease was due primarily to lower reserves required by the Company's Alamo Industrial products whose sales programs which offered future discounts were reduced year over year. The Company reviews the reserve quarterly based on analysis made on each program outstanding at the time.

The Company bases its reserves on historical data relating to discounts taken by the customer under each program. Historically between 85% and 95% of the Company's customers who qualify for each program actually take the discount that is available.

Inventories – Obsolete and Slow Moving

The Company had a reserve of $8,526,000 at December 31, 2007 and $7,594,000 at December 31, 2006 to cover obsolete and slow moving inventory. The increase was mainly due to exchange rate fluctuations. The obsolete and slow moving inventory policy states that the reserve is to be calculated as follows: 1) no inventory usage over a three year period is deemed obsolete and reserved at 100 percent; and 2) slow moving inventory with little usage requires a 100 percent reserve on items that have a quantity greater than a three-year supply. There are exceptions to the obsolete and slow moving classifications if approved by an officer of the Company, based on specific identification of an item or items that are deemed to be either included or excluded from this classification. In cases where there is no historical data, management makes a judgment based on a specific review of the inventory in question to determine what reserves, if any, are appropriate. New products or parts are generally excluded from the reserve policy until a three-year history has been established.

The reserve is reviewed and, if necessary, adjustments are made, on a quarterly basis. The Company relies on historical information to support its reserve. The Company does not adjust the reserve balance until the inventory is sold.

4. INVENTORIES

Inventories valued at LIFO represented 58% and 59% of total inventory for the years ended December 31, 2007 and 2006, respectively. The excess of current costs over LIFO-valued inventories was $9,062,000 and $8,649,000 at December 31, 2007 and December 31, 2006, respectively. The impact of the application of the LIFO method on the Statement of Income for the years ended December 31, 2007, 2006 and 2005 was an increase to cost of sales of $413,000, $737,000 and $262,000, respectively. Inventories consisted of the following on a cost basis, net of reserves:

	December 31,			
(in thousands)		2007		2006
Finished goods and parts	$	96,464	$	99,882
Work in process		14,755		9,574
Raw materials		7,066		6,719
	$	118,285	$	116,175

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31,				
(in thousands)		2007		2006	Useful Lives
Land	$	9,355	$	8,687	
Buildings and improvements		50,283		43,930	10-20 yrs.
Machinery and equipment		46,607		40,503	3-15 yrs.
Office furniture and equipment		5,930		6,523	3-7 yrs.
Computer Software		8,647		7,702	2-7 yrs.
Transportation equipment		3,843		3,814	3 yrs.
		124,665		111,159	
Accumulated depreciation		(61,513)		(53,788)	
	$	63,152	$	57,371	

Property, plant and equipment at December 31, 2007 and December 31, 2006 include $11,227,000 and $9,977,000, respectively, for items listed above that are held under capital leases. Accumulated depreciation relating to the capital leases at December 31, 2007 and 2006 was $2,187,000 and $1,476,000, respectively. Amortization related to the capital lease is included in depreciation expense.

6. ACCRUED LIABILITIES

Accrued liabilities consist of the following balances:

	December 31,	
(in thousands)	2007	2006
Salaries, wages and bonuses	$ 8,707	$ 8,857
Warranty	4,865	4,519
State taxes	4,016	3,472
Retirement	1,258	1,585
Accrued interest	717	1,529
Other	3,110	3,793
	$ 22,673	$ 23,755

7. LONG-TERM DEBT

The components of long-term debt are as follows:

	December 31,	
(in thousands)	2007	2006
Bank revolving credit facility	$ 75,000	$ 75,000
Capital lease obligations	4,071	4,332
Other notes payable	2,824	2,533
Total debt	81,895	81,865
Less current maturities	3,368	3,339
Total long-term debt	$ 78,527	$ 78,526

On August 25, 2004, the Company entered into a five-year $70 million Amended and Restated Revolving Credit Agreement with its lenders, Bank of America, JPMorgan Chase Bank, and Guaranty Bank. This contractually committed, unsecured facility allows the Company to borrow and repay amounts drawn at floating or fixed interest rates based upon Prime or LIBOR rates. Proceeds may be used for general corporate purposes or, subject to certain limitations, acquisitions. The loan agreement contains among other things the following financial covenants: Minimum Fixed Charge Coverage Ratios, Minimum Consolidated Tangible Net Worth, Consolidated Funded Debt to EBITDA Ratio and Minimum Asset Coverage Ratio, along with limitations on dividends, other indebtedness, liens, investments and capital expenditures.

On February 3, 2006, the Company amended and restated the credit agreement to increase the Company's existing credit facility from $70 million to $125 million. Pursuant to the terms of the Amended and Restated Revolving Credit Agreement, the Company has the ability to request an increase in commitments by $25 million. In addition, the existing credit facility was modified in other respects, including reducing the asset coverage ratio and lowering the interest margins.

On March 30, 2006 the Company entered into the Fourth Amendment of the Amended and Restated Revolving Credit Agreement, (the "Amended and Restated Revolving Credit Agreement"), between the Company and Bank of America, N.A., JPMorgan Chase Bank and Guaranty Bank, as its lenders. Pursuant to the terms of the Amended and Restated Revolving Credit Agreement, the Company added *Gradall* Industries, Inc., formerly Alamo Group (OH) Inc., and N.P. Real Estate Inc. as members of the Obligated Group. The Amendment also allows for capital expenditures not to exceed $14.0 million for the fiscal year ending 2006 and $10.0 million in the aggregate during each fiscal year thereafter.

On May 7, 2007, the Company entered into the Fifth Amended and Restated Revolving Credit Agreement with Bank of America, N.A., JPMorgan Chase Bank, Guaranty Bank and Rabobank, as its lenders. The Amended and Restated Revolving Credit Agreement provides for a $125 million unsecured revolving line of credit for five years with the ability to expand the facility to $175 million, subject to bank approval. In addition to the extended term, other major changes were improvements in the leverage ratio, minimum asset coverage ratio and increase in annual allowable capital expenditures. The banks agreed to eliminate the fixed charge coverage ratio and minimum net worth requirement. The applicable interest margin fluctuates quarterly either up or down based upon the Company's leverage ratio.

As of December 31, 2007 and 2006, there was $75,000,000 borrowed under the revolving credit facility with interest rates of 7.5% and 7.11% respectively. At December 31, 2007, $928,000 of the revolver capacity was committed to irrevocable standby letters of credit issued in the ordinary course of business as required by vendors' contracts, resulting in approximately $49,000,000 in available borrowings.

There are smaller additional lines of credit: for the Company's United Kingdom operation in the amount of 1,000,000 British pounds, for our French operations in the amount of 4,550,000 Euros, for our Canadian operation in the amount of 3,500,000 Canadian dollars, and for our Australian operation in the amount of 800,000 Australian dollars. As of December 31, 2007, there were no British pounds borrowed against the United Kingdom line of credit, 37,000 Euros were borrowed against the French line of credit, 1,595,000 Canadian dollars were borrowed on the Canadian line of credit, and no Australian dollars were borrowed under its facility. The Canadian revolving credit facility is guaranteed by the Company. The Australian facility is secured by a letter of credit issued by the Company. The Company's borrowing levels for working capital are seasonal, with the greatest utilization generally occurring in the first quarter and early spring.

As of December 31, 2007, the Company is in compliance with all debt covenants.

The aggregate maturities of long-term debt, as of December 31, 2007, are as follows: $3,368,000 in 2008; $1,173,000 in 2009; $1,222,000 in 2010; $1,086,000 in 2011; and $75,046,000 in 2012 and none thereafter.

The fair value of the Company's debt is based on secondary market indicators. Since the Company's debt is not quoted, estimates are based on each obligation's characteristics, including remaining maturities, interest rate, credit rating, collateral, amortization schedule and liquidity. The carrying amount approximates fair value.

8. DERIVATIVES AND HEDGING

Most of the Company's outstanding debt is advanced from a revolving credit facility that accrues interest at a contractual margin over current market interest rates. The Company's financing costs associated with this credit facility can materially change with market increases and decreases of short-term borrowing rates, specifically LIBOR. During the second quarter of 2007, the Company entered into two interest rate swap agreements with one of its current lenders that hedge future cash flows related to its outstanding debt obligations. As of December 31, 2007, the Company had $75.0 million outstanding under its revolving credit facility and two interest rate swap contracts designated as cash flow hedges which are effectively hedging $40 million of these borrowings from changes in underlying LIBOR base rates. One swap has a three-year term and fixes the LIBOR base rate at 4.910% covering $20 million of this debt. The other has a four-year term and fixes the LIBOR base rate at 4.935% covering an additional $20 million of these variable rate borrowings. The fair market value of these hedges, which is the amount that would have been paid or received by the Company had it prematurely terminated these swap contracts at December 31, 2007, was a $1,146,000 liability. This is included in Other long-term liabilities with an offset in Accumulated other comprehensive income, net of taxes.

9. INCOME TAXES

U.S. and non-U.S. income before income taxes is as follows:

(in thousands)	December 31, 2007	2006	2005
Income before income taxes:			
North American – U.S.	$ 4,023	$ 6,838	$ 5,331
International	14,012	10,137	11,408
	$ 18,035	$ 16,975	$ 16,739

The provision for income taxes consists of:

(in thousands)	December 31, 2007	2006	2005
Current:			
Federal	$ 943	$ 927	$ 2,090
Foreign	3,703	3,005	3,649
State	377	276	290
	5,023	4,208	6,029
Deferred:			
Federal	414	1,116	(588)
Foreign	233	163	7
	647	1,279	(581)
Total income taxes	$ 5,670	$ 5,487	$ 5,448

Reconciliation of the statutory U.S. federal rate to actual tax rate is as follows:

(in thousands)	December 31, 2007	2006	2005
Statutory U.S. federal tax at 34%	$ 6,132	$ 5,771	$ 5,691
Increase (reduction) from:			
Non-U.S. taxes	(827)	(279)	(223)
U.S. State taxes	247	182	191
Other	118	(187)	(211)
Provision for income taxes	$ 5,670	$ 5,487	$ 5,448
Actual tax rate	31%	32%	33%

At December 31, 2007, the Company had undistributed earnings of international subsidiaries of $69,119,000. These earnings are considered to be permanently reinvested in foreign operations and, accordingly, no provision for U.S. federal or state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

The components of deferred tax assets and liabilities included in the balance sheets are as follows:

	December 31,	
(in thousands)	2007	2006
Current:		
Deferred tax assets:		
Inventory	$ 649	$ 107
Accounts receivable	210	1,509
Insurance	353	403
Other	1,848	1,779
	3,060	3,798
Deferred tax liabilities	(929)	(1,505)
Net current deferred tax asset	$ 2,131	$ 2,293
Non-Current:		
Deferred tax assets:		
Deferred compensation	$ 19	$ 176
Pension	395	1,625
Other	13	531
	427	2,332
Deferred tax liabilities:		
Difference between book and tax basis	(1,114)	(2,019)
Net non-current tax asset (liability)	$ (687)	$ 313

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes," which clarifies the accounting treatment of uncertain tax positions in financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and required disclosures. It is effective for fiscal years beginning after December 15, 2006. The new guidance was effective for the Company on January 1, 2007.

The Company adopted FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48) on January 1, 2007. At January 1, 2007, the Company recognized a liability of approximately $379,000 for "unrecognized tax positions," which includes penalty and interest of $134,000. During 2007, an "unrecognized tax position" was resolved in the Company's benefit as a result of an IRS audit and the liability was reduced by $167,000.

Additionally, the Company recorded an "unrecognized tax position" during the year of $125,000 including penalty and interest of $16,000.

(in thousands)	Liability for Unrecognized Tax Benefits
Balance January 1, 2007	$ 379
Reduction for tax position of prior year	(167)
Addition for tax position related to current year	125
Balance December 31, 2007	$ 337

The Federal income tax returns for 2004 through 2006 were examined by the Internal Revenue Service and resulted in a net refund for these years. The Company's income tax years 2003 through 2006 remain open to examination by state tax jurisdictions.

10. COMMON STOCK

The Company was authorized by its Board of Directors in 1997 to repurchase up to 1,000,000 shares of the Company's common stock to be funded through working capital and credit facility borrowings. No shares were repurchased in 2006 or 2007. The authorization to repurchase up to 1,000,000 shares remains available less 42,600 shares, previously purchased.

Subsequent to December 31, 2007, the Company declared and paid a dividend of $.06 per share.

11. STOCK OPTIONS

Incentive Options

On April 28, 1994, the stockholders approved the 1994 Incentive Stock Option Plan ("1994 ISO Plan") for key employees. Each option becomes vested and exercisable for up to 20% of the total optioned shares each year after grant. Under the terms of this plan, the exercise price of the shares subject to each option granted would not be less than the fair market value of the common stock at the date the option is granted.

On August 31, 1999, the stockholders of the Company approved amending the 1994 Amended and Restated ISO Plan. During the year ended December 31, 2004, options to purchase 23,000 shares had been granted.

On February 12, 2003, the Board of Directors approved an administrative amendment to the 1994 ISO Plan. The amendment eliminates the mandatory minimum annual purchase requirement and eliminates the one month window to purchase vested options for any new option grants after February 12, 2003. There are 115,080 shares outstanding under this option plan. No further option grants can be made under this plan.

On May 3, 2005, the stockholders of the Company approved the 2005 ISO Plan and the Company reserved 500,000 shares of common stock for these options. During the years ended December 31, 2007, 2006 and 2005, options to purchase 74,000 shares, 31,000 shares and 57,000 shares, respectively, were granted under this plan. Each option becomes vested and exercisable for up to 20% of the total optioned shares one year following the grant of the option and for an additional 20% of the total optioned shares after each succeeding year until the option is fully exercisable at the end of the fifth year.

Following is a summary of activity in the Incentive Stock Option Plans for the periods indicated:

	2007		2006		2005	
	Shares	Exercise Price*	Shares	Exercise Price*	Shares	Exercise Price*
Options outstanding at beginning of year	211,400	$ 15.63	188,750	$ 14.37	158,850	$ 12.19
Granted	74,000	24.83	31,000	22.39	57,000	19.79
Exercised	(8,320)	9.71	(5,350)	9.30	(11,100)	13.10
Cancelled	—	—	(3,000)	17.85	(16,000)	12.84
Options outstanding at end of year	277,080	18.26	211,400	15.63	188,750	14.37
Options exercisable at end of year	124,680	$ 13.72	99,200	$ 12.15	76,950	$ 10.54
Options available for grant at end of year	338,000		412,000		443,000	

**Weighted Averages*

Options outstanding and exercisable at December 31, 2007 were as follows:

Qualified Stock Options	Options Outstanding			Options Exercisable	
	Shares	Remaining Contractual Life(yrs)*	Exercise Price*	Shares	Exercise Price*
Range of Exercise Price					
$8.9375 - $12.10	91,000	4.35	$ 10.84	79,600	$ 10.66
$14.38 - $19.79	81,080	7.57	19.03	38,880	18.60
$22.39 - $25.18	105,000	9.70	$ 24.11	6,200	$ 22.39
Total	277,080			124,680	

**Weighted Averages*

The weighted average grant date fair value of options granted during 2007, 2006, and 2005 were $24.83, $22.39 and $19.79, respectively. As of December 31, 2007 there was $996,000 of total unrecognized compensation cost related to non-vested share based compensation arrangements granted under the plans. That cost is expected to recognize over a period of five years.

Non-Qualified Options

On July 7, 1999, the Company granted options to purchase 200,000 shares of the Company's Common Stock under the 1999 Non-Qualified Stock Option Plan to Mr. Robinson, CEO and President, at an exercise price of $8.9375 per share, being the closing price of the Company's Common Stock on the grant date. Each option becomes vested and exercisable for up to 20% of the total optioned shares one year following the grant of the option and for an additional 20% of the total optioned shares after each succeeding year. During 2007, 2006 and 2005, no options were exercised.

On May 3, 2001, the stockholders of the Company approved the First Amended and Restated 1999 Non-Qualified Stock Option Plan ("FAR 1999 NQSO Plan") to add non-employee directors as eligible persons to receive grants of stock options. The Company then granted options to purchase 5,000 shares of the Company's Common Stock to each Messrs. Goldress, Morris, Skaggs, and Thomas, at an exercise price of $13.96 per share, being the closing price of the Company's Common Stock on the grant date. Each option becomes vested and exercisable for up to 20% of the total optioned shares one year following the grant of the option and for an additional 20% of the total optioned shares after each succeeding year until the option is fully exercisable. During 2002, 2005, 2006 and 2007, 500 shares, 1,000 shares, 5,000 shares and 11,000 shares were exercised, respectively. No options were exercised in 2003 or 2004.

On May 12, 2003, the Company granted additional options under the FAR 1999 NQSO Plan to purchase 5,000 shares of the Company's Common Stock to each Messrs. Goldress, Morris, Skaggs and Thomas, and 50,000 shares to Mr. Robinson at an exercise price of $12.10 per share, being the closing price of the Company's Common Stock on the grant date. Each option becomes vested and exercisable for up to 20% of the total optioned shares one year following the grant of the option and for an additional 20% of the total optioned shares after each succeeding year until the option is fully exercisable. During 2006 and 2007, 1,000 shares and 11,000 shares were exercised, respectively.

On May 4, 2005, the Company granted additional options under the FAR 1999 NQSO Plan to purchase 5,000 shares of the Company's Common Stock to each Messrs. Goldress, Morris, Skaggs and Thomas, at an exercise price of $19.79 per share, being the closing price of the Company's Common Stock on the grant date. Each option becomes vested and exercisable for up to 20% of the total optioned shares one year following the grant of the option and for an additional 20% of the total optioned shares after each succeeding year until the option is fully exercisable. During 2006 no options were exercised. During 2007, 5,000 of these shares were exercised.

On August 8, 2006, the Company granted additional options under the FAR 1999 NQSO Plan to purchase 2,500 shares of the Company's Common Stock to Mr. Grzelak, at an exercise price of $25.02 per share, being the closing price of the Company's Common Stock on the grant date. The option becomes vested and exercisable for up to 20% of the total optioned shares one year following the grant of the option and for an additional 20% of the total optioned shares after each succeeding year until the option is fully exercisable. During 2007 no options were exercised.

On May 7, 2007, the Company granted additional options under the FAR 1999 NQSO Plan to purchase 5,000 shares of the Company's Common Stock to each Messrs. Douglass, Goldress, Grzelak, Martin, Morris and Skaggs, at an exercise price of $25.18 per share, being the closing price of the Company's Common Stock on the grant date. Each option becomes vested and exercisable for up to 20% of the total optioned shares one year following the grant of the option and for an additional 20% of the total optioned shares after each succeeding year until the option is fully exercisable. During 2007 no options were exercised.

Following is a summary of activity in the Non-Qualified Stock Option Plans for the periods indicated:

	2007		2006		2005	
	Shares	Exercise Price*	Shares	Exercise Price*	Shares	Exercise Price*
Options outstanding at beginning of year	305,000	$ 10.72	308,500	$ 10.66	289,500	$ 10.04
Granted	30,000	25.18	2,500	25.02	20,000	19.79
Exercised	(27,000)	14.28	(6,000)	13.65	(1,000)	13.96
Cancelled	(6,000)	17.23	—	—	—	—
Options outstanding at end of year	302,000	11.71	305,000	10.72	308,500	10.66
Options exercisable at end of year	248,000	$ 9.66	258,500	$ 9.87	242,500	$ 9.60
Options available for grant at end of year	63,500		87,500		90,000	

**Weighted Averages*

Options outstanding and exercisable at December 31, 2007 were as follows:

Non-Qualified Stock Options	Options Outstanding			Options Exercisable	
	Shares	Remaining Contractual Life(yrs)*	Exercise Price*	Shares	Exercise Price*
Range of Exercise Price					
$8.9375 - $12.10	256,000	2.88	$ 9.63	243,000	$ 9.50
$13.96 - $19.79	13,500	7.26	18.71	4,500	16.55
$25.02 - $25.18	32,500	9.92	$25.17	500	$25.02
Total	302,000			248,000	

**Weighted Averages*

The weighted average grant date fair value of options granted during 2007, 2006, and 2005 were $25.18, $25.02 and $19.79, respectively. As of December 31, 2007 there was $360,000 of total unrecognized compensation cost related to non-vested share based compensation arrangements granted under the plans. That cost is expected to recognize over a period of five years.

During 2007, 2006 and 2005, 27,000, 6,000, and 1,000 non-qualified options, respectively, were exercised, $385,610, $81,900 and $13,960 of cash receipts were received, respectively, and tax deductions of $294,000, $59,000 and $5,000 were realized, respectively, for the tax deductions from options exercises.

12. RETIREMENT BENEFIT PLANS

Defined Benefit Plans

In connection with the February 3, 2006 purchase of all the net assets of the *Gradall* excavator business, the Company assumed sponsorship of two *Gradall* non-contributory defined benefit pension plans, both of which were frozen with respect to both future benefit accruals and future new entrants.

The *Gradall* Company Hourly Employees' Pension Plan covers approximately 310 former employees and 210 current employees who (i) were formerly employed by JLG Industries, Inc., (ii) were covered by a collective bargaining agreement and (iii) first participated in the plan before April 6, 1997. An amendment ceasing all future benefit accruals was effective April 6, 1997.

The *Gradall* Company Employees' Retirement Plan covers approximately 190 former employees and 150 current employees who (i) were formerly employed by JLG Industries, Inc., (ii) were not covered by a collective bargaining agreement and (iii) first participated in the plan before December 31, 2004. An amendment ceasing future benefit accruals for certain participants was effective December 31, 2004. A second amendment discontinued all future benefit accruals for all participants effective April 24, 2006.

The following tables set forth the change in plan assets, change in projected benefit obligation, rate assumptions and components of net periodic benefit cost as of December 31 with respect to these plans. The measurement dates of the assets and liabilities of both plans were December 31 of the respective years presented.

	Year ended December 31, 2007		
(in thousands)	Hourly Employees' Pension Plan	Employees' Retirement Plan	Total
Change in projected benefit obligation			
Benefit obligation at beginning of year	$ 8,835	$ 13,687	$ 22,522
Service cost	10	5	15
Interest cost	489	800	1,289
Liability actuarial (gain)/loss	(1,187)	(826)	(2,013)
Benefits paid	(591)	(538)	(1,129)
Benefit obligation at end of year	7,556	13,128	20,684
Change in fair value of plan assets			
Fair value of plan assets at beginning of year	7,281	10,971	18,252
Return on plan assets	582	936	1,518
Employer contributions	—	1,003	1,003
Benefits paid	(591)	(538)	(1,129)
Fair value of plan assets at end of year	7,272	12,372	19,644
Underfunded status – December 31, 2007	$ (284)	$ (756)	$ (1,040)
Accumulated benefit obligation – December 31, 2007	$ 7,556	$ 13,128	$ 20,684

(in thousands)	February 3, 2006 (Purchase Date) through December 31, 2006 Hourly Employees' Pension Plan	Employees' Retirement Plan	Total
Change in projected benefit obligation			
Benefit obligation at purchase date	$ 9,047	$ 14,049	$ 23,096
Service cost	10	96	106
Interest cost	449	744	1,193
Liability actuarial (gain)/loss	—	2	2
Benefits paid	(170)	(774)	(944)
Benefit obligation at end of year	(501)	(430)	(931)
	8,835	13,687	22,522
Change in fair value of plan assets			
Fair value of plan assets at purchase date	7,162	9,805	16,966
Return on plan assets	617	1,050	1,668
Employer contributions	3	546	549
Benefits paid	(501)	(430)	(931)
Fair value of plan assets at end of year	7,281	10,971	18,252
Underfunded status, December 31, 2006	$ (1,554)	$ (2,716)	$ (4,270)
Accumulated benefit obligation – December 31, 2006	$ 8,835	$ 13,687	$ 22,522

The Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)," for the year ended December 31, 2006. This Statement requires an employer to recognize the overfunded or underfunded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of defined benefit postretirement plans as an asset or liability in its statement of financial position and recognize changes in the funded status in the year in which the changes occur. The Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, which is consistent with the Company's current practices.

The underfunded status of the plan of $1,040,000 and $4,270,000 at December 31, 2007 and 2006, respectively, is recognized in the accompanying consolidated balance sheets as long-term accrued pension liability because plan assets are less than the value of benefit obligations expected to be paid. No plan assets are expected to be returned to the Company during the fiscal year-ended December 31, 2008.

The accumulated benefit obligation for our pension plans represents the actuarial present value of benefits based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels.

In determining the projected benefit obligation and the net pension cost, we used the following significant weighted-average assumptions:

Assumptions used to determine benefit obligations at December 31:

	Hourly Employees' Pension Plan		Employees' Retirement Plan	
	2007	2006	2007	2006
Discount rate	6.20%	5.79%	6.30%	5.86%
Composite rate of compensation increase	N/A	N/A	N/A	N/A

Assumptions used to determine net periodic benefit cost for the years ended December 31:

	Hourly Employees' Pension Plan		Employees' Retirement Plan	
	2007	2006	2007	2006
Discount rate	5.79%	5.60%	5.86%	5.60%
Long-term rate of return on plan assets	7.75%	7.75%	7.75%	7.75%
Composite rate of compensation increase	N/A	N/A	N/A	N/A

The Company employs a building block approach in determining the expected long-term rate on return on plan assets. Historical markets are studied and long-term historical relationships between equities and fixed-income are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to check for reasonability and appropriateness.

The following table presents the components of net periodic benefit cost (gains are denoted with parentheses and losses are not):

	Year ended December 31, 2007		
(in thousands)	Hourly Employees' Pension Plan	Employees' Retirement Plan	Total
Service cost	$ 10	$ 5	$ 15
Interest cost	489	800	1,289
Expected return on plan assets	(541)	(869)	(1,410)
Amortization of prior service cost	—	—	—
Amortization of net (gain)/loss	—	—	—
Net periodic benefit cost	$ (42)	$ (64)	$ (106)

	February 3, 2006 (Purchase Date) to December 31, 2006		
(in thousands)	Hourly Employees' Pension Plan	Employees' Retirement Plan	Total
Service cost	$ 10	$ 96	$ 106
Interest cost	449	745	1,194
Expected return on plan assets	(488)	(700)	(1,188)
Amortization of prior service cost	—	—	—
Amortization of net (gain)/loss	—	(11)	(11)
Net periodic benefit cost	$ (29)	$ 130	$ 101

The Company estimates that $357,000 of unrecognized actuarial gain will be amortized from accumulated other comprehensive income into net periodic benefit costs during 2008.

The Company employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small and large capitalizations. Other assets such as real estate, private equity, and hedge funds are used judiciously to enhance long-term returns while improving portfolio diversification. Derivatives may be used to gain market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and periodic asset/liability studies.

The pension plans' weighted-average asset allocations as a percentage of plan assets at December 31 are as follows:

	Hourly Employees' Pension Plan		Employees' Retirement Plan	
	2007	**2006**	**2007**	**2006**
Equity securities	67%	75%	63%	74%
Debt securities	16%	25%	18%	26%
Short-term investments	14%	—	16%	—
Other	3%	—	3%	—
Total	100%	100%	100%	100%

Expected benefit payments are estimated using the same assumptions used in determining our benefit obligation at December 31, 2007. The following table illustrates the estimated pension benefit payments which reflect expected future service, as appropriate, that are projected to be paid:

(in thousands)	Hourly Employees' Pension Plan	Employees' Retirement Plan	Total
2008	$ 596	$ 570	$ 1,166
2009	599	592	1,191
2010	594	633	1,227
2011	588	686	1,274
2012	579	715	1,294
Years 2013 through 2017	$ 2,760	$ 4,208	$ 6,968

Defined Contribution Plans

In connection with the acquisition of *Gradall* the Company also assumed sponsorship from JLG Industries, Inc. for three defined contribution plans, The *Gradall* Salaried Employees Savings and Investment Plan ("Salary Plan"), The *Gradall* Hourly Employees' Savings and Investment Plan ("Hourly Plan") and The International Association of Machinist and Aerospace Retirement Plan ("IAM Plan"). The Company contributed $112,000 and $95,000 to the Salary Plan, zero and $25,000 to the Hourly Plan and $518,000 and $391,000 to the IAM Plan for the plan years ended December 31, 2007 and 2006, respectively. The Company converted the Salary Plan into its 401(k) retirement and savings plan and put the Hourly Plan into a separate 401(k) retirement and savings plan.

The Company provides a defined contribution 401(k) retirement and savings plan for eligible U.S. employees. Company matching contributions are based on a percentage of employee contributions. Company contributions to the plan during 2007, 2006 and 2005 were $1,194,000, $975,000, and $1,095,000, respectively. A U.S. subsidiary of the Company had an Hourly Employee Pension Plan of Trust covering collective bargaining which was terminated on December 31, 2005. As of January 1, 2005 the employees were added to the existing 401(k) retirement and salary plan.

Three of the Company's international subsidiaries also participate in a defined contribution and savings plan covering eligible employees. The Company's international subsidiaries contribute between 3% and 7.5% of the participant's salary up to a specific limit. Total Contribution made to the above plan was $596,000, $555,000 and $506,000 for the year ended December 31, 2007, 2006 and 2005 respectively.

13. SEGMENT REPORTING

The Company reports three business segments: Industrial, Agricultural and European. The Company's sales are principally within the United States, United Kingdom, France, Canada and Australia. The Company sells its products primarily through a network of independent dealers and distributors, governmental end-users, related independent contractors, as well as to the agricultural and commercial turf markets.

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company has included a summary of the financial information by reporting segment. The following table presents the revenues, income from operations (loss), goodwill and total identifiable assets by reporting segment for the years ended December 31, 2007, 2006 and 2005:

(in thousands)	December 31, 2007	2006	2005
Net Revenue			
Industrial	$ 253,203	$ 232,462	$ 128,057
Agricultural	117,652	106,076	125,880
European	133,531	117,956	114,173
Consolidated	$ 504,386	$ 456,494	$ 368,110
Income from Operations			
Industrial	$ 12,236	$ 18,307	$ 8,636
Agricultural	1,800	(3,705)	825
European	9,801	8,430	8,939
Consolidated	$ 23,837	$ 23,032	$ 18,400
Goodwill			
Industrial	$ 27,424	$ 26,885	$ 12,116
Agricultural	5,874	5,215	5,226
European	10,648	10,236	9,074
Consolidated	$ 43,946	$ 42,336	$ 26,416
Total Identifiable Assets			
Industrial	$ 170,510	$ 149,323	$ 78,833
Agricultural	84,210	76,196	87,377
European	95,910	101,115	80,006
Consolidated	$ 350,630	$ 326,634	$ 246,216

14. INTERNATIONAL OPERATIONS AND GEOGRAPHIC INFORMATION

Following is selected financial information on the Company's international operations which include Europe, Canada and Australia:

(in thousands)	December 31, 2007	2006	2005
Net sales	$ 166,340	$ 144,486	$ 138,383
Income from operations	13,382	10,931	11,440
Income before income taxes and allocated interest expense	14,076	10,196	11,501
Identifiable assets	$ 142,018	$ 124,445	$ 109,092

Following is other selected geographic financial information on the Company's operations:

(in thousands)	December 31, 2007	2006	2005
Geographic net sales:			
United States	$ 329,120	$ 309,015	$ 232,974
United Kingdom	42,486	35,734	37,329
France	65,764	59,520	63,982
Canada	19,018	13,580	9,800
Australia	12,046	8,132	6,742
Mexico	2,436	1,758	1,948
Other	33,516	28,755	15,335
Total net sales	$ 504,386	$ 456,494	$ 368,110
Geographic location of long-lived assets:			
United States	$ 66,075	$ 61,799	$ 32,139
United Kingdom	17,920	17,745	15,178
France	17,404	15,806	14,562
Canada	11,400	9,650	9,052
Australia	88	73	61
Total long-lived assets	$ 112,887	$ 105,073	$ 70,992

Net sales are attributed to countries based on the location of customers.

15. COMPREHENSIVE INCOME

For 2007, 2006 and 2005 the Company's Comprehensive Income was $18,096,000, $19,060,000, and $4,823,000, respectively.

The components of Accumulated Other Comprehensive Income are as follows:

(in thousands)	December 31, 2007	2006	2005
Foreign currency translation adjustments	$ 19,674	$ 14,470	$ 6,931
Interest derivative net of taxes	(710)	—	—
Derivatives, net of taxes	(50)	28	(5)
Actuarial gain on defined benefit pension plan, net of taxes	2,190	875	—
Accumulated other comprehensive income	$ 21,104	$ 15,373	$ 6,926

16. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space and equipment under various operating leases, which generally are expected to be renewed or replaced by other leases. The Company has certain capitalized leases consisting principally of leases of buildings. At December 31, 2007, future minimum lease payments under these noncancelable leases and the present value of the net minimum lease payments for the capitalized leases are:

(in thousands)	Operating Leases	Capitalized Leases
2008	$ 1,440	$ 1,259
2009	928	1,207
2010	505	1,186
2011	234	967
2012	71	8
Thereafter	2	—
Total minimum lease payments	$ 3,180	$ 4,627
Less amount representing interest		556
Present value of net minimum lease payments		$ 4,071
Less current portion		1,019
Long-term portion		$ 3,052

Rental expense for operating leases was $1,625,000 for 2007, $1,725,000 for 2006 and $1,631,000 for 2005.

Purchase obligations of $85,212,000 represent an estimate of goods and services to be purchased under outstanding purchase orders not reflected on the Company's balance sheet. New purchase obligations should be received and paid for during the current fiscal year.

Other

The Company is subject to various unresolved legal actions that arise in the ordinary course of its business. The most prevalent of such actions relates to product liability, which is generally covered by insurance after various self-insured retention ("SIR") amounts. While amounts claimed might be substantial and the liability with respect to such litigation cannot be determined at this time, the Company believes that the outcome of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations; however, the ultimate resolution cannot be determined at this time.

The Company is subject to numerous environmental laws and regulations concerning air emissions, discharges into waterways, and the generation, handling, storage, transportation, treatment and disposal of waste materials. The Company's policy is to comply with all applicable environmental, health and safety laws and regulations, and the Company believes it is currently in material compliance with all such applicable laws and regulations. These laws and regulations are constantly changing, and it is impossible to predict with accuracy the effect that changes to such laws and regulations may have on the Company in the future. Like other industrial concerns, the Company's manufacturing operations entail the risk of noncompliance, and there can be no assurance that the Company will not incur material costs or other liabilities as a result thereof.

The Company knows that its Indianola, Iowa property is contaminated with chromium which most likely resulted from chrome plating operations which were discontinued before the Company purchased the property. Chlorinated volatile organic compounds have also been detected in water samples on the property, though the source is unknown at this time. The Company has been voluntarily working with an environmental consultant and the State of Iowa with respect to these issues and believes it completed its remediation program in June 2006. The work was accomplished within the Company's environmental liability reserve balance. We requested a "no further action" classification from the state. The State of Iowa asked for some additional testing information which the Company has provided. We expect to receive a qualified no further action letter that will require only that we monitor the site in the future. Monitoring will continue until enough data is collected to demonstrate stable or improving conditions, at which time an unconditional no further action letter will be requested.

The Company also established an environmental reserve in the amount of $1,913,000 related to the acquisition of *Gradall's* facility in Ohio. Three specific remediation projects that were identified prior to the acquisition are in process and estimated to cost $400,000. The Company has a reserve of $325,000 concerning a potential asbestos issue at the *Gradall* facility which is being evaluated. The balance of the reserve, $1,188,000, is mainly for potential ground water contamination/remediation that was identified before the acquisition and believed to have been generated by a third party company located near the *Gradall* facility. Certain other assets of the Company contain asbestos that may have to be abated in the future. The estimated timing and the fair market value of removing or disposing of existing asbestos cannot be reasonably estimated at this time; however, the Company believes the liability associated with the asbestos removal will not have a material adverse effect on the Company's consolidated financial position or results of operations.

The Company is subject to various other federal, state, and local laws affecting its business, as well as a variety of regulations relating to such matters as working conditions, equal employment opportunities and product safety. A variety of state laws regulate the Company's contractual relationships with its dealers, some of which impose restrictive standards on the relationship between the Company and its dealers, including events of default, grounds for termination, non-renewal of dealer contracts and equipment repurchase requirements. The Company believes it is currently in material compliance with all such applicable laws and regulations.

17. QUARTERLY FINANCIAL DATA (Unaudited)

Summarized quarterly financial data for 2007 and 2006 is presented below. Seasonal influences affect the Company's sales and profits with peak business occurring in May through August.

(In thousands, except per share amounts):

	2007				2006			
	First	Second	Third	Fourth	First	Second	Third	Fourth
Sales	$ 120,147	$ 131,986	$ 125,956	$ 126,297	$ 104,385	$ 125,451	$ 114,738	$ 111,920
Gross profit	21,557	26,354	26,382	23,418	19,554	27,302	23,254	19,780
Net income	833	4,035	4,216	3,281	1,942	5,339	3,066	1,141
Earnings per share								
Diluted	$ 0.08	$ 0.41	$ 0.42	$ 0.33	$ 0.20	$ 0.53	$ 0.31	$ 0.12
Average shares								
Diluted	9,947	9,962	9,972	9,931	9,925	9,912	9,930	9,932
Dividends per share	$ 0.06	$ 0.06	$ 0.06	$ 0.06	$ 0.06	$ 0.06	$ 0.06	$ 0.06
Market price of common stock								
High	$ 25.84	$ 28.36	$ 26.60	$ 24.98	$ 24.85	$ 22.65	$ 26.00	$ 24.37
Low	$ 22.76	$ 22.94	$ 22.10	$ 16.78	$ 20.05	$ 19.31	$ 19.25	$ 20.95

18. ACQUISITIONS AND INVESTMENTS

On March 6, 2007, the Company purchased *Henke* Manufacturing Corporation ("*Henke*"), a manufacturer of specialty snow removal attachments. *Henke*'s products are mounted on both heavy industrial equipment and medium to heavy-duty trucks. The primary end-users are governmental agencies, related contractors and other industrial users. The purchase price was approximately $4.8 million with assumed debt of approximately $0.6 million and goodwill of zero. The acquisition was accounted for under the purchase method and the results of operation have been included in the Company's Statement of Income from March 2007. *Henke*, is located in Leavenworth, Kansas.

On July 14, 2006, the Company purchased *Nite-Hawk* Sweepers LLC *("Nite-Hawk")*, a manufacturer of truck mounted sweeping equipment primarily for the contract sweeping market, which will expand its presence in that market and complement its *Schwarze* sweeper line. The purchase price was $3.1 million which included goodwill of $2.7 million. The acquisition was accounted for under the purchase method and the results of operations have been included in the Company's Statement of Income from July 2006.

On May 24, 2006, the Company purchased the vacuum truck and sweeper lines of Clean Earth Environmental Group, LLC and Clean Earth Kentucky, LLC, collectively referred to as "*VacAll*." This includes the product lines, inventory and certain other assets that relate to this business. The purchase price for the assets was $8.925 million and included goodwill of $6.2 million. The acquisition was accounted for under the purchase method and the results of operations have been included in the Company's Statement of Income from May 2006. The production of the vacuum truck was moved to the *Gradall* facility in New Philadelphia, Ohio, and the sweeper line was consolidated into the *Schwarze* facility in Huntsville, Alabama.

On February 3, 2006, the Company purchased substantially all of the assets and assumed certain liabilities of the *Gradall* excavator business of JLG Industries, Inc. (NYSE:JLG). The purchase price was $32.9 million, according to the terms of the Asset Purchase Agreement. The purchase price has been allocated to the assets and liabilities acquired and include trademarks of $3.6 million and goodwill of approximately $5.8 million. The acquisition was accounted for under the direct purchase method and the results of operations have been included in the Company's Statement of Income from February 2006. This acquisition enhances our Industrial market coverage in that over half of its sales are to governmental entities or related contractors. *Gradall* is a leading manufacturer of both wheeled and crawler telescopic excavators in North America.

On February 14, 2005, the Company, through its European subsidiary Alamo Group (EUR) Ltd., acquired 100% of the issued and outstanding stock of *Spearhead* Machinery Limited ("*Spearhead*"). *Spearhead* manufactures a range of tractor-mounted vegetation maintenance equipment, including reach mowers, flail mowers and rotary cutters. The purchase price was $6.0 million which included goodwill of $4.2 million. The acquisition was accounted for under the purchase method and the results of operations have been included in the Company's Statement of Income from February 2005.

The unaudited pro forma statement of income of the Company assuming the transactions were completed at January 1, 2006 is as follows:

	December 31,	
(in thousands except per share amounts)	2007	2006
Net sales	$ 505,901	$ 480,199
Net income	12,447	11,757
Diluted earnings per share	$ 1.25	$ 1.18

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of purchase:

	Henke	*Nite-Hawk*	*Gradall/VacAll*	*Spearhead*
(in thousands)	2007	2006	2006	2005
Current assets	$ 2,866	$ 929	$ 31,506	$ 2,753
Property, plant and equipment	2,423	28	9,899	305
Intangible assets	—	2,760	15,623	4,224
Total assets acquired	5,289	3,717	57,028	7,282
Current liabilities	1,040	626	11,926	1,395
Deferred pension liability	—	—	5,681	—
Other liabilities	579	—	2,071	—
Deferred income taxes	206	(7)	(4,482)	5
Total liabilities assumed	1,825	619	15,196	1,400
Net assets acquired	$ 3,464	$ 3,098	$ 41,832	$ 5,882

Exhibit 21.1

SUBSIDIARIES OF ALAMO GROUP INC.

Name	Jurisdiction of Incorporation
Alamo Group (USA) Inc. (1)	Delaware
Alamo Group Europe Limited (1)	United Kingdom
Alamo Capital Inc. (1)	Nevada
Herschel-Adams Inc. (1)	Nevada
Alamo Group (Canada) Inc. (1)	New Brunswick
Gradall Industries, Inc. (2)	Delaware
NP Real Estate Inc. (2)	Ohio
Henke Manufacturing (2)	Kansas
Alamo Group (TX) LP (5)	Delaware
Alamo Group Holdings, LLC (2)	Delaware
ALG Holdings, LLC (2)	Delaware
Alamo Group Services, Inc.(2)	Delaware
ALG Personnel Management, LLC (2)	Texas
Alamo Group Management, LP(6)	Delaware
Alamo Group (WA) Inc. (2)	Delaware
Alamo Sales Corp. (2)	Delaware
Alamo Group (IL) Inc. (2)	Delaware
Tiger Corporation (2)	Nevada
Electronics Parts Counter Inc. (11)	Nevada
Schwarze Industries, Inc. (2)	Alabama
Schwarze Industries Australia PTY, Ltd. (4)	Australia
Schulte (USA) Inc. (2)	Florida
Alamo Group (SMC) Inc. (2)	Nevada
VacAll Industries, Inc. (2)	Delaware
Nite-Hawk Sweepers, LLC (2)	Washington
Adams Hard-Facing Company, Inc. (3)	Oklahoma
Alamo Group (IA) Inc. (3)	Nevada
Alamo Group (FR) SAS (7)	France
Alamo Manufacturing Services (UK) Limited (7)	United Kingdom
McConnel Ltd. (7)	United Kingdom
Twose of Tiverton Ltd. (8)	United Kingdom
Spearhead Machinery Ltd. (8)	United Kingdom
Bomford & Evershed Ltd. (8)	United Kingdom
Bomford Turner Ltd. (8)	United Kingdom
Turner International (ENG) Ltd. (8)	United Kingdom
SMA SAS (9)	France
SCI La Saussaie (9)	France
Forges Gorce SAS(12)	France
Faucheux SAS (9)	France
Rousseau Holdings, SAS (9)	France
Schulte Industries Ltd. (10)	New Brunswick

(1) 100% owned by Alamo Group Inc.
(2) 100% owned by Alamo Group (USA) Inc.
(3) 100% owned by Herschel-Adams Inc.
(4) 100% owned by Schwarze Industries, Inc.
(5) 1% General Partner – Alamo Group Holdings, LLC & 99% Limited Partner – ALG Holdings, LLC
(6) 1% General Partner – Alamo Group Holdings, LLC & 99% Limited Partner – ALG Personnel Management, LLC
(7) 100% owned by Alamo Group Europe Limited
(8) 100% owned by Alamo Manufacturing Services (UK) Limited
(9) 100% owned by Alamo Group (FR) SAS
(10) 100% owned by Alamo Group (Canada) Inc.
(11) 100 % owned by Alamo Sales Corp.
(12) 100% owned by SMA SAS

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-91804) pertaining to the Alamo Group Inc. 1994 Incentive Stock Option Plan, the Registration Statement (Form S-8 No. 333-88454) pertaining to the First Amended and Restated 1999 Non-Qualified Stock Option Plan, the Registration Statement (Form S-8 No. 333-143216) pertaining to the Alamo Group Inc. 2005 Incentive Stock Option Plan and the Shelf Registration Statement (Form S-3 No. 333-136089) of Alamo Group Inc. and related prospectus of our reports dated March 7, 2008, with respect to the consolidated financial statements of Alamo Group Inc. and the effectiveness of internal control over financial reporting of Alamo Group Inc., included in the Annual Report (Form 10-K) for the year ended December 31, 2007.

Ernst & Young LLP.
San Antonio, Texas
March 7, 2008

Exhibit 31.1

I, Ronald A. Robinson, President and Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Alamo Group Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

    a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 7, 2008

/s/ Ronald A. Robinson
Ronald A. Robinson
President & Chief Executive Officer

Exhibit 31.2

I, Dan Malone, Executive Vice President, Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Alamo Group Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 7, 2008

/s/ Dan Malone
Executive Vice President, Chief Financial Officer
(Principal Financial Officer)

Exhibit 31.3

I, Richard J. Wehrle, Vice President, Controller (Principal Accounting Officer), certify that:

1. I have reviewed this annual report on Form 10-K of Alamo Group Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 7, 2008

/s/ Richard J. Wehrle
Vice President, Controller
(Principal Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alamo Group Inc. (the "Company") on Form 10-K for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ronald A. Robinson, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Form 10-K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and
2. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 7, 2008

/s/ Ronald A. Robinson
Ronald A. Robinson
President & Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alamo Group Inc. (the "Company") on Form 10-K for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Dan Malone, Vice President, Controller (Principal Accounting Officer) of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Form 10-K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and
2. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 7, 2008

/s/ Dan Malone
Executive Vice President, CFO
(Chief Financial Officer)

Exhibit 32.3

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Alamo Group Inc. (the "Company") on Form 10-K for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard J. Wehrle, Vice President, Controller (Principal Accounting Officer) of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Form 10-K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and
2. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 7, 2008

/s/ Richard J. Wehrle
Vice President, Controller
(Principal Accounting Officer)

ALAMO GROUP INC.

BOARD OF DIRECTORS

DONALD J. DOUGLASS
Chairman of the Board
Director since 1969

JERRY E. GOLDRESS (1) (2) (3)
Chairman of the Board and
Chief Executive Officer of Grisanti, Galef and Goldress
Director since 2000

DAVID W. GRZELAK (1) (2) (3)
Chairman and Chief Executive Officer
Komatsu America Corp.
Director since 2006

GARY L. MARTIN (1) (3)
President and Chief Executive Officer
Capital Southwest Corporation
Director since 2007

DAVID H. MORRIS (2) (3)
Retired
Director since 1996

RONALD A. ROBINSON
Chief Executive Officer and President
Director since 1999

JAMES B. SKAGGS (1) (2)
Retired
Director since 1996

(1) Member of Compensation Committee
(2) Member of Audit Committee
(3) Member of Nominating/Corporate Governance Committee

OFFICERS

RONALD A. ROBINSON
Chief Executive Officer and President

DAN E. MALONE
Executive Vice President and Chief Financial Officer

ROBERT H. GEORGE
Vice President, Secretary and Treasurer

RICHARD J. WEHRLE
Vice President, Corporate Controller

DONALD C. DUNCAN
Vice President, General Counsel

GEOFFREY DAVIES
Vice President, Alamo Group Inc.,
Managing Director, Alamo Group Europe Limited

IAN BURDEN
Executive Vice President, Alamo Group (USA) Inc.,
North American Industrial Division

RICHARD D. PUMMELL
Executive Vice President, Alamo Group (USA) Inc.,
North American Agricultural Division

CORPORATE OFFICE
Alamo Group Inc.
1627 East Walnut
Seguin, Texas 78155
(830) 379-1480
(830) 372-9683 (Fax)
www.alamo-group.com

STOCK SYMBOL: ALG
Stock traded on NYSE
CUSIP Number: 011311107

INVESTOR RELATIONS CONTACTS
Eric Boyriven
FD
(212) 850-5600
(212) 850-5797 (Fax)
eboyriven@fd.com

Robert H. George
Alamo Group Inc.
(830) 372-9621
(830) 372-9683 (Fax)
bgeorge@alamo-group.com

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
(800) 937-5449
www.amstock.com

ANNUAL STOCKHOLDERS' MEETING
Date: May 7, 2008, 9:00 am local time
Westin Riverwalk Hotel
420 West Market Street
San Antonio, Texas 78205

INDEPENDENT AUDITORS
Ernst & Young LLP
P.O. Box 2938
1900 Frost Bank Tower
100 West Houston Street
San Antonio, Texas 78205

COUNSEL
Oppenheimer, Blend, Harrison & Tate
711 Navarro, Suite 600
San Antonio, Texas 78205

ALAMO
GROUP

ALAMO GROUP INC.
1627 East Walnut Street
Seguin, Texas 78155

Dear Fellow Stockholders:

You are cordially invited to attend the 2008 Annual Meeting of Stockholders of Alamo Group Inc., to be held on Wednesday, May 7, 2008, at 9:00 a.m. local time, at the Westin Riverwalk Hotel, 420 West Market Street, San Antonio, Texas. We hope that you will be able to attend the meeting. Matters on which action will be taken at the meeting are explained in detail in the notice of meeting and proxy statement accompanying this letter.

In addition to the specific matters to be acted upon, there will be a report on the progress of the Company and an opportunity for questions of general interest to the stockholders.

Whether or not you expect to be present and regardless of the number of shares you own, please mark, sign and mail the enclosed proxy in the envelope provided as soon as possible. Stockholders may also vote through the Internet or by telephone. If you attend the meeting, you may revoke your proxy and vote in person.

Thank you for your support. We hope to see you at the meeting.

Douglass

Donald J. Douglass
Chairman of the Board of Directors
March 20, 2008

ALAMO GROUP INC.

1627 East Walnut Street
Seguin, Texas 78155

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 7, 2008

To the Stockholders of
Alamo Group Inc.

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Alamo Group Inc. (the "Company") will be held at the Westin Riverwalk Hotel, 420 West Market Street, San Antonio, Texas, on Wednesday, May 7, 2008, at 9:00 a.m. local time, for the following purposes:

(1) To elect seven (7) directors to the Board of Directors to serve until the next Annual Meeting of Stockholders or until their successors are elected and qualified;

(2) To ratify the Audit Committee's appointment of Ernst & Young LLP as the Company's independent auditors for the 2008 fiscal year;

(3) To transact such other business as may properly come before the meeting or any adjournment thereof.

In accordance with the By-Laws of the Company, the Board of Directors fixed the record date for the meeting on March 14, 2008. Only stockholders of record at the close of business on that date will be entitled to vote at the meeting or any adjournment thereof.

Stockholders who do not expect to attend the meeting in person are urged to sign the enclosed proxy and return it promptly. A return envelope is enclosed for that purpose. Stockholders may also vote through the Internet or by telephone. Instructions are included on the proxy card.

A complete list of stockholders entitled to vote at the meeting, showing the address of each stockholder and the number of shares registered in the name of each stockholder, shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of twelve days commencing April 21, 2008, at the offices of the Company's Counsel which is Oppenheimer, Blend, Harrison and Tate, Inc. located at 711 Navarro, Suite 600, San Antonio, Texas 78205-1796.

By Order of the Board of Directors

Robert H. George
Secretary

Dated: March 20, 2008

ALAMO GROUP INC.
1627 East Walnut Street
Seguin, Texas 78155

PROXY STATEMENT

The accompanying Proxy is solicited by the Board of Directors of Alamo Group Inc., a Delaware corporation (the "Company", "we", "our" and "us"), to be voted at the 2008 Annual Meeting of Stockholders to be held on May 7, 2008, and at any adjournments thereof. The meeting will be held at 9:00 a.m. local time, at the Westin Riverwalk Hotel, 420 West Market Street, San Antonio, Texas. This Proxy Statement and the accompanying Proxy are being mailed to Stockholders on or about March 31, 2008. The Annual Report of the Company for fiscal 2007, including audited financial statements for the fiscal year ended December 31, 2007, and a proxy card are enclosed.

VOTING AND PROXIES

Only holders of record of Common Stock of the Company at the close of business on March 14, 2008 (the "Record Date"), shall be entitled to vote at the meeting. There were 20,000,000 authorized shares of Common Stock, par value $.10 per share ("Common Stock"), of the Company and 9,796,829 shares of Common Stock outstanding on the Record Date. Each share of Common Stock is entitled to one vote. Any Stockholder giving a proxy has the power to revoke same at any time prior to its use by giving notice in person or in writing to the Secretary of the Company.

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Common Stock is necessary to constitute a quorum at the 2008 Annual Meeting of Stockholders and any adjournment thereof.

A plurality of the votes cast at the Annual Meeting is required for the election of each individual nominated by the Board of Directors. The ratification of Ernst & Young LLP's appointment as the Company's independent auditor requires the affirmative vote of a majority of the votes cast by the Stockholders represented at the annual meeting and entitled to vote thereon.

Votes cast by proxy or in person at the Annual Meeting will be tabulated by the inspectors of election appointed by the Company for the meeting. The inspectors of election will treat abstentions and broker non-votes as shares that are present for purposes of determining the presence of a quorum. Abstentions may be specified on all proposals except the election of directors. Abstentions are present and entitled to vote for purposes of determining the approval of any matter submitted to the Stockholders for a vote and will thus have the same effect as a negative vote on the proposal to ratify the appointment of Ernst & Young. If a broker indicates on a proxy that it does not have the discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered present and entitled to vote with respect to that matter.

THE NOMINATING/CORPORATE GOVERNANCE COMMITTEE

In January 2007, the Nominating/Corporate Governance Committee consisted of Messrs. Goldress (Chairman), Douglass, Morris and Thomas and in May 2007, Messrs. Goldress (Chairman), Grzelak, Martin and Morris were appointed as the new members of the Committee. During 2007, the Committee held three meetings and all members were present. The Committee has the following responsibilities, among other things, to:

- Evaluate director candidates and has sole authority to retain a search firm, approve its fees and scope of service
- Recommend to the Board of Directors nominees for Board election by the stockholders based upon their qualifications, knowledge, skills, expertise, experience and diversity
- Review Board composition to reflect the appropriate balance of knowledge, skills, expertise, experience and diversity
- Review size of the Board and meeting frequency
- Recommend to the Board standing committees
- Review, at least annually, the Code of Business Conduct & Ethics
- Oversee and establish procedures for the annual evaluation of the Board and management

The Board of Directors has determined that the members of the Committee are independent under the Company's Corporate Governance Guidelines and NYSE listing requirements. The Committee's Charter and Corporate Governance Guidelines are reviewed annually and may be viewed on the Company's website (www.alamo-group.com) under the "Our Commitment" tab.

The Nominating/Corporate Governance Committee will consider director candidates recommended by stockholders. The Committee's Policy Regarding Director Candidates Recommended by Stockholders, the Corporate Governance Guidelines (including our standards of director independence) and Code of Conduct and Ethics are on our website (www.alamo-group.com) under "Our Commitment" tab and are available to any stockholder who requests them by writing to Corporate Secretary, Alamo Group Inc., 1627 East Walnut Street, Seguin, Texas 78155.

Any stockholder of the Company who complies with the notice procedures set forth below and is a stockholder of record at the time such notice is delivered to the Company may make a director recommendation for consideration by the Nominating/Corporate Governance Committee. A stockholder may make recommendations at any time, but recommendations for consideration as nominees at the annual meeting of stockholders must be received not less than 120 days before the first anniversary of the date of the proxy statement released to stockholders in connection with the previous year's annual meeting. Therefore, to submit a candidate for consideration for nomination at the 2008 annual meeting of stockholders, a stockholder must have submitted the recommendation, in writing, by December 1, 2007. The written notice must demonstrate that it is being submitted by a stockholder of the Company and include information about each proposed director candidate, including name, age, business address, principal occupation, principal qualifications and other relevant biographical information. In addition, the stockholder must provide confirmation of each candidate's consent to serve as a director. A stockholder must send recommendations to the Nominating/Corporate Governance Committee, Alamo Group Inc., 1627 East Walnut Street, Seguin, Texas 78155.

The Nominating/Corporate Governance Committee identifies, evaluates and recommends director candidates to the Board of Directors. In identifying and recommending nominees for positions on the Board of Directors, the Nominating/Corporate Governance Committee places primary emphasis on (i) judgment, character, expertise, skills and knowledge useful to the oversight of our business; (ii) diversity of viewpoints, backgrounds, experiences and other demographics; (iii) business or other relevant experience; and (iv) the extent to which the interplay of the nominee's expertise, skills, knowledge and experience with that of other members of the Board will build a board that is active, collegial and responsive to the needs of the Company.

Upon identifying a director candidate, the Committee initially determines the need for additional or replacement Board members and evaluates all the director candidates under the criteria described above, based on the information the Committee receives with the recommendation or otherwise possesses, which may be supplemented by certain inquiries. If the Committee determines, in consultation with other Board members

ALAMO GROUP INC.
1627 East Walnut Street
Seguin, Texas 78155

PROXY STATEMENT

The accompanying Proxy is solicited by the Board of Directors of Alamo Group Inc., a Delaware corporation (the "Company", "we", "our" and "us"), to be voted at the 2008 Annual Meeting of Stockholders to be held on May 7, 2008, and at any adjournments thereof. The meeting will be held at 9:00 a.m. local time, at the Westin Riverwalk Hotel, 420 West Market Street, San Antonio, Texas. This Proxy Statement and the accompanying Proxy are being mailed to Stockholders on or about March 31, 2008. The Annual Report of the Company for fiscal 2007, including audited financial statements for the fiscal year ended December 31, 2007, and a proxy card are enclosed.

VOTING AND PROXIES

Only holders of record of Common Stock of the Company at the close of business on March 14, 2008 (the "Record Date"), shall be entitled to vote at the meeting. There were 20,000,000 authorized shares of Common Stock, par value $.10 per share ("Common Stock"), of the Company and 9,796,829 shares of Common Stock outstanding on the Record Date. Each share of Common Stock is entitled to one vote. Any Stockholder giving a proxy has the power to revoke same at any time prior to its use by giving notice in person or in writing to the Secretary of the Company.

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Common Stock is necessary to constitute a quorum at the 2008 Annual Meeting of Stockholders and any adjournment thereof.

A plurality of the votes cast at the Annual Meeting is required for the election of each individual nominated by the Board of Directors. The ratification of Ernst & Young LLP's appointment as the Company's independent auditor requires the affirmative vote of a majority of the votes cast by the Stockholders represented at the annual meeting and entitled to vote thereon.

Votes cast by proxy or in person at the Annual Meeting will be tabulated by the inspectors of election appointed by the Company for the meeting. The inspectors of election will treat abstentions and broker non-votes as shares that are present for purposes of determining the presence of a quorum. Abstentions may be specified on all proposals except the election of directors. Abstentions are present and entitled to vote for purposes of determining the approval of any matter submitted to the Stockholders for a vote and will thus have the same effect as a negative vote on the proposal to ratify the appointment of Ernst & Young. If a broker indicates on a proxy that it does not have the discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered present and entitled to vote with respect to that matter.

BENEFICIAL OWNERSHIP OF COMMON STOCK

Listed in the following table are the only beneficial owners that the Company is aware of as of February 28, 2008, of more than five percent of the Company's outstanding Common Stock. In addition, this table includes the outstanding voting securities beneficially owned by its directors, its executive officers that are listed in the Summary Compensation Table and by its directors and executive officers as a group as of February 28, 2008. Unless indicated otherwise below, the address of each person named on the table below is: c/o Alamo Group Inc., 1627 East Walnut Street, Seguin, Texas 78155.

Beneficial Owner of Common Stock	Amount and Nature of Beneficial Ownership[(1)]	Percent of Class[(2)]
Capital Southwest Venture Corporation 12900 Preston Road, Suite 700 Dallas, TX 75230	2,830,300 [(3)]	28.89%
Third Avenue Management LLC Formerly EQSF Advisors, Inc. 622 Third Avenue, 32nd Floor New York, NY 10017	2,578,615 [(4)]	26.32%
Dimensional Fund Advisors LP 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	819,146 [(5)]	8.36%
Met Investors Advisory, LLC 5 Park Plaza, Suite 1900 Irvine, CA 92614	562,013 [(6)]	5.74%
Tradewinds Global Investors, LLC 2049 Century Park East, 20th Floor Los Angeles, CA 90067	514,444 [(7)]	5.25%
Donald J. Douglass	334,925 [(8)]	3.4%
Ronald A. Robinson	320,000 [(9)]	3.3%
Jerry E. Goldress	29,000	*
James B. Skaggs	16,100	*
David H. Morris	12,018 [(10)]	*
David W. Grzelak	500 [(10)]	*
Gary L. Martin	2,830,300 [(3)]	*
Dan E. Malone	5,000 [(9)]	*
Robert H. George	15,750 [(9)]	*
Richard J. Wehrle	12,540 [(9)]	*
Geoffrey Davies	21,550 [(9)]	*
Donald C. Duncan	9,200 [(9)]	*
All Directors and Executive Officers as a Group (12 Persons)	3,606,883 [(8)(9)(10)]	36.82%

* Less than 1% of class

(1) In each case the beneficial owner has sole voting and investment power, except as otherwise provided herein.

(2) The calculation of percent of class is based on the number of shares of Common Stock outstanding as of February 28, 2008, being 9,796,829 shares.

(3) Includes shares owned by Capital Southwest Corporation ("Capital Southwest") (170,300 shares), the parent corporation of Capital Southwest Venture Corporation (2,660,000 shares). Mr. Martin, a director of the Company, serves as President and CEO of both Capital Southwest Venture Corporation and Capital Southwest Corporation. Mr. Martin has share voting and investment power with respect to the shares of Common Stock owned by Capital Southwest Venture Corporation and Capital Southwest Corporation. Mr. Martin personally disclaims beneficial ownership of these shares.

(4) Based on a Schedule 13G dated February 14, 2008, by which Third Avenue Management LLC ("TAM") reported that as of December 31, 2007, it or any of TAM's small cap funds had shared voting power over none of such shares, had sole voting power over 1,893,284 such shares, and had sole dispositive power over 2,578,615 of such shares. TAM has beneficial ownership in 2,578,615 shares as of December 31, 2007.

(5) Based on Schedule 13G dated February 6, 2008, by which Dimensional Fund Advisors Inc. reported that as of December 31, 2007, it had shared voting power over none of such shares, had sole voting power over 819,146 shares and had sole dispositive power of 819,146 shares. Dimensional Fund Advisor Inc. has beneficial ownership in 819,146 shares as of December 31, 2007.

(6) Based on Schedule 13G dated February 14, as amended on February 21, 2008, by which Met Investors Advisory, LLC ("MIA") reported that as of December 31, 2007, it had shared voting power over 562,013 shares, had sole voting power over none of the shares and shared dispositive power over 562,013 shares. MIA has beneficial ownership in 562,013 shares as of December 31, 2007. The 562,013 shares held by MIA are also included in the shares held by TAM above.

(7) Based on Schedule 13G dated February 14, 2008, by which Tradewinds Global Investors LLC ("TGI") reported that as of December 31, 2007, it had shared voting power over none of the shares, had sole voting power over 446,970 shares and sole dispositive power over 514,444 shares. TGI has beneficial ownership in 514,444 shares as of December 31, 2007.

(8) Includes 59,194 shares owned by The Douglass Foundation, a non-profit organization of which Helen D. Douglass, Mr. Douglass' wife, is the President; 16,951 shares in the Douglass Charitable Lead Unitrust of 2000 of which Mrs. Douglass is trustee; and 43,100 shares owned by Helen D. Douglass. Various members of Mr. Douglass' family hold shares of stock of the Company which are not included in this table and Mr. Douglass disclaims beneficial ownership of those shares.

(9) Includes shares available for exercise under various stock options as follows: for Mr. Robinson 275,000 shares; for Mr. Malone 5,000; for Mr. George 11,350 shares; for Mr. Wehrle 11,350 shares; for Mr. Davies 20,350 shares; and for Mr. Duncan 6,400 shares.

(10) Includes shares available for exercise under a non-qualified stock options as follows: for Mr. Morris 7,500 shares and for Mr. Grzelak 500 shares.

PROPOSAL 1 - ELECTION OF DIRECTORS

The By-Laws of the Company provide that the number of directors which shall constitute the whole Board of Directors shall be fixed and determined from time to time by resolution adopted by the Board of Directors. Currently, the size of the Board of Directors has been fixed at seven (7) directors. Each director elected at the annual meeting will serve until the next annual meeting of Stockholders or until a successor is elected and qualified. Unless otherwise instructed, shares represented by properly executed proxies in the accompanying form will be voted for the individuals nominated by the Board of Directors set forth below. Although the Board of Directors anticipates that the listed nominees will be able to serve, if at the time of the meeting any such nominee is unable or unwilling to serve, such shares may be voted at the discretion of the proxy holders for a substitute nominee. The Nominating/Corporate Governance Committee of the Board of Directors recommended the following individuals to the Board of Directors and the Board of Directors nominated them. Certain information concerning such nominees, including all positions with the Company and principal occupations during the last five years, is set forth below.

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

Donald J. Douglass, age 76, founded the Company in 1969 and has served as Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Douglass resigned his position as Chief Executive Officer on July 7, 1999 and retired from his position as an employee of the Company on December 31, 1999 but continues to serve as a director and Chairman of the Board of the Company.

Ronald A. Robinson, age 55, has been President, Chief Executive Officer and a director of the Company since 1999. Mr. Robinson previously was President of Svedala Industries, Inc., the U.S. subsidiary of Svedala Industries AB of Malmo, Sweden, a leading manufacturer of equipment and systems for the worldwide construction, mineral processing and materials handling industries. Mr. Robinson joined Svedala in 1992 when it acquired Denver Equipment Company of which he was Chairman and Chief Executive Officer.

Jerry E. Goldress, age 77, has been a director of the Company since 2000 and is Chairman and Chief Executive Officer of Grisanti, Galef & Goldress, Inc. ("GGG"), a turnaround management consulting firm. Mr. Goldress has been with GGG since 1973 and has been its Chairman and Chief Executive Officer since 1981. In his consulting capacity, he has been President of more than one hundred manufacturing, distribution and retail organizations.

David W. Grzelak, age 57, has been a director of the Company since August 2006 and has been Chairman and Chief Executive Officer of Komatsu America Corporation since April 2002. He has full profit and loss responsibilities for U.S. Komatsu Operations relating to the construction, utility and mining industries. Komatsu America Corporation manufactures and markets Komatsu, Dressta and Galion lines of hydraulic excavators, wheel loaders, crawler dozers, off-highway trucks and motor graders.

Gary L. Martin, age 61, has been a director of the Company since May 2007. In 2007, Mr. Martin was elected President and CEO of Capital Southwest Corporation, where he served as Vice President since 1992, a publicly owned venture capital investment company located in Dallas, Texas, and has been a Director of Capital Southwest Corporation since 1988. From 1979 through April 2007 Mr. Martin was Chief Executive Officer and President of The Whitmore Manufacturing Company which is a specialty manufacturer of lubricants and coatings for industrial applications. Capital Southwest Corporation directly or indirectly owns 100% of Whitmore Manufacturing Company.

David H. Morris, age 66, has been a director of the Company since 1996. Mr. Morris retired as President and Chief Operating Officer of The Toro Company in November 1995. He had served in that capacity since December 1988. Mr. Morris was first employed by The Toro Company in February 1979 and served in various executive positions with The Toro Company and its subsidiaries.

James B. Skaggs, age 70, has been a director of the Company since 1996 and retired as Chairman of the Board, Chief Executive Officer and President of Tracor, Inc. in June 1998. Tracor provided technology products and services to governmental and commercial customers worldwide in the areas of information systems, aerospace, defense and systems engineering. Mr. Skaggs was Tracor's Chief Executive Officer, President and a Director since November 1990 and its Chairman of the Board since December 1993.

The following table shows the current membership of each committee and the number of meetings held by each committee during 2007:

	Compensation Committee	Audit Committee	Nominating/ Corp Gov
Donald Douglass			
Jerry Goldress	X	X	Chair
David Grzelak	X	X	X
Gary Martin	X		X
David Morris		Chair	X
Ronald Robinson			
James Skaggs	Chair	X	
Fiscal 2007 Meetings	2	5	3

INFORMATION CONCERNING DIRECTORS

None of the nominees for director or the executive officers of the Company has a family relationship with any of the other executive officers or other nominees for director. Except for Messrs. Goldress and Martin, none of the directors or nominees is a director of any other company which has a class of securities registered under, or is required to file reports under, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or of any company registered under the Investment Company Act of 1940. Mr. Martin is a director of Capital Southwest Corporation. Mr. Goldress is a director of Rockford Corporation and he serves on its audit committee and compensation committees.

Non-management directors may meet in executive session, without the Chief Executive Officer, at any time, and there are regularly scheduled non-management executive sessions at each meeting of the Board of

Directors and Committees thereof. The Chairman of the Board and the Chair of each Committee preside over their respective executive sessions.

In determining independence, each year the Board affirmatively determines whether each director has no "material relationship" with the Company other than as a director. When assessing the "materiality" of a director's relationship with the Company, the Board considers all relevant facts and circumstances, not merely from the director's standpoint, but from that of the persons or organizations with which the director has an affiliation, and the frequency or regularity of the services, whether the services are being carried out at arm's length in the ordinary course of business and whether the services are being provided substantially on the same terms to the Company as those prevailing at the time from unrelated parties for comparable transactions.

The Board of Directors has determined that all of the current directors except Mr. Robinson, President and CEO, have no material relationship with the Company or its auditors and are independent within the meaning of the New York Stock Exchange ("NYSE") listing standards on director independence requirements and the standard of director independence established under on our Corporate Governance Guidelines covered above and which are available at (www.alamo-group.com) under the "Our Commitment" tab. However, the Board of Directors has determined that Mr. Martin, President and CEO of Capital Southwest Corporation, cannot chair or be a voting member of the Audit Committee because, in his capacity at Capital Southwest Corporation, he has the authority to vote more than 20% of the Company's outstanding shares. Mr. Douglass, who retired in 1999 as Chief Executive Officer of the Company, receives a supplemental retirement benefit, has been determined by the Board as independent since 2004.

If you and other interested parties wish to communicate with the Board of Directors of the Company, you may send correspondence to the Corporate Secretary, Alamo Group Inc., 1627 East Walnut Street, Seguin,Texas 78155. The Secretary will submit your correspondence to the Board of Directors or the appropriate committee or Board member, as applicable. The Board's Policy regarding shareholder communication with the Board of Directors is available at (www.alamo-group.com) under the "Our Commitment" tab.

Stockholders and other interested parties may communicate directly with non-management directors of the Board by sending your correspondence to the Chairman of the Board, Alamo Group Inc., 1627 East Walnut Street, Seguin, Texas 78155.

The Board has delegated some of its authority to three committees of the Board of Directors. These are the Audit Committee, Nominating/Corporate Governance Committee and Compensation Committee. All three committees have published Charters on the Company's website (www.alamo-group.com) under the "Our Commitment" tab.

*Vote required. A plurality of the votes cast at the Annual Meeting is required for the election of each individual nominated by the Board of Directors. All proxies will be voted "**FOR**" these nominees unless a contrary choice is indicated.*

THE BOARD OF DIRECTORS HAS APPROVED THE SLATE OF DIRECTORS AND RECOMMENDS A VOTE "FOR" THE ELECTION OF ALL SEVEN NOMINEES, WHICH IS DESIGNATED AS PROPOSAL NO. 1 ON THE ENCLOSED PROXY.

MEETINGS AND COMMITTEES OF THE BOARD

During the fiscal year ended December 31, 2007, the Board of Directors held five meetings. All members of the Board attended all five meetings. Each director attended at least 75% or more of the total number of meetings of the Board and committees on which the director served during 2007. It is a policy of the Board that all directors attend the Annual Stockholders' Meeting. All of our directors attended the Annual Stockholders' Meeting in May 2007.

THE AUDIT COMMITTEE

In January of 2007, the Audit Committee of the Board of Directors consisted of Messrs. Morris (Chairman), Goldress, Grzelak and Skaggs, and they were reappointed in May 2007. The Committee met five times during fiscal 2007. All Committee members were present at the meetings with the exception of Mr. Goldress who missed one meeting due to illness. The duties and responsibilities of the Committee include, among other things:

- Appoint, approve compensation and oversee the work of the independent auditor
- Review at least annually a report by the independent auditor describing the firm's internal control procedures and any material issues raised by the most recent internal control review
- Pre-approve all audit services and associated fees by the independent auditors
- Pre-approve all permissible non-audit services to be provided by the independent auditor
- Review the independence of the independent auditor
- Review scope of audit and resolve any difficulties or disagreements with management encountered during the audit or any interim periods
- Review and discuss with management and the independent auditor the annual audit and quarterly financial statements of the Company
- Recommend to the Board whether the financial statements should be included in the Annual Report Form 10-K as reviewed
- Review adequacy of Company's internal controls
- Review adequacy of Company's disclosure controls
- Approve scope of internal auditor's audit plan
- Review policies and procedures with respect to earnings press releases, financial information and guidance presented to analysts
- Review financial risk management procedures
- Oversee Company's compliance system with respect to legal and regulatory compliance and Code of Business Conduct and Ethics
- Establish and maintain procedures for handling complaints regarding accounting, internal controls and ethics, including a way to report anonymously

The Audit Committee reports to the Board on its activities and findings.

The Board of Directors has determined that under current NYSE listing standards all members of the Committee are financially literate, are "audit committee financial experts," and are independent under the Company's Corporate Governance Guidelines and NYSE listing requirements, and that each has accounting or related financial management expertise as required by the NYSE listing standards. The Committee's Charter and Corporate Governance Guidelines, which have been approved by the Board of Directors, are reviewed annually and may be viewed on the Company's website (www.alamo-group.com) under the "Our Commitment" tab.

REPORT OF THE AUDIT COMMITTEE

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the Securities and Exchange Commission (the "SEC") or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that Alamo Group Inc. specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act.

The Audit Committee is comprised of four independent members of the Company's Board of Directors. Each member of the Audit Committee is independent under applicable law and NYSE listing requirements. The duties and responsibilities of the Audit Committee are set forth in the Audit Committee Charter, which the Board of Directors adopted on May 1, 2000 and reviews on an annual basis.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal control over financial reporting. In fulfilling its oversight responsibilities in fiscal 2007, the Committee reviewed and discussed the quarterly Form 10-Q's and the audited financial statements included in the Annual Report on Form 10-K with management, including quality, not just the acceptability, of the accounting principles, the reasonableness of significant adjustments, and the clarity of disclosures in the financial statements.

The Committee reviewed with management and with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed by the independent auditors with the Committee under generally accepted auditing standards (including Statement on Auditing Standards No. 61). In addition, the Committee has discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board (including Independence Standards Board Standard No. 1), and considered the compatibility of non-audit services with the auditors' independence.

The Committee discussed with the independent auditors the overall scope and plans for their audit. They also discussed with management the overall scope and plans for the Company's assessment of internal control. The Committee meets with the independent auditors and the internal auditor, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Committee held five meetings during fiscal year 2007. All members were present at the meetings with the exception of Mr. Goldress who missed one meeting due to illness.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board approved) that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2007, for filing with the SEC. The Audit Committee has also recommended, subject to stockholder ratification, the appointment of Ernst & Young LLP as the Company's independent auditors for the fiscal year 2008. Audit, audit-related and any permitted non-audit services provided to the Company by Ernst & Young LLP are subject to pre-approval by the Audit Committee.

AUDIT COMMITTEE

David H. Morris, Chairman
Jerry E. Goldress, Member
David W. Grzelak, Member
James B. Skaggs, Member

THE NOMINATING/CORPORATE GOVERNANCE COMMITTEE

In January 2007, the Nominating/Corporate Governance Committee consisted of Messrs. Goldress (Chairman), Douglass, Morris and Thomas and in May 2007, Messrs. Goldress (Chairman), Grzelak, Martin and Morris were appointed as the new members of the Committee. During 2007, the Committee held three meetings and all members were present. The Committee has the following responsibilities, among other things, to:

- Evaluate director candidates and has sole authority to retain a search firm, approve its fees and scope of service
- Recommend to the Board of Directors nominees for Board election by the stockholders based upon their qualifications, knowledge, skills, expertise, experience and diversity
- Review Board composition to reflect the appropriate balance of knowledge, skills, expertise, experience and diversity
- Review size of the Board and meeting frequency
- Recommend to the Board standing committees
- Review, at least annually, the Code of Business Conduct & Ethics
- Oversee and establish procedures for the annual evaluation of the Board and management

The Board of Directors has determined that the members of the Committee are independent under the Company's Corporate Governance Guidelines and NYSE listing requirements. The Committee's Charter and Corporate Governance Guidelines are reviewed annually and may be viewed on the Company's website (www.alamo-group.com) under the "Our Commitment" tab.

The Nominating/Corporate Governance Committee will consider director candidates recommended by stockholders. The Committee's Policy Regarding Director Candidates Recommended by Stockholders, the Corporate Governance Guidelines (including our standards of director independence) and Code of Conduct and Ethics are on our website (www.alamo-group.com) under "Our Commitment" tab and are available to any stockholder who requests them by writing to Corporate Secretary, Alamo Group Inc., 1627 East Walnut Street, Seguin, Texas 78155.

Any stockholder of the Company who complies with the notice procedures set forth below and is a stockholder of record at the time such notice is delivered to the Company may make a director recommendation for consideration by the Nominating/Corporate Governance Committee. A stockholder may make recommendations at any time, but recommendations for consideration as nominees at the annual meeting of stockholders must be received not less than 120 days before the first anniversary of the date of the proxy statement released to stockholders in connection with the previous year's annual meeting. Therefore, to submit a candidate for consideration for nomination at the 2008 annual meeting of stockholders, a stockholder must have submitted the recommendation, in writing, by December 1, 2007. The written notice must demonstrate that it is being submitted by a stockholder of the Company and include information about each proposed director candidate, including name, age, business address, principal occupation, principal qualifications and other relevant biographical information. In addition, the stockholder must provide confirmation of each candidate's consent to serve as a director. A stockholder must send recommendations to the Nominating/Corporate Governance Committee, Alamo Group Inc., 1627 East Walnut Street, Seguin, Texas 78155.

The Nominating/Corporate Governance Committee identifies, evaluates and recommends director candidates to the Board of Directors. In identifying and recommending nominees for positions on the Board of Directors, the Nominating/Corporate Governance Committee places primary emphasis on (i) judgment, character, expertise, skills and knowledge useful to the oversight of our business; (ii) diversity of viewpoints, backgrounds, experiences and other demographics; (iii) business or other relevant experience; and (iv) the extent to which the interplay of the nominee's expertise, skills, knowledge and experience with that of other members of the Board will build a board that is active, collegial and responsive to the needs of the Company.

Upon identifying a director candidate, the Committee initially determines the need for additional or replacement Board members and evaluates all the director candidates under the criteria described above, based on the information the Committee receives with the recommendation or otherwise possesses, which may be supplemented by certain inquiries. If the Committee determines, in consultation with other Board members including the Chairman, that a more comprehensive evaluation is warranted, the Committee may then obtain additional information about the director candidate's background and experience, including by means of interviews. The Committee will then evaluate the director candidate further, again using the evaluation criteria described above. The Committee receives input on such director candidates from other directors, including the Chairman, and recommends director candidates to the full Board of Directors for nomination. The Committee may engage a third party to assist in the search for director candidates or to assist in gathering information regarding a director candidate's background and experience. If the Committee engages a third party, the Committee approves the fee that the Company pays for these services.

THE COMPENSATION COMMITTEE

In January 2007 the Compensation Committee of the Board of Directors consisted of Messrs. Thomas (Chairman), Goldress, Morris and Skaggs, and in May of 2007, Messrs. Skaggs (Chairman), Goldress, Grzelak and Martin were appointed as the new Compensation Committee members. The Committee met two times during fiscal 2007. All Committee members were present at the meetings. The duties and responsibilities of the Committee include, among other things, to:

- Review and approve, at least annually, the goals and objectives and the structure of the Company's plans for executive compensation, incentive compensation, equity-based compensation, and employee benefit plans, and make recommendations to the Board
- Evaluate annual performance of the CEO in light of the goals of the Company's executive compensation plans, and recommend his or her compensation based on this evaluation
- In consultation with the CEO, review, evaluate and recommend to the Board the compensation of all executive officers and key managers
- Evaluate and recommend to the Board compensation of directors for Board and Committee service
- Review and recommend to the Board any severance agreement made with any executive officer
- Review and recommend to the Board the amount and terms of all individual stock options
- Review and recommend to the Board all equity-based compensation plans that are subject to stockholder approval
- Approve and issue the Compensation Discussion and Analysis required by the SEC for inclusion in the Company's proxy statement

The Compensation Committee has the authority to delegate its duties and responsibilities to subcommittees as it deems necessary and advisable. The role of our executive officers in determining compensation is discussed below under "Compensation Discussion and Analysis." The Compensation Committee has authority under its charter to retain, at the Company's expense, such consultants and other advisors as it deems necessary to assist it in the fulfillment of its duties. The Committee did not retain a compensation consultant in 2007.

The Board of Directors has determined that the members of the Committee are independent under the Company's Corporate Governance Guidelines and NYSE listing requirements. The Committee's Charter and Corporate Governance Guidelines are reviewed annually and may be viewed on the Company's website (www.alamo-group.com) under the "Our Commitment" tab.

COMPENSATION DISCUSSION AND ANALYSIS

This section provides information regarding the compensation program in place for the Company's principal executive officer, principal financial officer and the three most highly compensated executive officers other than the principal executive officer and principal financial officer ("Named Executive Officers" or "NEOs") for 2007. All NEOs are listed in the Summary Compensation Table. This section also includes information regarding, among other things, the overall objectives of the Company's compensation program and each element of compensation that we provide.

Objectives of Our Compensation Program

The Compensation Committee of the Board of Directors has responsibility for establishing, implementing, monitoring and approving the compensation program for NEOs. The Committee recommends proposed compensation program changes, salaries, annual cash incentive compensation amounts and incentive stock options for the NEOs to the Board of Directors for approval. The Committee acts pursuant to a charter that has been approved by the Board.

The compensation program for the NEOs is designed to attract, retain and reward talented executives who have the experience and ability to contribute materially to the Company's long-term success and thereby build value for its shareholders. The program is intended to provide competitive base salaries as well as short and long term incentives which align management and shareholder objectives and provide the opportunity for NEOs to participate in the success of the Company and its individual business units. The program's annual cash incentive and its longer term stock-based incentive compensation provide potential upside for exceeding financial targets with significant downside risk for missing performance targets. This balances retention with reward for delivering increased shareholder value and provides closely aligned objectives for Company management and shareholders.

Role of the CEO and Committee in Compensation Decisions

The Committee reviews and recommends all compensation for the CEO to the Board of Directors for its approval. The Committee reviews recommendations by the CEO for the compensation of other NEOs as well as other executive officers and designated key employees. The CEO annually reviews the performance of each NEO (other than the CEO, whose performance is reviewed by the Committee). The recommendations based on these reviews, including salary adjustments, annual cash incentive awards and stock options, are presented to the Committee. The Committee reviews these recommendations and can exercise its discretion in modifying and recommending adjustments or awards to executives. The final decisions are then recommended for approval by the Committee to the Board of Directors. Decisions regarding compensation for key managers are made by the CEO and other NEOs of the Company.

Components of Executive Compensation

For the fiscal year ended December 31, 2007, the principal components of compensation for NEOs were:

- Base salary
- Incentive Compensation Plan
- Stock Option Program
- Perquisites
- Other employee benefits

Base Salary

The Company provides NEOs and other key managers with competitive base salaries to compensate them appropriately for services rendered during the fiscal year. The Committee primarily considers the following for each of the NEOs as well as other executive officers and designated key employees:

- The Company's performance and individual contributions to that performance
- Experience in the position
- Periodic review of survey data on similar positions with comparable companies
- In selected cases, other relevant factors may be considered

Base salary levels were determined by the Committee in February 2007, most of which were effective May 1, 2007, and again in February 2008, generally to be effective May 1, 2008. Any review of promotions or other changes in job responsibilities are also typically considered during this timeframe.

The base salary level for Ronald A. Robinson, President and Chief Executive Officer was recommended by the Committee and approved by the Board of Directors in February 2007, effective May 1, 2007, at $400,000 per annum and was reset at $425,000 in February 2008 to be effective May 1, 2008. The base salary levels for all of our NEOs other executive officers and designated key employees were determined by the Committee based on those factors described in the preceding paragraphs in February 2007 and February 2008, effective May 1st of each year.

Incentive Compensation Plan

In 1999, the Committee adopted a revised version of the Alamo Group Incentive Compensation Plan ("ICP"). The ICP is a cash incentive plan which allows the Committee to reward of the Company's NEOs and key managers based upon three factors:

- The overall performance of the Company
- The performance of the segment of the Company or division and/or business unit in which the employee is expected to contribute
- The individual performance of the employee

In February of each year, the Committee reviews with the Company proposed changes, if any, to the ICP plan and then adopts the plan for the current year. The Committee, in its sole discretion, is entitled to interpret the plan. Bonuses under the plan are not deemed fully earned until paid.

ICP target incentive includes a 75% objective component and 25% subjective component. All incentives under the Plan are accrued and expensed monthly during each Plan Year and paid within 75 days after the end of the Plan Year.

For 2007, the objective component of the ICP was based on the relationship between Actual Earnings and Target Earnings for the Company or each division, subsidiary or unit. Target Earnings for the Company and its divisions, subsidiaries and units are approved at the beginning of each Plan Year by the Board of Directors based on management's proposed financial plan for the year considering anticipated market conditions and appropriate goals for earnings growth.

Generally, Target Earnings are the Company's or divisions', subsidiaries' or units' projected earnings before interest and taxes (EBIT) which include an appropriate accrual for the estimated payments under the ICP Plan. Actual Earnings are the actual earnings before interest and taxes (EBIT) calculated in a manner consistent with the Target Earnings and include adequate accruals to cover all estimated payments under the ICP Plan. Actual and/or Target Earnings for any given year are subject to revision by the Committee if the Committee deems it appropriate to adjust for the effect of items such as extraordinary additions to or reversals of reserves, acquisitions and divestitures, gains or losses from the sale of assets, and operating income and expenses of discontinued operations. The specific quantitative targets for the following performance priorities are not disclosed because we believe disclosure of this information would cause the Company competitive harm. These targets are based on our business plan for the fiscal year, and are intended to be challenging but achievable.

In 2007, while certain divisions of the Company achieved their intended target levels under the objective component of the ICP, the NEOs, with the exception of Mr. Davies, received no compensation for their objective component. In the last 3 years, under the ICP Plan, the NEOs, with the exception of Mr. Davies, received no compensation for their objective component of the plan, since other than Mr. Davies the NEOs' respective objective components were based upon Company-wide targets, which were not met.

Actual payments under the objective components of the 2007 ICP could range from 0% to 150% of target, on the basis of performance, from 75% (threshold) to 125% (maximum) of the Target Earnings established by the Committee as follows:

Performance Level % of Target Earnings	ICP Payment Level % of Target Payment	Percentage Change in ICP payment for each % of actual to budget
75% - 100%	0 to 100%	4%
100% - 125%	100 to 150%	2%

In each of the above brackets of Actual Earnings to Target Earnings, the Actual ICP Incentive Earned as a percentage of the Target Incentive is graduated by the Incremental ICP change to determine the Actual ICP Incentive Earned (rounded to the nearest dollar).

In February 2008, pursuant to the ICP, the Committee approved total incentive payments applicable to 2007 of $1,083,426 to participating employees. These payments were expensed in 2007 and paid in March 2008. Incentive payments expensed in 2006 and paid in March 2007 totaled $1,126,887. Included in these totals were ICP payments to Ronald A. Robinson, President and Chief Executive Officer, of $93,750 and $105,469, applicable to 2007 and 2006 respectively. Mr. Robinson also received a special bonus of $100,000 paid in 2006 related to the completion of the Gradall acquisition.

Awards made to the NEOs under the ICP for performance in 2007 are reflected in the "Bonus" column of the Summary Compensation Table on page 17.

For 2008 the Committee recommended, and the Board of Directors approved, a change in the criteria for the objective component of the plan. For participants other than corporate participants ("CEO, NEOs and other key managers") the criteria is as follows:

Objective Component	Criteria
50%	Actual EBIT vs. Target EBIT
25%	Actual inventory improvement vs. Plan
Subjective Component	
25%	Based on subjective criteria

For corporate participants, the criteria will be as follows:

Objective Component	Criteria
75%	Diluted earnings per share with zero payment at less than 90% of the prior year; target payment at 100 percent of identified target earnings and maximum incentive payment of 150% of target if identified maximum target earnings are met or exceeded
Subjective Component	
25%	Based on subjective criteria

The above reflects the general criteria for the CEO, NEOs and other key managers. Some of them and their direct reports may have exceptions to the above criteria based upon their job classifications and areas they can influence or specifically target for improvement.

The chart below reflects the NEO's target % of base salary incentive at targeted performance.

NEO	% Of Base Salary Incentive At Target Performance
Ronald Robinson	75%
Dan Malone	30%
Geoffrey Davies	35%
Robert George	25%
Richard Wehrle	25%
Donald Duncan	25%

Stock Option Programs

The Company's stock option program relates stockholder value and our executive long-term compensation. The program provides an opportunity for increased equity ownership by our executives while maintaining competitive levels of total compensation.

From time to time the Committee has recommended, and the Board of Directors has granted, qualified and non-qualified stock options to the NEOs, key employees and directors. Stock option award levels vary among participants based on their performance and positions within the Company.

Options are granted at the New York Stock Exchange's closing price of the Company's stock on the effective date of grant and thus will have no ultimate value unless the value of the Company's stock appreciates. The Company has never granted options with an exercise price that is less than the closing price of the Company's Common Stock on the grant date, nor has it granted options which are priced on a date other than the effective date of the grant. We do not grant options during blackout periods when insider transactions are prohibited; options are generally granted at the Company's closing price on the date of grant, which generally is the third business day after the Company's press release announcement of earnings or disclosure of other material non-public information. Newly hired executive officers who are eligible to receive options are awarded such options at the next regularly scheduled Committee meeting following their hire date. The Committee believes these options provide a significant incentive for the option holders to enhance the value of the Company's Common Stock by continually improving the Company's performance.

All options granted by the Committee become vested and exercisable for 20% of the total optioned shares after one year following the grant and for an additional 20% of the total optioned shares after each succeeding year until the option is fully exercisable. The options have a term of 10 years. Upon termination or retirement of an employee or Director prior to February 2006, the option holder had 30 days to exercise vested shares except in the case of death (subject to one year limitation). For options granted after February 2006, and if the employee or Director is at least 62 years of age and has at least 5 years of service with the Company, then all outstanding options become fully vested upon termination of employment (not for cause) or retirement.

Perquisites

The Company's NEOs and key managers receive various perquisites provided by or paid for by the Company. These perquisites can include memberships in social and professional clubs, car allowances, a 401(k) restoration plan, and some gross-up payments equal to the taxes payable on certain perquisites.

- Club memberships – reimbursement for dues and business expenses, usually negotiated at start of employment
- Car allowances/company vehicles – an allowance paid monthly for usage of personal vehicle or a company vehicle is provided where required, also usually negotiated at start of employment
- 401(k) restoration plan – provides a supplemental compensation benefit to a select group of executive officers and highly compensated employees who cannot participate at the same level as other employees of the Company
- Gross-up payments – provided in certain limited situations, such as commuting and relocation expenses, that are taxable events
- Reimbursement of certain commercial airfare, hotel and vehicle expenses in connection with Mr. Robinson's commuting that was approved by the Committee

We provide these perquisites because, in many cases, such as membership in social and professional clubs, the perquisites are often used by the executives for business-related activities and entertainment, and these perquisites are provided by many companies to their named executive officers and are therefore necessary to enable the Company to retain and recruit capable managers. Under the last item above, under listed perquisites, the Board agreed to reimbursement of certain expenses in connection with Mr. Robinson's commuting from his home in Colorado Springs, Colorado to the corporate office in Seguin, Texas, including commercial airfare, hotel and car rental.

The Committee reviews the perquisites provided to the NEOs on an annual basis, in an attempt to ensure that they continue to be appropriate in light of the Committee's overall goal of designing a compensation program for NEOs.

Other Employee Benefits

NEOs participate in all other benefits generally offered to employees.

Tax Implications

As part of its role, the Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that the Company may not deduct compensation of more than $1,000,000 that is paid to certain individuals. The Company believes that compensation paid under the management incentive plans is generally fully deductible for federal income tax purposes. For fiscal 2007, there were no salaries in excess of $1,000,000 for any named executive officer of the Company. The Company does not currently provide to the NEOs any other compensation components such as long-term grant programs, or deferred compensation.

Accounting for Stock-Based Compensation

Beginning on January 1, 2006, the Company began accounting for stock-based payments relating to its Stock Option Program in accordance with the requirements of Financial Accounting Standards Board Statement 123(R).

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors of Alamo Group Inc. oversees the Company's compensation program on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis set forth in this Proxy Statement.

In reliance on the review and discussions referred above, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Company's Proxy Statement to be filed in connection with the Company's 2008 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission.

COMPENSATION COMMITTEE

James B. Skaggs, Chairman
Jerry E. Goldress, Member
David W. Grzelak, Member
Gary L. Martin, Member

EXECUTIVE COMPENSATION
SUMMARY COMPENSATION TABLE

The following table describes the annual compensation for our NEOs for the Fiscal years 2007, 2006 and 2005.

Name and Principal Position	Year	Salary ($)	Bonus Payments ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Compensation Plan ($)[3]	All Other Compensation ($)[4][5]	Total ($)
Ronald A. Robinson President & CEO	2007 2006 2005	390,891 356,746 321,976	— — 100,000	169,301 140,350 129,632	93,750 105,469 98,438	116,270 76,778 88,309	770,212 679,343 738,355
Dan E. Malone Executive VP and CFO, Principal Financial Officer	2007 2006 2005	193,998 — —	25,000 — —	34,739 — —	19,688 — —	4,410 — —	277,835 — —
Richard J. Wehrle VP & Controller, Principal Accounting Officer	2007 2006 2005	145,550 130,541 117,431	— — 17,000	30,262 25,714 24,428	11,094 12,563 9,300	5,179 4,289 4,037	192,085 173,107 172,196
Robert H. George VP, Secretary & Treasurer	2007 2006 2005	150,939 134,884 126,258	— — 17,000	30,262 25,714 24,428	11,250 12,938 9,675	6,602 6,725 6,564	199,053 180,261 183,925
Donald C. Duncan VP & General Counsel	2007 2006 2005	149,200 141,888 130,084	— — 17,000	28,768 32,184 30,898	9,438 7,250 7,650	6,522 6,797 6,330	193,928 188,119 191,962
Geoffrey Davies VP & Managing Director Alamo Group Europe Ltd.	2007 2006 2005	250,000 214,733 201,596	— — —	57,750 57,676 49,098	99,865 70,483 53,487	22,756 18,621 18,932	430,371 361,513 323,113

(1) In 2006, the Compensation Committee approved a special bonus for the year 2005 of $100,000 to Mr. Robinson and $17,000 each to Mr. Wehrle, Mr. George and Mr. Duncan related to the completion of the Gradall acquisition. In the case of Mr. Malone, the amount in 2007 represents a starting bonus of $25,000.

(2) The amount shown in this column constitutes options granted under the Company's stock option program. The amounts are valued based on the aggregate grant date fair value of the award determined pursuant to Financial Accounting "Standards Board Statement for Financial Accounting Standards No. 123 (revised 2004) Share-Based Payment (FAS123R). See Note 1 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 for a discussion of the relevant assumptions used in calculating grant date fair value pursuant to FAS123R.

(3) Discretionary ICP incentives approved and paid in 2006, 2007 and 2008.

(4) With the exception of Mr. Davies amounts represent the employer's contribution under the Alamo Group (USA) Inc. tax-qualified 401k plan (the "401(k) Plan"). In the case of Mr. Robinson, each year the amounts include perquisites in excess of $10,000 which includes reimbursing of commuting expenses ($69,011 in 2007, $54,573 in 2006, $56,697 in 2005), a car allowance, club dues and restoration payments pursuant to the Alamo Group Inc. 401(k) Restoration Plan (the "Restoration Plan"). Such restoration payments are equivalent to matching contributions that would have been or would be made under the Company's 401(k) plan but were foregone due to certain limitations on contributions to 401(k) plans in the Internal Revenue Code of 1986.

(5) The amount reflects Alamo Group Europe Ltd.'s contribution to Mr. Davies' retirement plan in the United Kingdom.

Employment Agreements

All NEOs of the Company serve at the discretion of the Board of Directors. The NEOs are appointed to their positions by the Board until the next annual meeting of directors or until their successors have been duly qualified and appointed. There are currently no employment agreements with any NEOs of the Company.

2007 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Under-lying Options (#)[2]	Exercise or Base Price of Option Awards ($)[3]	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Ronald A. Robinson	05/07/2007	0	300,000	460,000	—	—	—	—	— 25,000	— 25.18	— 144,755
Dan E. Malone	03/08/2007	0	63,000	94,500	—	—	—	—	— 25,000	— 24.13	— 173,695
Richard J. Wehrle	05/07/2007	0	35,500	53,250	—	—	—	—	— 5,000	— 25.18	— 28,955
Robert H. George	05/07/2007	0	36,000	54,000	—	—	—	—	— 5,000	— 25.18	— 28,955
Donald C. Duncan	05/07/2007	0	30,200	45,300	—	—	—	—	— 3,000	— 25.18	— 17,370
Geoffrey Davis		0	84,455	126,683	—	—	—	—	—	—	—

(1) Amounts shown are estimated possible payouts for fiscal 2007 under the Company's Incentive Compensation Plan. These amounts are based on the individual's fiscal 2007 base salary and position. The maximum amount shown is 150% of the target amount. Actual incentives received by the NEOs for fiscal 2007 are reported in the summary compensation table under the column entited "Non-Equity Incentive Plan Compensation."

(2) The amount in this column reflects the number of shares granted to named officer under the 2005 Incentive Stock Option Plan.

(3) The amount shown in this column constitutes options granted under the Company's stock option program. The amounts are valued based on the aggregate grant date fair value of the award determined pursuant to Financial Accounting "Standards Board Statement for Financial Accounting Standards No. 123 (revised 2004) Share-Based Payment (FAS123R). See Note 1 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 for a discussion of the relevant assumptions used in calculating grant date fair value pursuant to FAS123R.

OUTSTANDING EQUITY AWARDS AT 2007 FISCAL YEAR-END

The following table lists all outstanding equity awards held by our NEOs as of December 31, 2007:

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Ronald A. Robinson President & CEO	200,000	—	8.9375	07/07/2009
	25,000	—	8.9375	07/07/2009
	40,000	10,000	12.10	05/12/2013
	10,000	15,000	19.79	05/04/2015
	—	25,000	25.18	05/07/2017
Dan E. Malone Executive VP & CFO, Principal Financial Officer	—	25,000	24.13	03/08/2017
Richard J. Wehrle VP & Controller, Principal Accounting Officer	3,750	—	9.25	08/31/2009
	4,000	1,000	12.10	05/13/2013
	2,400	600	17.85	02/20/2014
	1,200	1,800	19.79	05/04/2015
	—	5,000	25.18	05/07/2017
Robert H. George VP, Secretary & Treasurer	3,750	—	9.25	08/31/2009
	4,000	1,000	12.10	05/13/2013
	2,400	600	17.85	02/20/2014
	1,200	1,800	19.79	05/04/2015
	—	5,000	25.18	05/07/2017
Donald C. Duncan VP & General Counsel	1,400	2,800	12.10	05/13/2013
	2,400	600	17.85	02/20/2014
	1,200	1,800	19.79	05/04/2015
	—	3,000	25.18	05/07/2017
Geoffrey Davies VP & Managing Director Alamo Group Europe Ltd.	1,150	—	14.38	02/13/2012
	15,200	4,000	12.10	05/13/2013
	2,000	3,000	19.79	05/04/2015
	2,000	3,000	22.39	03/03/2016

OPTION EXERCISES IN 2007

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)
Ronald A. Robinson President & CEO	5,000	83,063
Dan E. Malone Executive VP & CFO Principal Financial Officer	—	—
Richard J. Wehrle VP & Controller Principal Accounting Officer	—	—
Robert H. George VP, Secretary & Treasurer	—	—
Donald C. Duncan VP & General Counsel	—	—
Geoffrey Davies VP & Managing Director Alamo Group Europe Ltd.	200	1,934

DIRECTOR COMPENSATION DURING 2007

The following table sets forth the aggregate compensation awarded to, earned by or paid to our non-employee directors during 2007:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) [(1)]	All Other Compensation ($) [(2)]	Total ($)
Donald J. Douglass	35,000	5,790	116,763[(2)]	157,553
Jerry E. Goldress	30,000	22,980	—	52,980
David W. Grzelak	30,000	9,555	—	39,555
Gary Martin	23,500	5,790	—	29,290
David H. Morris	34,500	22,980	—	57,480
James B. Skaggs	30,000	22,980	—	52,980
William R. Thomas	4,500	17,190	—	21,690

(1) The amount shown in this column constitutes options granted under the Company's stock option program. The amounts are valued based on the aggregate grant date fair value of the award determined pursuant to Financial Accounting "Standards Board Statement for Financial Accounting Standards No. 123 (revised 2004) Share-Based Payment (FAS123R). See Note 1 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 for a discussion of the relevant assumptions used in calculating grant date fair value pursuant to FAS123R. Options outstanding at December 31, 2007 were 5,000 shares for Mr. Douglass, 9,000 shares for Mr. Goldress, 7,500 shares for Mr. Grzelak, 5,000 shares for Mr. Martin, 16,500 shares for Mr. Morris and 9,000 shares for Mr. Skaggs.

(2) Amount reflected is payment of principal and interest relating to a supplemental retirement benefit.

During 2007, non-employee directors receive $2,000 for each meeting of the Board of Directors attended in person, and $1,000 for each meeting of any committee attended in person or $500 for each meeting of the Board of Directors or any meeting of any committee thereof attended by telephone. The Company pays directors who are not employees of the Company a $15,000 retainer per year. The chairman of the Audit Committee receives an additional $3,000 annual retainer. Directors are reimbursed for reasonable expenses incurred as a result of attending meetings of the Board or committees thereof.

On May 3, 2001, the Stockholders of the Company approved the First Amended and Restated 1999 Non-Qualified Stock Option Plan ("FAR 1999 NQSO Plan") to add non-employee directors as eligible persons to receive grants of stock options. The Company then granted options to purchase 5,000 shares to the following non-employee directors, Messrs. Goldress, Morris, Skaggs and Thomas, respectively, at an exercise price of $13.96 per share. On May 12, 2003, the Company granted additional options from the FAR 1999 NQSO Plan to purchase a total of 70,000 shares consisting of options on 50,000 shares to Mr. Robinson and 5,000 shares each to non-employee directors Goldress, Morris, Skaggs and Thomas, at an exercise price of $12.10 per share. There were no options granted under the FAR 1999 NQSO Plan during 2004. On May 4, 2005, the Company granted additional options from the FAR 1999 NQSO Plan to purchase a total of 20,000 shares consisting of options on 5,000 shares each to the following non-employee directors, Messrs. Goldress, Morris, Skaggs and Thomas, at an exercise price of $19.79 per share. On August 2, 2006, the Company granted options to Mr. Grzelak from the FAR 1999 NQSO Plan totaling 2,500 shares at an exercise price of $25.02 per share. On May 7, 2007, the Company granted additional options from the FAR 1999 NQSO Plan to purchase a total of 30,000 shares consisting of options on 5,000 shares each to the following non-employee directors, Messrs. Douglass, Grzelak, Goldress, Martin, Morris and Skaggs, at an exercise price of $25.18 per share.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company or one of our subsidiaries may occasionally enter into transactions with certain "related persons." Our Board has adopted a written Related Person Transactions Policy (the "Policy") governing the approval or ratification of related person transactions by the Audit Committee or all of the disinterested members of the Board, if necessary.

For purposes of the Policy, a Related Person Transaction generally means any transaction outside the normal course of business and not arms-length involving an amount in excess of $100,000 cumulative within a twelve-month period in which the Company is a participant and in which a Related Person has a direct or indirect material interest. A Related Person means (i) an executive officer or director of the Company or a nominee for director of the Company, (ii) a beneficial owner of more than 5% of any class of voting securities of the Company, (iii) an immediate family member of any of the persons identified in clauses (i) or (ii) hereof, and (iv) any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

Prior to entering into the Related Person Transaction (a) the Related Person, (b) the director, Executive Officer, nominee or beneficial owner who is an Immediate Family Member of the Related Person, or (c) the relevant business manager responsible for the potential Related Person Transaction shall provide notice to the General Counsel of the facts and circumstances of the proposed Related Person Transaction. The General Counsel shall advise the Chairman of the Audit Committee of any Related Person Transaction of which he becomes aware.

Under the Policy, the Audit Committee shall consider each Related Person Transaction, unless the Audit Committee determines that the approval or ratification of such Related Person Transaction should be considered by all of the disinterested members of the Board of Directors.

In considering whether to approve or ratify any Related Person Transaction, the Audit Committee or the disinterested members of the Board of Directors, as the case may be, shall consider all factors that are relevant to the Related Person Transaction, including, without limitation, the following:

- the size of the transaction and the amount payable to a Related Person;
- the nature of the interest of the Related Person in the transaction;
- whether the transaction may involve a conflict of interest; and
- whether the transaction involves the provision of goods or services to the Company that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to the Company as would be available in comparable transactions with or involving unaffiliated third parties.

There were no relationships or related party transactions that occurred in the fiscal year ending December 31, 2007.

PROPOSAL 2 - RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The firm of Ernst & Young LLP is our independent auditor and the Audit Committee of the Board of Directors desires to continue to engage the services of this firm for the fiscal year ending December 31, 2008. Accordingly, the Audit Committee has reappointed Ernst & Young LLP to audit the financial statements of the Company for fiscal 2008 and report on those financial statements. Stockholders are being asked to vote **FOR** the ratification of the appointment. If Stockholders do not ratify the appointment of Ernst & Young LLP, the Audit Committee will reconsider its appointment.

Fees Incurred by Alamo Group Inc. for Ernst & Young LLP

The following table shows the fees paid or accrued by Alamo Group Inc. for the audit and other services provided by Ernst & Young LLP for fiscal 2007 and 2006.

	2007	2006
Audit Fees[1]	$ 1,162,200	$ 1,102,684
Audit-Related Fees[2]	51,000	43,017
Tax Fees[3]	205,966	149,553
All Other Fees[4]	—	—
Total	$ 1,419,166	$ 1,295,254

(1) Both 2007 and 2006 Audit Fees include: (i) the audit of our consolidated financial statements included in our Form 10-K annual report and services attendant to, or required by, statute or regulation; (ii) reviews of the interim condensed consolidated financial statements included in our quarterly reports on Form 10-Q; and (iii) comfort letters, consents and other services related to SEC and other regulatory filings; and (iv) the audit of management's reports on the effectiveness of the Company's internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002 (Section 404).

(2) Audit-Related Fees in 2007 and 2006 include employee benefits plan and consulting in connection with acquisitions.

(3) Tax Fees in 2007 and 2006 include tax compliance, tax planning and tax advice. Tax compliance services include U.S. federal, state and local income. Tax planning and tax advice service include U.S. federal, state and local income.

(4) There were no other professional services rendered in 2007 or 2006.

Audit Committee's Pre-Approval Policy And Procedures

During fiscal year 2004 and reviewed annually thereafter, the Audit Committee of our Board of Directors adopted policies and procedures for the pre-approval of audit and non-audit services for the purpose of maintaining the independence of our independent auditors. We may not engage our independent auditors to render any audit or non-audit service unless either the service is approved in advance by the Audit Committee or the engagement to render the service is entered into pursuant to the Audit Committee's pre-approval policies and procedures. On an annual basis, the Audit Committee may pre-approve services that are expected to be provided to the Company by the independent auditors during the following twelve months.

The Audit Committee may also pre-approve particular services on a case-by-case basis. In assessing requests for services by the independent auditors, the Audit Committee considers whether such services are consistent with the auditor's independence, whether the independent auditors are likely to provide the most effective and efficient service based upon their familiarity with the Company and whether the service could enhance the Company's ability to manage or control risk or improve audit quality.

Representatives of Ernst & Young LLP will be present at the Stockholders meeting and will be available to respond to appropriate questions and make a statement should they so desire.

*Vote required. This recommendation must be approved by the stockholders by a majority of the votes cast at the Annual Meeting. All proxies will be voted "**FOR**" the ratification of the appointment of Ernst & Young LLP as the Company's independent auditor unless a contrary choice is indicated.*

THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR 2008, WHICH IS DESIGNATED AS PROPOSAL NO. 2 ON THE ENCLOSED PROXY.

SECTION 16(a) BENEFICIAL OWNERS REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and beneficial owners of more than 10% of Alamo Group Common Stock to file with the SEC reports regarding their ownership and changes in ownership of our securities. Alamo Group Inc. believes that, through March 14, 2008, its directors, executive officers and beneficial owners of more than 10% of the Company's common stock complied with all Section 16(a) filing requirements. In making this statement, Alamo Group Inc. has relied upon examination of the copies of Forms 3, 4 and 5 and amendments thereto, provided to Alamo Group Inc. and the written representations of its directors, executive officers and beneficial owners of more than 10% of the Company's common stock.

STOCKHOLDER PROPOSALS FOR 2009 ANNUAL MEETING

Proposals from Stockholders intended to be presented at the 2009 Annual Meeting, pursuant to Rule 14a-8 under the Exchange Act, must be received in writing by the Company at its principal executive offices not later than December 1, 2008. The Company's principal executive offices are located at 1627 East Walnut Street, Seguin, Texas 78155. Please direct all such proposals to the attention of the Company's Secretary.

If a Stockholder intends to present business at the 2009 Annual Meeting other than pursuant to Rule 14a-8, to be considered timely pursuant to Rule 14a-4(c), such proposal must be submitted in writing to the Secretary of the Company at our principal executive offices no later than February 13, 2009 and such proposal, under law, must be an appropriate subject for stockholder action.

PROXY SOLICITATION

The cost of soliciting proxies by the Board of Directors will be borne by the Company. Proxies may be solicited through the mail and through telephonic communications or meetings with stockholders or their representatives by directors, officers and other employees of the Company who will not receive special compensation for these services.

The Company requests persons such as brokers, nominees and fiduciaries holding stock in their names for others, or holding stock for others who have the right to give voting instructions, to forward proxy material to their principals and to request authority for the execution of the proxy, and the Company will reimburse such persons for their reasonable expenses.

OTHER MATTERS

No business other than the matters set forth in this Proxy Statement is expected to come before the meeting, but should any other matters requiring a vote of Stockholders arise, including a question of adjourning the meeting, the persons named in the accompanying Proxy will vote thereon according to their best judgment in the interests of the Company. If any of the nominees for office of director should withdraw or otherwise become unavailable for reasons not presently known, the persons named as proxies may vote for another person in his/her place in what they consider the best interests of the Company.

The Company is enclosing with this proxy a copy of the Company's Annual Report on Form 10-K including financial statements and schedules thereto filed with the SEC Commission for the year ended December 31, 2007. Any request for exhibits should be in writing addressed to Corporate Secretary, Alamo Group Inc., 1627 East Walnut Street, Seguin, Texas 78155.

By Order of the Board of Directors

Robert H. George

Robert H. George
Secretary

March 20, 2008

ALAMO GROUP INC.
27 East Walnut · Seguin, Texas 7815
www.alamo-group.com

END